2008 ANNUAL REPORT

CHATTEM


ACT Total
GOLD BOND

Zan Guerry
Chairman and CEO, Chattem, Inc.

BETTER PRODUCTS FOR BETTER LIVING

Financial Highlights


FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
$233.8
$258.2
$279.3
$300.5
$423.4
$454.9

TOTAL REVENUES
(In Millions)


FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
$1.19
$1.69
$2.09
$1.95
$3.31
$4.25

EPS[a]

[a]As adjusted to exclude certain items. See the reconciliation of net income reported in accordance with United States generally accepted accounting principles (GAAP) to our non-GAAP financial measures on page (i) of this report.


FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
3.0x
2.3x
1.7x
1.9x
3.7x
2.8x

LEVERAGE[b]

[b]Long-term debt net of cash and cash equivalents, divided by adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is reconciled to net income reported in accordance with United States GAAP on page (i) of this report.


FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
$307.0
$720.1
$624.9
$908.2
$1,353.8
$1,377.2

MARKET CAPITALIZATION[c]
(In Millions)

[c]Calculated as of 11/30 for each year.

Chairman's Letter

To our Shareholders and the Chattem Team:

Fiscal 2008 was another exceptional year for Chattem. Net sales of $455 million increased 7% over fiscal 2007 while adjusted earnings per share[1] jumped 26% to $4.25 compared to $3.36 last year. Chattem focuses on the consistent achievement of results and we are very proud of our 5-year compound growth rate in adjusted earnings per share[1] of 29%.

These strong results in fiscal 2008 are due to the continued growth of our largest brands Gold Bond®, ACT®, Icy Hot® and Cortizone-10®. Each of these brands showed strong consumer sales growth and each increased market share in their respective categories during fiscal 2008.

The two significant drivers of growth for our key brands have been product innovation combined with our strong commitment to advertising. Over the last several years our brands have had a number of very successful new product introductions that have driven growth. Gold Bond has been led by the dramatic success of the Gold Bond Ultimate® Lotion line of products as we further expanded our shelf presence in fiscal 2008 with the new Gold Bond Ultimate Softening and Gold Bond Ultimate Restoring lotions.

Icy Hot growth has been largely fueled by the continued success of our line of patch products. Cortizone-10 growth has continued behind the new Cortizone-10 Intensive Healing formula. ACT has grown due to the major success of ACT Restoring Mouthwash.

2009 Outlook[2]

Despite the difficult economic environment, our optimism remains quite high for fiscal 2009. We anticipate another year of excellent growth in sales and earnings. We initiated adjusted earnings per share[1] guidance at $4.80-$5.00 per share, representing an increase of 13% and 18%, respectively, over adjusted earnings per share[1] of $4.25 in fiscal 2008.

Chattem entered the year with positive consumer sales momentum for its largest brands and a strong lineup of new product launches planned for fiscal 2009. Each of our four largest brands will have major new products in fiscal 2009. New ACT Total Care™ is expected to have the largest sales impact, but Icy Hot and Gold Bond also have two new products that have received extremely strong consumer test scores. Cortizone-10 also has two new product launches planned for fiscal 2009 that we believe will strengthen its number one market share position in the anti-itch category.

Certain of our other brands are also well positioned for success in fiscal 2009. Bullfrog® is coming off a solid year and has gained some important new distribution for 2009. We are excited about the new Selsun Blue® Itchy Dry Scalp product and believe Selsun Blue in total should show overall growth in fiscal 2009. Finally, Unisom® and Pamprin® are expected to deliver solid performances.

As always, we are grateful for our outstanding employees, directors and business partners. Our record results are a tribute to their loyalty, talents and efforts.

Zan Guerry

Zan Guerry
Chairman & CEO

---

1 See the reconciliation of adjusted net income to net income reported in accordance with GAAP on page (i) of this report.

2 Certain statements in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made in reliance upon the safe harbor contained therein.

Reconciliation of Non-GAAP Financial Measures

	Year Ended November 30,				
	2008	2007	2006	2005	2004
INCOME FROM OPERATIONS (EXCLUDING SFAS 123R EXPENSE, IMPAIRMENT, LOSS ON PRODUCT DIVESTURES, LITIGATION SETTLEMENT, PRODUCT RECALL EXPENSE AND EXECUTIVE SEVERANCE CHARGES):					
Income from operations	$ 125,036	$ 122,182	$ 82,744	$ 66,488	$ 29,863
SFAS 123R expense	5,970	5,622	4,745	--	--
Impairment of indefinite-lived intangible assets	--	--	--	--	20,000
Loss on product divestures	--	--	--	8,678	--
Litigation settlement	11,271	--	(19,292)	(2,086)	15,836
Product recall expense	6,269	--	--	--	--
Executive severance charges	--	--	--	2,269	--
Income from operations (excluding SFAS 123R expense, impairment, loss on product divestures, litigation settlement, product recall expense and executive severance charges)	$ 148,546	$ 127,804	$ 68,197	$ 75,349	$ 65,699
NET INCOME PER COMMON SHARE (DILUTED)	$ 3.42	$ 3.08	$ 2.34	$ 1.77	$ 0.07
NET INCOME (EXCLUDING DEBT EXTINGUISHMENT, SFAS 123R EXPENSE, IMPAIRMENT, LOSS ON PRODUCT DIVESTURES, LITIGATION SETTLEMENT, PRODUCT RECALL EXPENSE AND EXECUTIVE SEVERANCE CHARGES) PER COMMON SHARE (DILUTED):					
Net Income	$ 66,286	$ 59,690	$ 45,112	$ 36,047	$ 1,451
Add (subtract):					
Loss on early extinguishment of debt	526	2,633	2,805	750	12,958
SFAS 123R expense	5,970	5,622	4,745	--	--
Impairment of indefinite-lived intangible assets	--	--	--	--	20,000
Loss on product divestures	--	--	--	8,678	--
Litigation settlement	11,271	--	(19,292)	(2,086)	15,836
Product recall expense	6,269	--	--	--	--
Executive severance charges	--	--	--	2,269	--
(Provision) benefit for income taxes	(8,090)	(2,845)	4,097	(3,076)	(16,102)
Net income (excluding debt extinguishment, SFAS 123R expense, impairment, loss on product divestures, litigation settlement, product recall expense and executive severance charges)	$ 82,232	$ 65,100	$ 37,467	$ 42,582	$ 34,143
Net income (excluding debt extinguishment, SFAS 123R expense, impairment, loss on product divestures, litigation settlement, product recall expense and executive severance charges) per common share (diluted)	$ 4.25	$ 3.36	$ 1.95	$ 2.09	$ 1.69
EBITDA RECONCILIATION (EXCLUDING IMPAIRMENT, LOSS ON PRODUCT DIVESTURES, LITIGATION SETTLEMENT, PRODUCT RECALL EXPENSE AND EXECUTIVE SEVERANCE CHARGES):					
Net Income	$ 66,286	$ 59,690	$ 45,112	$ 36,047	$ 1,451
Add:					
Provisions for income taxes	33,629	31,389	24,178	16,963	703
Interest expense, net (includes loss on early extinguishment of debt)	25,121	31,103	13,454	13,478	27,709
Depreciation and amortization less amounts included in interest	11,705	11,746	9,887	5,388	5,293
EBITDA	136,741	133,928	92,631	71,876	35,156
Add (subtract):					
Impairment of indefinite-lived intangible assets	--	--	--	--	20,000
Loss on product divestures	--	--	--	8,678	--
Litigation settlement	11,271	--	(19,292)	(2,086)	15,836
Product recall expense	6,269	--	--	--	--
Executive severance charges	--	--	--	2,269	--
EBITDA (excluding impairment, loss on product divestures, litigation settlement, product recall expense and executive severance charges)	$ 154,281	$ 133,928	$ 73,339	$ 80,737	$ 70,992
FREE CASH FLOW RECONCILATION:					
Net cash provided by operating activities	$ 92,158	$ 86,734	$ 54,422	$ 55,016	$ 44,710
Less:					
Purchases of property, plant and equipment	4,621	6,295	4,705	4,302	3,671
Free cash flow	$ 87,537	$ 80,439	$ 49,717	$ 50,714	$ 41,039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2008

Commission file number 0-5905

CHATTEM, INC.

A TENNESSEE CORPORATION

IRS EMPLOYER IDENTIFICATION NO. 62-0156300

1715 WEST 38TH STREET
CHATTANOOGA, TENNESSEE 37409
TELEPHONE: 423-821-4571

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act). YES ☐ NO ☑

As of May 31, 2008, the aggregate market value of voting and non-voting shares held by non-affiliates was $1,129,498,322. For the sole purpose of this computation, all executive officers and directors of the registrant have been deemed to be affiliates of the registrant.

As of January 22, 2009, 19,468,434 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the registrant's 2009 Annual Meeting of Shareholders (the "2009 Proxy Statement") are incorporated by reference in Part III of this Form 10-K to the extent described herein.

CHATTEM, INC.

TABLE OF CONTENTS

PART I

Item 1. Business

Except as otherwise indicated, all references in this Form 10-K to "we", "us", "our" or "Chattem" refer to Chattem, Inc. and our subsidiaries. In addition, in this Form 10-K, our fiscal years ended November 30, 2006, November 30, 2007 and November 30, 2008 are referred to as fiscal 2006, fiscal 2007 and fiscal 2008, respectively. Our fiscal year ending on November 30, 2009 is referred to as fiscal 2009. Brand names that are italicized in this Form 10-K refer to trademarks that we own.

General

Founded in 1879, we are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter ("OTC") healthcare products, toiletries and dietary supplements in such categories as medicated skin care, topical pain care, oral care, internal OTC, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our portfolio of products includes well-recognized brands such as:

- *Gold Bond, Cortizone-10* and *Balmex* - medicated skin care;
- *Icy Hot, Aspercreme* and *Capzasin* - topical pain care;
- *ACT* and *Herpecin-L* - oral care;
- *Unisom, Pamprin* and *Kaopectate* - internal OTC;
- *Selsun Blue* - medicated dandruff shampoos;
- *Dexatrim, Garlique* and *New Phase* - dietary supplements; and
- *Bullfrog, UltraSwim* and *Sun-In* - other OTC and toiletry products.

Our products target niche markets that are often outside the focus of larger companies where we believe we can achieve and sustain significant market share through product innovation and strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands, our *Cortizone-10* anti-itch ointment and our *Gold Bond* medicated body powders have the leading U.S. market share in their respective categories. We support our brands through extensive and cost-effective advertising and promotion. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force.

Our experienced management team has grown our business by acquiring brands, developing product line extensions and increasing market penetration of our existing products. We will continue to seek opportunities to acquire attractive brands in niche markets.

Competitive Strengths

We believe that the following key competitive strengths are critical to our continuing success:

Diverse and broad portfolio of well-recognized branded products. We currently market a diverse and broad portfolio of 26 brands in a variety of different product categories. Our products are marketed under well-recognized brand names, which include *Icy Hot, Gold Bond, Selsun Blue, ACT, Cortizone-10* and *Unisom.* Our presence in diverse product categories reduces our exposure to changing consumer demand or weakness in any single category.

Significant presence in niche markets. We acquire and develop brands that compete in small to medium sized niche markets where we believe we can achieve significant market presence and build brand equity. Our products often face less competitive pressures because we focus on markets that are frequently outside the core product areas of larger consumer products and pharmaceutical companies. This focus provides us with the opportunity to develop strong brand equity, identify and respond to consumer trends and leverage our strong selling and distribution capabilities in these markets.

High margins and efficient operating structure. We are able to achieve high gross margins as a result of our ability to build and maintain brand equity, our significant market presence in niche markets and efficiencies in purchasing, manufacturing and distribution. In addition, we seek to tightly control our expenses, which strengthens our operating margins. Our high margins and resulting strong cash flow allow us to withstand temporary fluctuations in our product markets that could have adverse effects on our business.

Proven advertising and promotion strategy. We aggressively build awareness and consumer loyalty of our brands through extensive and cost-effective advertising strategies that emphasize the competitive strengths of our products. We rely principally on television advertising and, to a lesser extent, radio and print advertising and promotional programs. We strive to achieve cost efficiencies in our advertising by being opportunistic in our purchase of media and through control of our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us to quickly and efficiently launch and support newly acquired brands and product line extensions as well as increase market penetration of existing brands. Advertising and promotion expenditures represented approximately 26% of our total revenues in fiscal 2008. Given the importance of our products' brand equity we expect to maintain a significant level of spending on advertising and promotion.

Established national sales and distribution network. We have an established national sales and distribution network that sells to mass merchandiser, drug and food retailers such as Wal-Mart Stores, Inc., Walgreens Co. and The Kroger Co. In fiscal 2008, sales to our top ten customers constituted approximately 74% of our total domestic gross sales, which allows us to target our selling efforts to our key customers and tailor specific programs to meet their needs. Our fiscal 2008 sales to Wal-Mart Stores, Inc. accounted for approximately 33% of our total domestic gross sales. Through targeted sales and utilization of our established distribution network, including our approximately 55 person sales force, we believe we can effectively sell and distribute our products, including newly acquired brands and product line extensions, while maintaining tight controls over our selling expenses.

Focused new product development. We strive to increase the value of our brands while obtaining an increased market presence through product line extensions. In fiscal 2008, our product development expenditures were $5.7 million. During the past several years, we have expanded our product development staff and increased research and development spending. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. In fiscal 2008, we introduced 11 new product line extensions: *Unisom* Sleep Melts, *Cortizone-10* Intensive Healing, *Gold Bond* Ultimate Restoring Lotion, *Gold Bond* Ultimate Foot Cream, *Gold Bond* Ultimate Soothing Lotion, *Icy Hot* PM Lotion, *Icy Hot* PM Patch, *Aspercreme* Heat Pain Relieving Gel, *Aspercreme* Nighttime Lotion, *Dexatrim* Max Daytime Control and *Dexatrim* Max Complex 7. We have 13 new product launches scheduled for fiscal 2009.

Business Strategy

Our strategy to achieve future growth is to generate new sales through strong marketing and promotional programs, new product development and the acquisition of new brands.

Brand management and growth. We seek to increase market share for our major brands through focused marketing of our existing products and product line extensions while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We also seek continued growth through our new product line extension activities as evidenced by our increased research and development spending and the expansion of our product development staff. In addition, we continually evaluate the profit potential of and markets for our brands and, in instances where our objectives are not realized, will dispose of under-performing brands and redeploy the resulting cash assets.

Strategic acquisitions. We intend to identify and acquire brands in niche markets where we believe we can achieve a significant market presence through our established advertising and promotion platform, sales and distribution network and research and development capabilities. We target brands with sales that are responsive to increased advertising support, provide an opportunity for product line extensions through our research and development efforts and have the potential to meet our high gross margin goals. On January 2, 2007, we acquired the U.S. rights to the following five consumer and OTC brands from Johnson & Johnson ("J & J Acquisition"): *ACT*, *Unisom*, *Cortizone-10*, *Kaopectate* and *Balmex*. Also in fiscal 2007, we acquired the worldwide trademark and rights to sell and market *ACT* in Western Europe from Johnson & Johnson ("*ACT Acquisition*"). We will continue to seek opportunities to acquire attractive brands in niche markets.

Developments During Fiscal 2008

Products

In fiscal 2008, we introduced the following product line extensions: *Unisom* Sleep Melts, *Cortizone-10* Intensive Healing, *Gold Bond* Ultimate Restoring Lotion, *Gold Bond* Ultimate Foot Cream, *Gold Bond* Ultimate Soothing Lotion, *Icy Hot* PM Lotion, *Icy Hot* PM Patch, *Aspercreme* Heat Pain Relieving Gel, *Aspercreme* Nighttime Lotion, *Dexatrim* Max Daytime Control and *Dexatrim* Max Complex 7.

Product Recall

On February 8, 2008, we initiated a voluntary nationwide recall of our *Icy Hot* Heat Therapy product. *Icy Hot* Heat Therapy is an air-activated, self-heating disposable device for temporary relief of muscular and joint pain. We recalled these products because we received some consumer reports of first, second and third degree burns and skin irritation resulting from the use or possible misuse of the product. Based in part on consideration of on-hand factory inventory and retail point of sales data, during the first quarter of fiscal 2008 we recorded an estimate of approximately $6.0 million of recall expenses related to product returns, inventory obsolescence, destruction costs, consumer refunds, legal fees and other estimated expenses. Subsequent to our first fiscal quarter, we increased our estimate of recall expenses by $0.3 million, to a total of $6.3 million, primarily as a result of additional legal fees and settlement payments. The remaining accrued liability for product recall expenses was $0.8 million as of November 30, 2008.

Loss on Early Extinguishment of Debt

During the first quarter of fiscal 2008, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay $35.0 million of the term loan under the Credit Facility. In connection with the term loan repayment, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on extinguishment of debt of $0.5 million.

Stock Repurchase

During fiscal 2008, we repurchased 418,281 shares of our common stock under our stock repurchase program for $26.3 million at an average price per share of $62.94.

Litigation Settlement

During the third quarter of fiscal 2008, we reached a settlement on all 26 known claims alleging pulmonary arterial hypertension as a result of the ingestion of *Dexatrim* products in 1998 through 2003. Included as litigation settlement in the consolidated statements of income is the settlement of the 26 claims totaling $13.3 million and $0.6 million of legal expenses, which were partially offset by $2.6 million of proceeds from the *Dexatrim* litigation settlement trust.

Subsequent Event

On December 4, 2008, we issued an aggregate of 487,123 shares of our common stock in exchange for $28.7 million in aggregate principal amount of our outstanding 2.0% Convertible Senior Notes due 2013 ("2.0% Convertible Notes"). As a result of this transaction, the balance of the remaining 2.0% Convertible Notes was reduced to $96.3 million outstanding.

Products

We currently market a diverse and broad portfolio of branded OTC healthcare products, toiletries and dietary supplements in such categories as medicated skin care, topical pain care, oral care, internal OTC, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our branded products by category consist of:

Category and Brands	Product Description
Medicated Skin Care	
Gold Bond	Medicated powder, cream, lotion, first aid and foot care products
Cortizone-10	Hydrocortisone anti-itch
Balmex	Diaper rash
Topical Pain Care	
Icy Hot	Dual action muscular and arthritis pain reliever
Aspercreme	Odor-free arthritis pain reliever
Flexall	Aloe-vera based pain reliever
Capzasin	Deep penetrating, odor-free arthritis pain reliever
Sportscreme	Odor-free muscular pain reliever
Arthritis Hot	Value-priced arthritis pain reliever
Oral Care	
ACT	Anti-cavity mouthwash/mouth rinse
Herpecin-L	Cold sore lip treatment
Benzodent	Denture pain relief cream
Internal OTC	
Pamprin	Menstrual pain reliever
Prêmsyn PMS	Premenstrual pain reliever
Unisom	OTC sleep-aid
Kaopectate	Anti-diarrheal remedy
Medicated Dandruff Shampoos	
Selsun Blue	Medicated dandruff shampoos
Dietary Supplements	
Dexatrim	Diet pills
Garlique	Cholesterol health supplement
Melatonex	Natural sleep aid
New Phase	Menopausal supplement
Omnigest EZ	Digestive aid
Other OTC and Toiletry Products	
Bullfrog	Sunscreens
Sun-In	Spray-on hair lightener
UltraSwim	Chlorine-removing shampoo and conditioner
Mudd	Facial masque

Medicated Skin Care

The *Gold Bond* brand competes in numerous product categories with specially formulated products for both adults and babies, including body powder, therapeutic hand and body lotions, foot care and first aid. *Gold Bond* has long been the number one selling brand of medicated body powder domestically, and its strong brand equity among consumers has allowed us to successfully launch new line extensions, most recently under the *Gold Bond* Ultimate line.

Initially launched in fiscal 2003, *Gold Bond* Ultimate Healing Skin Therapy Lotion helps to heal and nurture extremely dry, cracked and irritated skin with seven intensive moisturizers plus vitamins A, C and E. The *Gold Bond* Ultimate line expanded into the everyday bath powder category with the introduction of *Gold Bond* Ultimate Comfort Body Powder in fiscal 2005. *Gold Bond* Ultimate Comfort Body Powder is a talc-free powder that provides freshness, odor protection and moisture control and features the signature Ultimate fragrance. In fiscal 2006, we introduced *Gold Bond* Ultimate Softening Lotion. The new Ultimate Softening lotion is specially formulated to soften rough, dry skin. In fiscal 2008 we launched three additions to the *Gold Bond* Ultimate line: Restoring Lotion, Soothing Lotion and Foot Cream.

As part of the J&J Acquisition in 2007, *Cortizone-10* and *Balmex* joined the *Gold Bond* brand in the medicated skin care category. *Cortizone-10* is the leading brand in the anti-itch category and helps to relieve itching associated with various skin irritations including rashes, dry skin, eczema, poison ivy and insect bites. All *Cortizone-10* products contain 1% hydrocortisone and are available in multiple forms. The *Cortizone-10* Crème with aloe and Crème Plus with 10 moisturizers are designed to relieve itch fast and moisturize the skin. *Cortizone-10* Intensive Healing Formula, launched in January 2008, contains moisturizers, anti-oxidant vitamins, and chamomile designed to moisturize for 24 hours and to help relieve itchy skin.

Balmex is a line of diaper rash products available in two formulas. The primary formula contains zinc oxide to treat and prevent diaper rash. The second formula is a petrolatum based product for treatment and prevention of diaper rash and other skin irritations.

Topical Pain Care

Our topical pain care portfolio features six distinctly positioned brands. Our flagship brand, *Icy Hot*, is a leader in the external analgesic category and receives heavy media support and strong advertising featuring NBA super-star Shaquille O'Neal. In fiscal 2008, we extended the *Icy Hot* brand with two new products – *Icy Hot* PM Lotion and *Icy Hot* PM Patch – specifically designed to help relieve arthritis sufferers' nighttime pain.

Aspercreme provides odor-free pain relief for sufferers of arthritis and other joint and muscle pain. In fiscal 2008, this brand was extended with two new product introductions: *Aspercreme* Nighttime Lotion offers maximum nighttime pain relief, and *Aspercreme* Heat Pain Relieving Gel delivers fast-acting pain relief with a heat sensation in a no-mess gel. *Capzasin* is an arthritis pain reliever that contains capsaicin. *Sportscreme* is targeted at serious athletes as well as "weekend warriors". *Flexall* is marketed toward those who seek a menthol and aloe vera based pain reliever for conditions such as back pain or muscle strain. *Arthritis Hot* rounds out the portfolio and competes against private label products at a value price.

Oral Care

Our oral care brands include *Herpecin-L*, a lip care product that treats cold sores and protects lips from the harmful rays of the sun, and *Benzodent*, a dental analgesic cream for pain related to dentures. With the J&J Acquisition, we added *ACT*, a line of anti-cavity mouthwash and mouth rinses. *ACT* is available in three flavors of anti-cavity fluoride rinse and in the *ACT* Restoring line with four flavors and multiple package sizes. The *ACT* Restoring line of products seeks to restore minerals to soft spots; strengthen enamel to prevent tooth decay; and kill bad breath germs. In 2009, we will launch the *ACT* Total Care line of mouthwashes which combines the consumer benefits of strong teeth, healthy gums and fresh breath in two flavors – Icy clean mint and alcohol-free Fresh mint.

Internal OTC's

We compete in the menstrual analgesic category with two brands, *Pamprin* and *Prēmsyn PMS*. *Pamprin*, featuring four distinct formulas, seeks to provide complete relief of a woman's menstrual symptoms, while *Prēmsyn PMS* has one formula designed to address specific symptoms of premenstrual syndrome. *Pamprin* is available in four formulas: Multi-Symptom, Cramp, All Day, and Max.

In connection with the J&J Acquisition, the *Unisom* and *Kaopectate* brands joined the internal OTC category in 2007. *Unisom* is the leading single ingredient brand in the OTC sleep aid category. *Unisom* is available in three product forms: SleepTabs, with the active ingredient diphenhydramine; SleepGels, which contains the active ingredient doxylamine; and Sleep Melts, launched in fiscal 2008, which melts in your mouth. *Kaopectate* is a well established anti-diarrheal remedy. *Kaopectate* is available in Regular and Extra Strength and three flavors: regular, Peppermint and Cherry. In addition, *Kaopectate* offers a stool softener under its brand banner.

Medicated Dandruff Shampoos

The *Selsun Blue* line of products consists of three distinct product offerings, each using different active medication and ingredients to provide unique formulas for the various consumer segments in the marketplace.

The *Selsun Blue* base formula contains the active ingredient selenium sulfide and is comprised of four shampoos: Medicated, with a cooling clean feel; Moisturizing, with aloe and moisturizers; 2-in-1, with a patented conditioning system; and Daily for more sensitive scalp treatment.

Selsun Salon, launched in 2005, contains the active ingredient, pyrithione zinc, plus moisturizers and nutrients for enhanced hair care. All *Selsun Salon* products are formulated with a blend of salon quality moisturizers, vitamins and nutrients to provide great looking hair.

Selsun Natural, launched in fiscal 2007, contains the active ingredient salicylic acid. The two shampoos (Artic Energy and Island Breeze) have a clear-looking formula with moisturizers, botanicals and vitamins to provide gentler care of the hair and scalp and help restore hair to its natural, healthy state.

Dietary Supplements

Dexatrim is a leading brand in the diet pill category that includes such products as *Dexatrim* Max, *Dexatrim* Max$_2$O, *Dexatrim* Max Evening Appetite Control, *Dexatrim* Natural and, launched in fiscal 2008, *Dexatrim* Max Daytime Control and *Dexatrim* Max Complex 7.

We also compete in the dietary supplements category with our Sunsource line of products. All Sunsource products are specially formulated to provide consumers with an all-natural, drug-free way to support their specific health care goals. Known for its support of cardiovascular health, *Garlique* leads the garlic supplement category and is positioned as an odor-free, one-per-day supplement that helps maintain cholesterol levels already within a healthy range.

Other OTC and Toiletry Products

The majority of sales of our seasonal brands, *Bullfrog*, *Sun-In* and *UltraSwim*, typically occur during the first three quarters of our fiscal year. *Bullfrog* is a line of high quality, high SPF waterproof sunblocks. Included in the *Bullfrog* line is *Bullfrog* Mosquito Coast which combines an SPF 30 sunblock with a DEET Free insect repellent, QuickGel Sportspray, Superblock, Quik Stick, and Marathon Mist, a convenient continuous spray sunblock product in children and adult versions. In 2008 and 2009, the *Bullfrog* line is being enhanced with "UV Extender" which provides broader UVB and UVA protection for the Quick Gel, Sportspray and Marathon Mist products. In addition, in 2009 *Bullfrog* Superblock will be reformulated to provide SPF 50 protection for those seeking sun protection.

Sun-In, a hair lightener, is available in two varieties of spray-on and a highlighting gel. *UltraSwim* is our niche line of swimmers' shampoos and conditioner. Our other brands include *Mudd*, a line of specialty masque products, and a variety of other smaller brands.

International Business

Our international business, which represented approximately 7%, 7% and 8% of our total revenues in fiscal 2008, 2007 and 2006, respectively, has been concentrated in Canada, an export market driven from our operations in Ireland, the United Kingdom ("U.K."), Greece and in Latin American countries in which *Selsun*, *ACT* and certain of our other products are sold.

Canada

Chattem Canada, a wholly-owned subsidiary based in Mississauga, Ontario, Canada, markets and distributes certain of our consumer products throughout Canada. The manufacturing of these products is principally done in our facilities in Chattanooga, Tennessee, while some packaging is done in Mississauga. Chattem Canada utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include *Icy Hot*, *Selsun*, *Gold Bond*, *Pamprin*, *Sun-In*, *UltraSwim* and *Aspercreme*.

Europe

Our European business is conducted through Chattem Global Consumer Products Limited ("Chattem Global"), our Irish subsidiary, located in Limerick, Ireland; Chattem (U.K.) Limited ("Chattem (U.K.)"), a wholly-owned subsidiary located in Basingstoke, Hampshire, England; and Chattem Greece, a wholly-owned subsidiary located in Alimos Attica, Greece. Packaging and distribution operations are conducted principally in Ireland with certain products sourced from our U.S. operations. Chattem uses a national broker in the U.K., while distributors are used to market and sell our products on the European continent and elsewhere. Our products sold in Europe include *Selsun*, *ACT*, Sun-*In*, and *Mudd*. Cornsilk® is sold by Chattem (U.K.) under a licensing arrangement with the owner of its registered trademark, Coty, Inc. Spray Blond Spray-In Hair lightener is marketed only on the European continent. Certain of our OTC health care products are sold by Chattem Global to customers in parts of Central Europe and the Middle East.

Peru

In the fourth quarter of fiscal 2008, we established Chattem Peru SRL ("Chattem Peru"), a wholly-owned subsidiary located in Lima, Peru. Chattem Peru sells certain of our *Selsun* products throughout Peru using third party distributors.

United States Export

Our United States export division services various distributors primarily located in the Caribbean and Latin America. We distribute *Selsun*, *ACT*, *Gold Bond*, *Dexatrim*, *Icy Hot*, *Aspercreme*, *Capzasin* and *Sportscreme* into these markets.

Selsun International

We plan to focus our efforts on expanding *Selsun's* international presence in existing key markets, such as Canada, Mexico, Brazil, the U.K. and Australia. In certain international markets, we sell *Selsun* through distributors and receive a royalty based on a percentage of distributor sales. We have entered into distributor agreements with third party distributors for *Selsun* in various international markets other than Canada and the U.K., where we engage national brokers.

Marketing, Sales and Distribution

Advertising and Promotion

We aggressively seek to build brand awareness and product usage through extensive and cost effective advertising strategies that emphasize the competitive strengths of our products. We allocate a significant portion of our revenues to the advertising and promotion of our products. Expenditures for these purposes were approximately 26%, 27% and 32% of total revenues in fiscal 2008, 2007 and 2006, respectively.

We seek to increase market share for our major brands through focused marketing of our existing products and product line extensions while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We rely principally on television advertising and to a lesser extent, radio and print advertising and promotional programs. We strive to achieve cost efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us quickly and efficiently to launch and support newly acquired brands and product line extensions as well as increase market penetration of existing brands.

We work directly with retailers to develop promotional calendars and campaigns for each brand, customizing the promotion to the particular requirements of the individual retailer. These programs, which include cooperative advertising, temporary price reductions, in-store displays and special events, are designed to obtain or enhance distribution at the retail level and to reach the ultimate consumers of the product. We also utilize consumer promotions such as coupons, samples and trial sizes to increase the trial and consumption of the products.

Customers

Our customers consist of mass merchandisers such as Wal-Mart Stores, Inc., drug retailers such as Walgreens Co. and food retailers such as The Kroger Co. In fiscal 2008, our ten largest customers represented approximately 74% of total domestic gross sales, and our 20 largest customers represented approximately 84% of total domestic gross sales, which allows us to target our selling efforts to our key customers and customize programs to meet their needs. Our fiscal 2008 sales to Wal-Mart Stores, Inc. accounted for approximately 33% of total domestic gross sales. No other customer accounts for more than 10% of our total domestic gross sales. No international retailers accounted for more than 10% of our total international gross sales in fiscal 2008. Consistent with industry practice, we do not operate under a long-term written supply contract with any of our customers.

Sales and Distribution

We have an established national sales and distribution organization that sells to mass merchandiser, drug and food retailers. We utilize our national sales network, consisting primarily of our own sales force, to sell and distribute our products, including newly acquired brands and product line extensions, while maintaining tight controls over our selling expenses. Our experienced sales force of approximately 55 people serves all direct buying accounts on an individual basis. For the more fragmented food channel and for the smaller individual stores, we rely on a national network of regional brokers to provide retail support. In excess of 95% of our domestic orders are received electronically through our electronic data interchange, or EDI, system, and accuracy for our order fulfillment has been consistently high. Our sales department performs significant analysis helping both our sales personnel and customers understand sales patterns and create appropriate promotions and merchandising aids for our products. Although not contractually obligated to do so, in certain circumstances, we allow our customers to return unsold merchandise, and for seasonal products we provide extended payment terms to our customers.

Internationally, our products are sold by national brokers in Canada and the U.K. and by distributors in Europe and Latin America. We have entered into distribution agreements with third party distributors for *Selsun* in various international markets except Canada and the U.K.

Most of our products, including those manufactured by third party manufacturers, are shipped from leased warehouses located in Chattanooga, Tennessee. We also use a third party logistics service located in California to warehouse and distribute our products to the west coast area of the United States. We use third party common carriers to transport our products. We do not generally experience wide variances in the amount of inventory we maintain. At present, we have no backlog of customer orders and are promptly meeting customer requirements.

Manufacturing and Quality Control

During fiscal 2008, we manufactured products representing approximately 57% of our domestic sales volume at our two Chattanooga, Tennessee, facilities. The balance of our products are manufactured by third party contract manufacturers including our *Gold Bond* medicated powders, *Icy Hot* patches and sleeves, *ACT*, *Herpecin-L*, and our dietary supplements, including *Dexatrim* products. We contract with third party manufacturers to manufacture products that are not compatible with our existing manufacturing facilities or which can be more cost-effectively manufactured by others. In certain cases, third party manufacturers are not obligated under contracts that fix the term of their commitment. We believe we have adequate capacity to meet anticipated demand for our products through our own manufacturing facilities and third party manufacturers.

To monitor the quality of our products, we maintain an internal quality control system supported by onsite microbiology and analytical laboratories. We have trained quality control technicians who test our products and processes and guide the products through the manufacturing cycle. Consultants also are employed from time to time to test our quality control procedures and the compliance of our manufacturing operations with the United States Food and Drug Administration ("FDA") regulations. We audit our third party manufacturers to monitor compliance with applicable current good manufacturing practices ("GMPs") as defined by FDA regulations.

We purchase raw materials and packaging materials from a number of third party suppliers primarily on a purchase order basis. Except for a select few active ingredients used in our *Pamprin* and *Prēmsyn PMS* products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. Sales of our *Pamprin* and *Prēmsyn PMS* products represented approximately 3% of our consolidated total revenues in fiscal 2008. In addition, we have a limited source of supply for selenium sulfide, the active ingredient in *Selsun Blue*. As a result of the limited supply and increase in worldwide demand for selenium metal, a major component in the manufacture of selenium sulfide, our cost of selenium sulfide has been and is expected to be volatile. We believe that our current and potential alternative sources of supply will be adequate to meet future product demands. Sales of our *Selsun Blue* products represented approximately 11% of our consolidated total revenues in fiscal 2008.

Research and Development

We strive to increase the value of our base brands and obtain an increased market presence through product line extensions. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Our growth strategy includes an emphasis on new product development as evidenced by our increased research and development spending and the expansion of our product development staff. We currently employ approximately 34 people in our research and development department and also engage consultants from time to time to provide expertise or research in a particular product area. Our product development expenditures were $5.7 million in fiscal 2008 and $5.5 million in fiscal 2007.

Competition

We compete in the OTC health care, toiletries and dietary supplements markets. These markets are highly competitive and are characterized by the frequent introduction of new products, including the migration of prescription drugs to the OTC market, often accompanied by major advertising and promotional support. Our competitors include large pharmaceutical companies such as Johnson & Johnson, consumer products companies such as Procter & Gamble Co., and dietary supplements companies such as GlaxoSmithKline and Nature's Bounty, Inc., many of which have considerably greater financial and other resources and are not as highly leveraged as we are. Our competitors may be better positioned to spend more on research and development, employ more aggressive pricing strategies, utilize greater purchasing power, build stronger vendor relationships and develop broader distribution channels than us. In addition, our competitors have often been willing to use aggressive spending on trade promotions and advertising as a strategy for building market share at the expense of their competitors, including us. The private label or generic category has also become increasingly more competitive in certain of our product markets. Our products continue to compete for shelf space among retailers who are increasingly consolidating.

Trademarks and Patents

Our trademarks are of material importance to our business and among our most important assets. We own all of our trademarks associated with brands that we currently market. In fiscal 2008, substantially all of our total revenues were from products bearing proprietary or licensed brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly *Gold Bond*, *Selsun Blue*, *Icy Hot*, *ACT*, *Unisom* and *Cortizone-10*.

Our principal brand names are registered trademarks in the United States and certain foreign countries. We maintain or have applied for patent and copyright protection in the United States relating to certain of our existing and proposed products and processes. We also license from third parties other intellectual property that is used in certain of our products. The sale of these products relies on our ability to maintain and extend our supply and licensing agreements with these third parties.

Government Regulation

The U.S. manufacturing, distribution, processing, formulation, packaging, labeling and advertising of our products are subject to regulation by federal agencies, including, but not limited to:

- the Food & Drug Administration (the "FDA");
- the Federal Trade Commission (the "FTC");
- the Drug Enforcement Administration (the "DEA");
- the Consumer Product Safety Commission (the "CPSC");
- the United States Postal Service;
- the Environmental Protection Agency ("EPA"); and
- the Occupational Safety and Health Administration ("OSHA").

These activities are also regulated by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of OTC drugs, medical devices, dietary supplements, functional toiletries, and skin care products. In addition, the FTC has primary jurisdiction to regulate the advertising of OTC drugs, medical devices, dietary supplements, functional toiletries and skin care products. In foreign countries these same activities may be regulated by ministries of health, or other local regulatory agencies. The manner in which products sold in foreign countries are registered, how they are formulated, or what claims may be permitted may differ from similar products and practices in the U.S.

Under the Federal Food, Drug, and Cosmetic Act ("FDC Act") all "new drugs", including OTC products, are subject to pre-market approval by the FDA under the new drug application ("NDA") process. The FDC Act defines a "new drug" as a drug that is not generally recognized among scientifically qualified experts as safe and effective for use under the conditions stated in its labeling. A drug might also be considered new if it has not been used, outside of clinical investigations, to a material extent or for a material time under conditions described for a product. A drug that is generally regarded as safe and effective is not a "new drug" and therefore does not require pre-market approval.

The FDA has adopted an administrative process, the OTC Drug Review, to determine which active ingredients and indications are safe and effective for use in OTC products. With the aid of independent expert advisory review panels, the FDA develops rules, referred to as "monographs", which define categories of safe and effective OTC drugs. These monographs group drug ingredients into therapeutic classes such as OTC external analgesics. Products that comply with monograph conditions do not require pre-market approval from the FDA.

The FDA has finalized monographs for certain categories of OTC drugs such as drug products for the control of dandruff. If a product is marketed beyond the scope of a particular final monograph and without an approved NDA, such as if the manufacturer makes a label claim not covered by the monograph, the FDA will consider the product to be unapproved and misbranded and can take enforcement action against the drug company and product including, but not limited to, issuing a warning letter or initiating a product seizure. In order to market a product whose active ingredients are not permitted by a final monograph, a company must submit an NDA to the FDA.

There are several categories of OTC drugs, such as external analgesics, for which the FDA has not completed its review. In such cases, the FDA has established tentative final monographs. These tentative final monographs are similar to final monographs in that they establish conditions under which OTC drugs can be marketed for certain uses without FDA pre-marketing approval. The FDA generally does not take enforcement action against an OTC drug subject to a tentative final monograph unless there is a safety problem or a substantial effectiveness question.

The majority of our OTC drug products are regulated pursuant to the FDA monograph system. Many of our products are sold according to tentative final monographs. Therefore, we face the risk that the FDA could take action if there is a perceived safety or efficacy issue with respect to one of our product categories or finalize these monographs with conditions as to which of our products do not comply. If any of our products were found not to be in compliance with a final monograph, we may be forced to reformulate or relabel such products, if possible, or submit an NDA or an abbreviated NDA to continue to market our existing formulation. The submission of an NDA would require the preparation and submission of clinical tests, which would be time consuming and expensive. We may not receive FDA approval of any NDA in a timely manner or at all. If we were not able to reformulate or relabel our product or obtain FDA approval of an NDA, we would be required to discontinue selling the affected product. Changes in monographs could also require us to change our product formulation or dosage form, revise our labeling, modify our production process or provide additional scientific data, any of which would involve additional costs and may be prohibitive. For our OTC drug products that are sold according to final monographs, we cannot deviate from the conditions described in the final monograph, such as changes in approved active ingredient levels or labeling claims, unless we obtain pre-marketing approval from the FDA.

We have responded to certain questions received from the FDA with respect to efficacy of pyrilamine maleate, one of the active ingredients used in certain of the *Pamprin* Menstrual Pain Relief and *Prēmsyn PMS* products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. If pyrilamine maleate is not included in the final monograph, we would be required to reformulate the products to continue to provide the consumer with multi-symptom relief benefits. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category and that finalization of the menstrual products monograph is not imminent.

Moreover, we have formulated alternative *Pamprin* products that fully comply with both the internal analgesic and menstrual product monographs. Sales of our *Pamprin* Menstrual Pain Relief and *Prēmsyn PMS* products represented approximately 3% of our consolidated total revenues in fiscal 2008.

We were notified in October, 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of *Sportscreme* and *Aspercreme*. The petition sought a determination that 10% trolamine salicylate, the active ingredient in *Sportscreme* and *Aspercreme*, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA's yet-to-be finalized monograph for external analgesics. We are working to develop alternate formulations for *Sportscreme* and *Aspercreme* in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated after expiration of an anticipated grace period. If this occurred, we believe we could market related products as homeopathic products and could also reformulate them using other ingredients included in the FDA monograph. We believe that the monograph is unlikely to become final and take effect before mid-2009. Sales of our *Sportscreme* and *Aspercreme* products represented approximately 5% of our consolidated total revenues in fiscal 2008.

Certain of our topical analgesic products are currently marketed under an FDA tentative final monograph. In 2003, the FDA proposed that the final monograph exclude external analgesic products in patch, plaster or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our *Icy Hot* patches and arguments to support the inclusion of patch products in the final monograph. We also participated in an industry-wide effort coordinated by Consumer Healthcare Products Association ("CHPA") requesting that patches be included in the final monograph and seeking to establish with the FDA a protocol of additional research that would allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to the FDA was made on October 15, 2003. The FDA has not responded to our or CHPA's submission. The most recent Unified Agenda of Federal Regulatory and Deregulatory Actions published in the Federal Register provided a target final monograph publication date of May 2009. If the final monograph excludes products in patch, plaster or poultice form, we would have to file and obtain approval of an NDA in order to continue to market the *Icy Hot, Capzasin* and *Aspercreme* patch products, the *Icy Hot* Sleeve and/or similar delivery systems under our other topical analgesic brands. In such case, we would have to cease marketing the existing products likely within one year from the effective date of the final monograph, or pending FDA review and approval of an NDA..The preparation of an NDA would likely take us six to 24 months and would be expensive. It typically takes the FDA at least 12 months to rule on an NDA once it is submitted and there is no assurance that an NDA would be approved. Sales of our *Icy Hot, Capzasin,* and *Aspercreme* patches and *Icy Hot* Sleeve products represented approximately 8% of our consolidated total revenues in fiscal 2008.

During the finalization of the monograph on sunscreen products, the FDA chose to hold in abeyance specific requirements relating to the characterization of a product's ability to reduce UVA radiation. In September 2007, the FDA published a new proposed rule amending the previously stayed final monograph on sunscreens to include new formulation options, labeling requirements and testing standards for measuring UVA protection and revised testing for UVB protection. When implemented, the final rule will require all sunscreen manufacturers to conduct new testing and revise the labeling of their products within eighteen months after issuance of the final rule. We will be required to take such actions for our *Bullfrog* product line.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the FDC Act by defining dietary supplements, which include vitamins, minerals, amino acids, nutritional supplements, herbs and botanicals, as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and to foster the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating dietary supplements as food additives or as drugs unless product claims, such as claims that a product may diagnose, mitigate, cure or prevent an illness, disease or malady, permit the FDA to attach drug status to a product. In such case, the FDA could require pre-market approval to sell the product. Manufacturers are not required to obtain prior FDA approval before producing or selling a dietary supplement unless the ingredient is considered "new" or was not on the market as of October 15, 1994.

The FDA has promulgated regulations relating to the manufacturing process for drugs, which are known as current GMP's. In June 2007, the FDA published the final rule on GMP's for dietary supplements, with an effective date of June 25, 2008. We source all of our dietary supplement products from outside suppliers, including *Dexatrim, New Phase, Garlique,*

Melatonex, and *Omnigest*. As part of its regulatory authority, the FDA may periodically conduct audits of the physical facilities, machinery, processes and procedures that we, or our suppliers, use to manufacture products. The FDA may perform these audits at any time without advanced notice. As a result of these audits, the FDA may order us, or our suppliers, to make certain changes in manufacturing facilities and processes. We may be required to make additional expenditures to comply with these orders or the new GMP requirements, or possibly discontinue selling certain products until we, or our suppliers, comply with these orders and requirements. As a result, our business could be adversely affected.

In 1997, the FDA published a proposed rule on the use of dietary supplements containing ephedrine alkaloids. In June 2002, the United States Department of Health and Human Services ("HHS") proposed an expanded scientific evaluation of Ephedra which led to the issuance of a report by the RAND-based Southern California Evidence-Based Practice Center (the "RAND Report"). The RAND Report concluded that ephedrine, ephedrine plus caffeine and Ephedra-containing dietary supplements with or without herbs containing caffeine all promote modest amounts of weight loss over the short term and use of Ephedra, or ephedrine plus caffeine, is associated with an increased risk of gastrointestinal, psychiatric and autonomic symptoms. The adverse event reports contained a smaller number of more serious adverse events. Given the small number of such events, the RAND Report concluded that further study would be necessary to determine whether consumption of Ephedra, or ephedrine, may be causally related to these serious adverse events. In connection with the RAND Report, HHS sought public comment on whether additional measures are required concerning the sale and distribution of dietary supplements containing ephedrine alkaloids.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule became effective on April 11, 2004. We discontinued the manufacturing and shipment of *Dexatrim* containing ephedrine in September 2002.

The FDA also regulates some of our products as cosmetics or drug-cosmetics. There are fewer regulatory requirements for cosmetics than for drugs or dietary supplements. Cosmetics marketed in the United States must comply with the FDC Act, the Fair Packaging and Labeling Act and the FDA's implementing regulations. Cosmetics must also comply with quality and labeling requirements proscribed by the FDA. In addition, several of our products are subject to product packaging regulation by the CPSC and the FDA.

Combination products can be regulated via a memorandum of understanding between federal agencies. In February 2006, we launched *Bullfrog* Mosquito Coast, a combination of sunscreen and insect repellent. The sunscreen labeling is regulated by the FDA in its sunscreen monograph, but the insect repellent, IR-3535, and its labeling, require pre-market safety and efficacy testing and approval by the EPA and all 50 states (and U.S. Territories). *Bullfrog* Mosquito Coast received approval from all states and the EPA prior to launch. Further, the FDA announced its intention in its November, 2005 Unified Agenda to regulate, under the monograph system, the combination of sunscreens and insect repellents in a notice of proposed rulemaking yet to be published. Any final rule making is years in the future and the FDA might grandfather existing products or otherwise allow time for their compliance.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state's list as a carcinogen, it is possible that a claim could be brought, in which case we would be required to demonstrate that exposure is below a "no significant risk" level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titanium dioxide on the state's list of suspected carcinogens. Titanium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our *Bullfrog* Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through CHPA, presenting evidence that titanium dioxide presents "no significant risk" to consumers.

Finally, the FDA regulates the quality of all finished drug, medical device, and food products under GMP's. As part of its regulatory authority, the FDA may periodically conduct audits of the physical facilities, machinery, processes and procedures that we, or our suppliers, use to manufacture products. The FDA may perform these audits at any time without advanced notice. In February 2006, we registered as a medical device manufacturer with the FDA in connection with our sale of *Icy Hot Pro Therapy* products. It might be expected that we could be audited as a new device manufacturer under medical device GMP's. Working with consultants we have instituted medical device GMP's pursuant to applicable portions of the medical device Quality System Regulation, or QSR. As a result of any audits, the FDA may order us, or our suppliers, to make certain changes in manufacturing facilities and processes. We may be required to make additional expenditures to comply with these orders, or possibly discontinue selling certain products until we, or our suppliers, comply with these orders. As a result, our business could be adversely affected. In December 2006, the Dietary Supplement and Nonprescription Drug Consumer Protection Act was signed into law with an effective date of December 22, 2007. This new law requires the mandatory reporting of serious adverse events and specific record keeping requirements for dietary supplements and non-prescription drugs marketed without an approved application.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect us.

Environmental Matters

We continually assess the compliance of our operations with applicable federal, state and local environmental laws and regulations. Our policy is to record liabilities for environmental matters when loss amounts are probable and reasonably determinable. Our manufacturing site utilizes chemicals and other potentially hazardous materials and generates both hazardous and non-hazardous waste, the transportation, treatment, storage and disposal of which are regulated by various governmental agencies. We have engaged environmental consultants on a regular basis to assist with our compliance efforts. We believe we are currently in compliance with all applicable environmental permits and are aware of our responsibilities under applicable environmental laws. Any expenditure necessitated by changes in law and permitting requirements cannot be predicted at this time, although such costs are not expected to be material to our financial position, results of operations or cash flows.

In late 2005, we began the manufacture of *Bullfrog* Mosquito Coast at our Chattanooga, Tennessee plant. *Bullfrog* Mosquito Coast is a combination of sunscreen and insect repellent. The EPA has primary jurisdiction over insect repellants and combination insect repellant products containing sunscreens, such as *Bullfrog* Mosquito Coast. Both products and manufacturing establishments must be registered with the EPA.

The handling, disposal, and environmental exposure of the insect repellent, IR-3535, is strictly regulated by the EPA under the Clean Waters Act. Any failure to comply with applicable regulations with respect to the use of IR-3535 might result in EPA action against us, including fines or injunctive action.

Employees

As of November 30, 2008, we employed approximately 488 people on a full-time basis and 10 people on a part-time basis in the United States. In addition, at the end of fiscal 2008, we employed approximately 24 people at our foreign subsidiaries' offices. Our employees are not represented by any organized labor union, and we consider our labor relations to be good.

Market Data

We use market and industry data throughout this Annual Report on Form 10-K and the documents incorporated by reference herein, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and the preparers' experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information. In particular, market share information has been coordinated and prepared for us by A.C. Nielsen at our request based on market segments that we defined and for which we have paid customary fees. Therefore, such data, including the market category delineations that form the basis for such data, are not necessarily representative of results that would have been obtained from an independent source. Furthermore, the market share information prepared by A.C. Nielsen does not include data from certain of our customers, most notably Wal-Mart Stores, Inc.

Financial Information on Products and Geographical Areas

For financial information on our product categories and geographical areas, see note 11 to our consolidated financial statements.

Additional Information

Our internet website address is www.chattem.com. We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed pursuant to Section 16, the proxy statement to our annual shareholders meeting and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We also make available on our website our Code of Business Conduct and Ethics, our Audit Committee Charter and our Compensation Committee Charter. The information found on our website shall not be deemed incorporated by reference into this annual report on Form 10-K or filed with the Securities and Exchange Commission and does not constitute a part of this annual report on Form 10-K.

Item 1A. Risk Factors

Our business is subject to a number of risks. Some of the risks associated with our operations are described in the "Competition," "Government Regulation," "Environmental," and "Manufacturing and Quality Control" portions of this Form 10-K. In addition to the other information contained in this Form 10-K, the following risk factors should be carefully considered.

We face significant competition in the OTC health care, toiletries and dietary supplements markets.

The OTC health care, toiletries and dietary supplements markets are highly competitive and are characterized by the frequent introduction of new products, including the migration of prescription drugs to the OTC market, often accompanied by major advertising and promotional support. These introductions may adversely affect our business especially because we compete in categories in which product sales are highly influenced by advertising and promotions. Our competitors include large pharmaceutical companies such as Johnson & Johnson, consumer products companies such as Procter & Gamble Co., and dietary supplements companies such as GlaxoSmithKline and Nature's Bounty, Inc., many of which have considerably greater financial and other resources than we do and are not as highly leveraged as we are. These competitors are thus better positioned to spend more on research and development, employ more aggressive pricing strategies, utilize greater purchasing power, build stronger vendor relationships and develop broader distribution channels than us. In addition, our competitors have often been willing to use aggressive spending on trade promotions and advertising as a strategy for building market share at the expense of their competitors including us. The private label or generic category has also become increasingly more competitive in certain of our product markets. If we are unable to continue to introduce new and innovative products that are attractive to consumers or are unable to allocate sufficient resources to effectively advertise and promote our products so that they achieve wide spread market acceptance, we may not be able to compete effectively, and our operating results and financial condition may be adversely affected.

Our business could be adversely affected by a prolonged downturn or recession in the United States and/or the other countries in which we conduct significant business.

A prolonged economic downturn or recession in the United States or any of the other countries in which we do significant business could materially and adversely affect our business, financial condition and results of operations. In particular, such a downturn or recession could adversely impact (i) the level of spending by our ultimate consumers, (ii) our ability to collect accounts receivable on a timely basis from certain customers, (iii) the ability of certain suppliers to fill our orders for raw materials, packaging or co-packed finished goods on a timely basis and (iv) the mix of our products sales.

We may be adversely affected by factors affecting our customers' businesses.

Factors that adversely impact our customers' businesses may also have an adverse effect on our business, prospects, results of operations, financial condition or cash flows. These factors may include:

- any credit risks associated with the financial condition of our customers;
- the effect of consolidation or weakness in the retail industry, including the closure of our customer's retail stores and the uncertainty resulting therefrom; and
- inventory reduction initiatives and other factors affecting customer buying patterns, including any reduction in retail space commitment and practices used to control inventory shrinkage.

We rely on a few large customers, particularly Wal-Mart Stores, Inc., for a significant portion of our sales.

In fiscal 2008, Wal-Mart Stores, Inc. represented approximately 33% of our total domestic gross sales, our ten largest customers represented approximately 74% of our total domestic gross sales and our 20 largest customers represented approximately 84% of our total domestic gross sales. Consistent with industry practice, we do not operate under a long-term written supply contract with Wal-Mart Stores, Inc. or any of our other customers. Our business would materially suffer if we lost Wal-Mart Stores, Inc. as a continuing major customer or if our business with Wal-Mart Stores, Inc. significantly decreases. The loss of sales to any other large customer could also materially and adversely affect our financial results.

Our acquisition strategy is subject to risk and may not be successful.

A component of our growth strategy depends on our ability to successfully execute acquisitions, which involves numerous risks including:

- not accurately identifying suitable products or brands for acquisition;
- difficulties in integrating the operations, technologies and manufacturing processes of the acquired products;
- the diversion of management's attention from other business concerns; and
- incurring substantial additional indebtedness.

Any future acquisitions, or potential acquisitions, may result in substantial costs, disrupt our operations or materially adversely affect our operating results.

Our initiation of a voluntary recall of our *Icy Hot* Heat Therapy products could expose us to additional product liability claims.

On February 8, 2008, we initiated a voluntary nationwide recall of our *Icy Hot* Heat Therapy products. The recall was conducted to the consumer level. We recalled these products because we received some consumer reports of first, second and third degree burns, as well as skin irritation resulting from consumer use or possible misuse of the products. As of January 22, 2009, there were approximately 170 consumers with pending claims against us and four product liability lawsuits pending against us alleging burns and skin irritation from the use of *Icy Hot* Heat Therapy products. We may receive additional lawsuits and/or claims in the future alleging skin irritation and/or burns from use of our Heat Therapy products. The outcome of any such potential litigation cannot be predicted.

We may receive additional claims that allege personal injury from ingestion of *Dexatrim*.

During the third quarter of fiscal 2008, we reached a settlement on all 26 known claims alleging pulmonary arterial hypertension as a result of the ingestion of *Dexatrim* products in 1998 through 2003. However, we may receive additional claims and some or all of these potential claimants may file lawsuits against us. If the lawsuits are filed, we plan to vigorously defend these claims. If notwithstanding our defenses these or other product liability claims are resolved in favor of the claimants, it could have a material adverse effect on our results of operation and financial condition.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by consumers, employees, suppliers or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend current and future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

We have a significant amount of debt that could adversely affect our business and growth prospects.

As of November 30, 2008, our total long-term debt was $459.5 million. In the future, we may incur significant additional debt. Our debt could have significant adverse effects on our business including:

- requiring us to dedicate a substantial portion of our available cash for interest payments and the repayment of principal;
- limiting our ability to capitalize on significant business opportunities;
- making us more vulnerable to economic downturns;
- limiting our ability to withstand competitive pressures; and
- making it more difficult for us to obtain additional financing on favorable terms.

If we are unable to generate sufficient cash flow from operations in the future, we may not be able to service our debt and may have to refinance all or a portion of our debt, obtain additional financing or sell assets to repay such debt. We cannot assure you that we will be able to obtain such refinancing, additional financing or asset sale on favorable terms or at all.

We may discontinue products or product lines, which could result in returns and asset write-offs, and/or engage in product recalls, any of which would reduce our cash flow and earnings.

In the past, we have discontinued certain products and product lines which resulted in returns from customers and asset write-offs. We may suffer similar adverse consequences in the future to the extent we discontinue products that do not meet expectations or no longer satisfy consumer demand. Product returns or write-offs would reduce cash flow and earnings. Product efficacy or safety concerns could result in product recalls or declining sales, which also would reduce our cash flow and earnings.

Our product liability insurance coverage may be insufficient to cover existing or future product liability claims.

An inherent risk of our business is exposure to product liability claims by users of our products. We have product liability insurance through our captive insurance subsidiary and a third party reinsurance policy that provides coverage for product liability claims. Our product liability insurance coverage for all of our products consists of $30.0 million of coverage through our captive insurance subsidiary, of which approximately $2.8 million is funded as of January 22, 2009, and an additional $25.0 million of excess coverage through a third party reinsurance policy.

All of our insurance policies are subject to certain limitations that are generally customary for policies of this type such as deductibles and exclusions for exemplary and punitive damages. Since plaintiffs in product liability claims may seek exemplary and punitive damages, if these damages were awarded, some of our insurance coverage would not cover these amounts, and we may not have sufficient resources to pay these damages. Any amounts paid by our insurance to satisfy product liabilities would decrease product liability insurance coverage available for any other claims. If our liability for product liability claims is significant, our existing insurance is likely to be insufficient to cover these claims, and we may not have sufficient resources to pay the liabilities in excess of our insurance coverage. Furthermore, our product liability insurance provided by third parties will expire at the end of each annual policy period, currently in August of each year. We may incur significant additional costs to obtain insurance coverage upon the expiration of our current policies and may not be able to obtain coverage in the future in amounts equal to that which we currently have or in amounts sufficient to satisfy future claims.

Our business is regulated by numerous federal, state and foreign governmental authorities, which subjects us to elevated compliance costs and risks of non-compliance.

The manufacturing, distributing, processing, formulating, packaging and advertising of our products are subject to numerous and complicated federal, state and foreign governmental regulations. Compliance with these regulations is difficult and expensive. In particular, the FDA regulates the safety, manufacturing, labeling and distributing of our OTC products, medical devices, and dietary supplements. In addition, the FTC may regulate the promotion and advertising of our drug products, particularly OTC versions and dietary supplements. The EPA regulates our *Bullfrog* Mosquito Coast insect repellent products. We are also regulated by various state statutes, including the California Safe Drinking Water and Toxic Enforcement Act of 1986. If we fail to adhere to the standards required by these federal and state regulations, or are alleged to have failed to adhere to such regulations, our operating results and financial condition may be adversely affected.

Our success depends on our ability to anticipate and respond in a timely manner to changing consumer preferences.

Our success depends on our products' appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If our current products do not conform to consumer preferences, our sales may decline. In addition, our growth depends upon our ability to develop new products through product line extensions and product modifications, which involve numerous risks. We may not be able to accurately identify consumer preferences and translate our knowledge into customer-accepted products or successfully integrate these products with our existing product platform or operations. We may also experience increased expenses incurred in connection with product development, marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect our margins. Furthermore, product development may divert management's attention from other business concerns, which could cause sales of our existing products to suffer. We cannot assure you that newly developed products will contribute favorably to our operating results.

Our projections of earnings are highly subjective and our future earnings could vary in a material amount from our projections.

From time to time, we provide projections to our shareholders and the investment community of our future earnings. Since we do not require long-term purchase commitments from our major customers and the customer order and ship process is very short, it is difficult for us to accurately predict the amount of our future sales and related earnings. Our projections are based on management's best estimate of sales using historical sales data and other information deemed relevant. These projections are highly subjective since sales to our customers can fluctuate substantially based on the demands of their retail customers and due to other risks described in this report. Additionally, changes in retailer inventory management strategies could make inventory management more difficult. Because our ability to forecast sales is highly subjective, there is a risk that our future earnings could vary materially from our projections.

We may be adversely affected by fluctuations in buying decisions of mass merchandiser, drug and food trade buyers and the trend toward retail trade consolidation.

We sell our products to mass merchandiser and food and drug retailers in the United States. Consequently, our total revenues are affected by fluctuations in the buying patterns of these customers. These fluctuations may result from wholesale buying decisions, economic conditions and other factors. In addition, with the growing trend towards retail consolidation, we are increasingly dependent upon a few leading retailers, such as Wal-Mart Stores, Inc., whose bargaining strength continues to grow due to their size. Such retailers have demanded, and may continue to demand, increased service and order accommodations as well as price and incremental promotional investment concessions. As a result, we may face downward pressure on our prices and increased promotional expenses to meet these demands, which would reduce our margins. We also may be negatively affected by changes in the policies of our retail trade customers such as inventory destocking, limitations on access to shelf space and other conditions.

We rely on third party manufacturers for a portion of our product portfolio, including products under our *Gold Bond, Icy Hot, Selsun, Dexatrim, ACT* and *Unisom* brands.

We use third party manufacturers to make products representing approximately 43% of our fiscal 2008 sales volume, including our *Gold Bond* medicated powders and foot spray, the *Icy Hot* patches and sleeves, *Herpecin-L, ACT* mouthwash and mouthrinse, *Unisom* products and our line of dietary supplements including *Dexatrim* Max and, internationally, our line of *Selsun* medicated dandruff shampoos. In certain cases, third party manufacturers are not bound by fixed term commitments in our contracts with them, and they may discontinue production with little or no advance notice. Manufacturers also may experience problems with product quality or timeliness of product delivery. We rely on these manufacturers to comply with applicable current GMPs. The loss of a contract manufacturer may force us to shift production to in-house facilities and possibly cause manufacturing delays, disrupt our ability to fill orders or require us to suspend production until we find another third party manufacturer. We are not able to control the manufacturing efforts of these third party manufacturers as closely as we control our business. Should any of these manufacturers fail to meet our standards, we may face regulatory sanctions, additional product liability claims or customer complaints, any of which could harm our reputation and our business.

Our dietary supplement business could suffer as a result of injuries caused by dietary supplements in general, unfavorable scientific studies or negative press.

Our dietary supplements consist of *Dexatrim* and our Sunsource product line. We are highly dependent upon consumers' perceptions of the benefit and integrity of the dietary supplements business as well as the safety and quality of products in that industry. Injuries caused by dietary supplements or unfavorable scientific studies or news relating to products in this category, such as the December 30, 2003 consumer alert on the safety of dietary supplements containing ephedrine alkaloids issued by the FDA and the subsequent FDA rule banning the sale of supplements containing ephedrine alkaloids that became effective on April 11, 2004, may negatively affect consumers' overall perceptions of products in this category, including our products, which could harm the goodwill of these brands and cause our sales to decline.

Our business could be adversely affected if we are unable to successfully protect our intellectual property or defend claims of infringement by others.

Our trademarks are of material importance to our business and are among our most important assets. In fiscal 2008, substantially all of our total revenues were from products bearing proprietary brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly *Gold Bond, Selsun Blue, Icy Hot, ACT, Cortizone-10* and *Unisom.* Although our principal brand names are registered trademarks in the United States and certain foreign countries, we cannot assure you that the steps we take to protect our proprietary rights in our brand names will be adequate to prevent the misappropriation of these registered brand names in the United States or abroad. In addition, the laws of some foreign countries do not protect proprietary rights in brand names to the same extent as do the laws of the United States. We cannot assure you that we will be able to successfully protect our trademarks from infringement or otherwise. The loss or infringement of our trademarks could impair the goodwill associated with our brands, harm our reputation and materially adversely affect our financial results.

We license additional intellectual property from third parties that is used in certain of our products, and we cannot assure you that these third parties can successfully maintain their intellectual property rights. In addition, the sale of these products relies on our ability to maintain and extend our licensing agreements with third parties, and we cannot assure you that we will be successful in maintaining these licensing agreements. Any significant impairment of the intellectual property covered by these licenses, or in our rights to use this intellectual property, may cause our sales to decline.

In addition, our product line extensions are often based on new or unique delivery methods for those products like our *Icy Hot* patches and sleeves. These delivery methods may not be protected by intellectual property rights that we own or license on an exclusive basis or by exclusive manufacturing agreements. As a result, we may be unable to prevent any competitor or customer from duplicating our delivery methods to compete directly with these product line extensions, which could cause sales to suffer.

We are defending and may have to defend in the future litigation and/or claims alleging that we have infringed the intellectual property rights of others. Intellectual property litigation can be extremely expensive. If we were unable to successfully defend against any claims that our products infringe the intellectual property rights of others, we may be forced to pay significant damages and on-going royalties or reformulate, redesign or remove our affected product from the market. As a result, intellectual property litigation could materially adversely affect our business.

Because most of our operations are located in Chattanooga, Tennessee, we are subject to regional and local risks.

Approximately 57% of our domestic sales volume in fiscal 2008 was from products manufactured in our two plants located in Chattanooga, Tennessee. We store the raw materials used in our manufacturing activities in two warehouses that are also located in Chattanooga. We package and ship most of our products from Chattanooga. Additionally, our corporate headquarters are also located in Chattanooga, and most of our employees live in the area. Because of this, we are subject to regional and local risks, such as:

- changes in state and local government regulations;
- severe weather conditions, such as floods, ice storms and tornadoes;
- natural disasters, such as fires and earthquakes;
- power outages;
- nuclear facility incidents;
- spread of infectious diseases;
- hazardous material incidents; or
- any other catastrophic events in our area.

If our region, city or facilities were to suffer a significant disaster, our operations are likely to be disrupted and our business would suffer.

We depend on sole source suppliers for three active ingredients used in our *Pamprin* and *Prēmsyn PMS* products and a limited source of supply for selenium sulfide, the active ingredient in *Selsun Blue*, and if we are unable to buy these ingredients, we will not be able to manufacture these products.

Pamabrom, pyrilamine maleate and compap, active ingredients used in our *Pamprin* and *Prēmsyn PMS* products, are purchased from single sources of supply. Pamabrom is sold only by Chattem Chemicals, Inc. (an unrelated company), pyrilamine maleate is produced only in India and sold only by Lonza, Inc. and compap is sold only by Mallinckrodt, Inc. In addition, we have a limited source of supply for selenium sulfide, the active ingredient in *Selsun Blue.* Financial, regulatory or other difficulties faced by these source suppliers or significant changes in demand for these active ingredients could limit the availability and increase the price of these active ingredients. We may not be able to obtain necessary supplies in a timely manner, and we may be required to pay higher than expected prices for these active ingredients, which could adversely affect our gross margin from these products. Any interruption or significant delay in the supply of these active ingredients would impede our ability to manufacture these products, which would cause our sales to decline. We would not be able to find an alternative supplier and would either need to reformulate these products or discontinue their production. We cannot assure you that we will be able to continue to purchase adequate quantities of these active ingredients at acceptable prices in the future.

We are subject to the risk of doing business internationally.

In fiscal 2008, approximately 7% of our total consolidated revenues were attributable to our international business. We operate in regions and countries where we have little or no experience, and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally including:

- unexpected changes in, or impositions of, legislative or regulatory requirements;
- fluctuations in foreign exchange rates, which could cause fluctuations in the price of our products in foreign markets or cause fluctuations in the cost of certain raw materials purchased by us;
- delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment;
- potential trade restrictions and exchange controls;
- differences in protection of our intellectual property rights; and
- the burden of complying with a variety of foreign laws.

In addition, we will be increasingly subject to general geopolitical risks in foreign countries where we operate such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, customers' inventory levels and consumer purchasing, which could cause our results to fluctuate and our sales to decline. It has not been our practice to engage in foreign exchange hedging transactions to manage the risk of fluctuations in foreign exchange rates because of the limited nature of our past international operations. Due to the significant expansion of our international operations, our exposure to fluctuations in foreign exchange rates has increased.

The terms of our outstanding debt obligations limit certain of our activities.

The terms of the indenture under which our 7.0% Subordinated Notes are issued and our Credit Facility impose operating and financial restrictions on us including restrictions on:

- incurrence of additional indebtedness;
- dividends and restricted payments;
- investments;
- loans and guarantees;
- creation of liens;
- transactions with affiliates;
- use of proceeds from sales of assets and subsidiary stock; and
- certain mergers, consolidations and transfers of assets.

The terms of our Credit Facility also require us to comply with financial maintenance covenants. In the future, we may have other indebtedness with similar or even more restrictive covenants. These restrictions may impair our ability to respond to changing business and economic conditions or to grow our business. In the event that we fail to comply with these covenants, there could be an event of default under the applicable debt instrument, which in turn could cause a cross default to other debt instruments. As a result, all amounts outstanding under our various debt instruments may become immediately due and payable.

To service our indebtedness, we will require a significant amount of cash.

Our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our secured Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional financing. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our operations are subject to significant environmental laws and regulations.

Our manufacturing sites use chemicals and other potentially hazardous materials and generate both hazardous and non-hazardous waste, the transportation, treatment, storage and disposal of which are regulated by various governmental agencies and federal, state and local laws and regulations. Under these laws and regulations, we are exposed to liability primarily as an owner or operator of real property, and as such, we may be responsible for the clean-up or other remediation of contaminated property. Environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future, which may be retroactively applied to earlier events. Product line extensions, such as *Bullfrog* Mosquito Coast, or acquisitions of new products, such as those acquired in the J&J Acquisition, may also subject our business to new or additional environmental laws and regulations. In addition, compliance with new or more stringent environmental laws and regulations could involve significant costs.

We are dependent on certain key executives, the loss of whom could have a material adverse effect on our business.

Our future performance depends significantly upon the efforts and abilities of certain members of senior management, in particular those of Zan Guerry, our chairman and chief executive officer, and Robert E. Bosworth, our president and chief operating officer. If we were to lose any key senior executive, our business could be materially adversely affected.

Our shareholder rights plan and charter contain provisions that may delay or prevent a merger, tender offer or other change of control of us.

Provisions of our shareholder rights plan and our restated charter, as well as certain provisions of Tennessee corporation law, may deter unfriendly offers or other efforts to obtain control over us and could deprive shareholders (including holders of the Convertible Notes which may convert into common stock) of their ability to receive a premium on their common stock.

Generally, if any person attempts to acquire 15% or more of our common stock then outstanding without the approval of our independent directors, pursuant to our shareholder rights plan, our shareholders may purchase a significant amount of additional shares of our common stock at 50% of the then applicable market price. This threat of substantial dilution will discourage takeover attempts not approved by our board despite significant potential benefits to our shareholders.

Our charter contains the following additional provisions, which may have the effect of discouraging takeover attempts:

- our directors are divided into three classes, with only one class of directors elected at each annual meeting for a term of three years, making it difficult for new shareholders to quickly gain control of our board of directors;

- directors may be removed only for cause prior to the expiration of their terms; and

- we are prohibited from engaging in certain business combination transactions with any interested shareholder unless such transaction is approved by the affirmative vote of at least 80% of the outstanding shares of our common stock held by disinterested shareholders, unless disinterested members of our board of directors approve the transaction or certain fairness conditions are satisfied, in which case such transaction may be approved by either the affirmative vote of the holders of not less than 75% of our outstanding shares of common stock and the affirmative vote of the holders of not less than 66% of the outstanding shares of our common stock which are not owned by the interested shareholder, or by a majority of disinterested members of our board of directors, provided that certain quorum requirements are met.

The Tennessee Business Combination Act prevents an interested shareholder, which is defined generally as a person owning 10% or more of our voting stock, from engaging in a business combination with us for five years following the date such person became an interested shareholder unless before such person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, and the proposed business combination satisfied any additional applicable requirements imposed by law and by our restated charter or bylaws. If the requisite approval for the business combination or share acquisition has not been obtained, any business combination is prohibited until the expiration of five years following the date such person became an interested shareholder.

The trading price of our common stock may be volatile.

The trading price of our common stock could be subject to significant fluctuations in response to several factors, some of which are beyond our control. Among the factors that could affect our stock price are:

- our operating and financial performance and prospects;
- quarterly variations in key financial performance measures, such as earnings per share, net income and revenue;
- changes in revenue or earnings estimates or publication of research reports by financial analysts;
- announcements of new products by us or our competitors;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- product liability claims;
- further issuance of convertible securities or common stock by us or sales of our common stock or other actions by investors with significant shareholdings;
- general market conditions for companies in our industry; and
- domestic and international economic, legal, political and regulatory factors unrelated to our performance.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We have no current intention of paying dividends to holders of our common stock.

We presently intend to retain our earnings, if any, for use in our operations, to repay our outstanding indebtedness and to repurchase our common stock and have no current intention of paying dividends to holders of our common stock.

We can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles generally accepted in the United States of America ("GAAP").

Our financial reporting complies with GAAP, and GAAP is subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our financial condition and results from operations could be adversely affected.

Identification of a material weakness in our internal controls over financial reporting may adversely affect our financial results.

We are subject to ongoing obligations under the internal control provisions of the Sarbanes-Oxley Act of 2002. Those provisions require us to identify and report material weaknesses in our system of internal controls over financial reporting. If such a material weakness is identified, it could indicate a lack of controls adequate to generate accurate financial statements. We routinely assess our internal controls over financial reporting, but we cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods, or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

The convertible note hedge and warrant transactions may affect the value of our common stock and our convertible notes.

In connection with the sale of our convertible notes in November 2006 and April 2007, we entered into separate convertible note hedge transactions. These transactions are expected, but are not guaranteed, to eliminate the potential dilution upon conversion of the convertible notes. We also entered into warrant transactions. In connection with hedging these transactions, the counterparty:

- will enter into various over-the-counter derivative transactions with respect to our common stock, and may have purchased our common stock concurrently with and shortly after the pricing of the notes: and
- may have entered into, or may unwind, various over-the-counter derivatives and/or purchased or sold our common stock in secondary market transactions following the pricing of the notes (including during any conversion reference period related to a conversion of our convertible notes).

Such activities could have the effect of increasing, or preventing a decline in, the price of our common stock. Such effect is expected to be greater in the event we elect to settle converted convertible notes entirely in cash. The counterparty to these transactions is likely to modify its hedge positions from time to time prior to conversion or maturity of the convertible notes or termination of the transactions by purchasing and selling shares of our common stock, other of our securities, or other instruments it may wish to use in connection with such hedging. In particular, such hedging modification may occur during any conversion reference period for a conversion of convertible notes, which may have a negative effect on the value of the consideration received in relation to the conversion of those convertible notes. In addition, we intend to exercise options we hold under the convertible note hedge transaction whenever convertible notes are converted. In order to unwind its hedge position with respect to those exercised options, the counterparty to these transactions expects to sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock during the conversion reference period for the converted convertible notes.

Conversion of our convertible notes may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.

The conversion of some or all of the convertible notes may dilute the ownership interests of existing shareholders. All or a portion of the amounts payable upon conversion of the convertible notes may, at our election, be paid in cash rather than in the form of shares of common stock. Any sales in the public market of the common stock issued upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the price of our common stock.

Virtually all of our assets consist of intangibles.

As our financial statements indicate, a substantial portion of our assets consist of intangibles, principally the trademarks, trade names and patents that we have acquired. In the event that the value of those assets became impaired or our business is materially adversely affected in any way, we would not have sufficient tangible assets that could be sold to repay our liabilities. As a result, our creditors and investors may not be able to recoup the amount of the indebtedness that they have extended to us or the amount they have invested in us.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our headquarters and administrative offices are located at 1715 West 38th Street, Chattanooga, Tennessee. Our primary production facilities are in close proximity to our headquarters on land owned by us. We lease our primary warehouse and distribution centers in Chattanooga, Tennessee for our domestic consumer products. The following table describes in detail the principal properties owned and leased by us:

	Total Area (Acres)	Total Buildings (Square Feet)	Use	Square Feet
Owned Properties:				
Chattanooga, Tennessee	12.0	117,600	Manufacturing	77,000
			Office & Administration	40,600
Chattanooga, Tennessee	8.3	78,500	Manufacturing	58,300
			Office	10,200
			Product Development Center	10,000
Leased Properties:				
Chattanooga, Tennessee	5.1	139,000	Warehousing	139,000
Chattanooga, Tennessee	10.0	150,350	Warehousing	150,350
Chattanooga, Tennessee	-	43,000	Manufacturing	43,000
Mississauga, Ontario, Canada	0.3	15,100	Warehousing	10,600
			Office & Administration	3,000
			Packaging	1,500
Basingstoke, Hampshire, England		2,143	Office & Administration	2,143
Limerick, Ireland	-	2,100	Office & Administration	2,100
Alimos Attica, Greece	-	194	Office & Administration	194

We are currently operating our manufacturing facilities at approximately 70% of total capacity. These manufacturing facilities are FDA registered and are capable of further utilization through the use of a full-time second shift and the addition of a third shift.

Item 3. Legal Proceedings

See note 12 of notes to consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Item 4. Submission of Matters to a Vote of Security Holders

None

Part II

Item 5. Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "CHTT". The table below sets forth the high and low closing sales prices of our common stock as reported on the Nasdaq Global Select Market for the periods indicated.

Fiscal 2008	High	Low
First Quarter	$81.45	$65.15
Second Quarter	79.58	62.21
Third Quarter	70.12	57.52
Fourth Quarter	79.84	63.05

Fiscal 2007	High	Low
First Quarter	$58.45	$48.18
Second Quarter	64.80	50.23
Third Quarter	66.85	56.16
Fourth Quarter	74.48	62.17

Holders

As of January 22, 2009, there were approximately 214 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividends

We have not paid dividends on our common stock during the past two fiscal years. We are restricted from paying dividends by the terms of the indenture under which our 7.0% Subordinated Notes were issued and by the terms of our Credit Facility.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Dollar Value of Shares that may yet be Purchased under the Plans or Programs (2)
9/1/08-9/30/08	--	$ --	--	$ 73,913,336
10/1/08-10/31/08	--	--	--	73,913,336
11/1/08-11/30/08	--	--	--	73,913,336
Total Fourth Quarter	--	--	--	73,913,336

(1) Average price paid per share includes broker commissions
(2) On April 30, 2008, our Board of Directors increased the authorization to a total of $100.0 million of our common stock under the terms of our existing stock repurchase program.

Stock Performance Graph

The following is a graph comparing the cumulative total return to shareholders of the Company, assuming reinvestment of dividends, for the five-year period ending November 30, 2008 with the return from (i) the S&P 500 Index and (ii) a peer group of public companies engaged in either the functional toiletries, cosmetics or non-prescription drug business, for the same period. The peer group consists of the following selected comparable companies: Alberto-Culver Co., Church & Dwight, Inc., Prestige Brands Holdings, Inc., Helen of Troy Ltd. and Elizabeth Arden, Inc.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
CHATTEM INC
S&P 500 Index - Total Returns
Peer Group

	2003	2004	2005	2006	2007	2008
Chattem, Inc.	$ 100.00	$ 226.08	$ 198.30	$ 303.65	$ 442.62	$ 472.33
S&P 500	$ 100.00	$ 110.93	$ 118.08	$ 132.62	$ 139.97	$ 84.69
Peer Group	$ 100.00	$ 116.12	$ 108.70	$ 89.04	$ 106.73	$ 106.39

Item 6. Selected Financial Data

This selected financial data should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended November 30,				
	2008	2007	2006	2005	2004
	(dollars in thousand, except per share amount)				
INCOME STATEMENT DATA:					
Total revenues	$ 454,879	$ 423,378	$ 300,548	$ 279,318	$ 258,155
Operating costs and expenses	329,843	301,196	217,804	212,830	228,292
Income from operations	125,036	122,182	82,744	66,488	29,863
Other expense, net	(25,121)	(31,103)	(13,454)	(13,478)	(27,709)
Income before income taxes	99,915	91,079	69,290	53,010	2,154
Provision for income taxes	33,629	31,389	24,178	16,963	703
Net income	$ 66,286	$ 59,690	$ 45,112	$ 36,047	$ 1,451
PER SHARE DATA:					
Income per diluted share	$ 3.42	$ 3.08	$ 2.34	$ 1.77	$ .07
BALANCE SHEET DATA:					
(At end of year)					
Total assets	$ 792,972	$ 780,560	$ 415,313	$ 367,214	$ 372,642
Long-term debt, less current maturities	$ 456,500	$ 505,000	$ 232,500	$ 145,500	$ 200,000

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with Item 6, "Selected Financial Data", and our consolidated financial statements and notes therein included elsewhere in this annual report on Form 10-K.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described in our filings with the Securities and Exchange Commission.

Overview

Founded in 1879, we are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter ("OTC") healthcare products, toiletries and dietary supplements including such categories as medicated skin care, topical pain care, oral care, internal OTC, medicated dandruff shampoos, dietary supplements and other OTC and toiletry products. Our portfolio of products includes well-recognized brands such as:

- *Gold Bond*, *Cortizone-10* and *Balmex* - medicated skin care;
- *Icy Hot*, *Aspercreme* and *Capzasin* - topical pain care;
- *ACT* and *Herpecin-L* - oral care;
- *Unisom*, *Pamprin* and *Kaopectate* - internal OTC;
- *Selsun Blue* - medicated dandruff shampoos;
- *Dexatrim*, *Garlique* and *New Phase* - dietary supplements; and
- *Bullfrog*, *UltraSwim* and *Sun-In* - other OTC and toiletry products.

Our products target niche markets that are often outside the focus of larger companies where we believe we can achieve and sustain significant market share through innovation and strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands, our *Cortizone-10* anti-itch ointment and our *Gold Bond* medicated body powders have the leading U.S. market share in their respective categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which represented approximately 26% of our total revenues in fiscal 2008. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force.

Developments During Fiscal 2008

Products

In fiscal 2008, we introduced the following 11 product line extensions: *Unisom* Sleep Melts, *Cortizone-10* Intensive Healing, *Gold Bond* Ultimate Restoring Lotion, *Gold Bond* Ultimate Foot Cream, *Gold Bond* Ultimate Soothing Lotion, *Icy Hot* PM Lotion, *Icy Hot* PM Patch, *Aspercreme* Heat Pain Relieving Gel, *Aspercreme* Nighttime Lotion, *Dexatrim* Max Daytime Control and *Dexatrim* Max Complex 7.

Product Recall

On February 8, 2008, we initiated a voluntary nationwide recall of our *Icy Hot* Heat Therapy product. *Icy Hot* Heat Therapy is an air-activated, self-heating disposable device for temporary relief of muscular and joint pain. We recalled these products because we received some consumer reports of first, second and third degree burns and skin irritation resulting from the use or possible misuse of the product. Based in part on consideration of on-hand factory inventory and retail point of sales data, during the first quarter of fiscal 2008 we recorded an estimate of approximately $6.0 million of recall expenses related to product returns, inventory obsolescence, destruction costs, consumer refunds, legal fees and other estimated expenses. Subsequent to our first fiscal quarter, we increased our estimate of recall expenses by $0.3 million, to a total of $6.3 million, primarily as a result of additional legal fees and settlement payments. The remaining accrued liability for product recall expenses was $0.8 million as of November 30, 2008.

Loss on Early Extinguishment of Debt

During the first quarter of fiscal 2008, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay $35.0 million of the term loan under the Credit Facility. In connection with the term loan repayment, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on extinguishment of debt of $0.5 million.

Stock Repurchase

During fiscal 2008, we repurchased 418,281 shares of our common stock under our stock repurchase program for $26.3 million at an average price per share of $62.94.

Litigation Settlement

During the third quarter of fiscal 2008, we reached a settlement on all 26 known claims alleging pulmonary arterial hypertension as a result of the ingestion of *Dexatrim* products in 1998 through 2003. Included as litigation settlement in the consolidated statements of income is the settlement of the 26 claims totaling $13.3 million and $0.6 million of legal expenses, which were partially offset by $2.6 million of proceeds from the *Dexatrim* litigation settlement trust.

Subsequent Event

On December 4, 2008 we issued an aggregate of 487,123 shares of our common stock in exchange for $28.7 million in aggregate principal amount of our outstanding 2.0% Convertible Senior Notes due 2013 ("2.0% Convertible Notes"). Upon completion of the transaction, the balance of the remaining 2.0% Convertible Notes was reduced to $96.3 million outstanding.

Results of Operations

The following table sets forth for the periods indicated, certain items from our consolidated statements of income expressed as a percentage of total revenues:

	Year Ended November 30,		
	2008	2007	2006
TOTAL REVENUES	100.0%	100.0%	100.0%
COSTS AND EXPENSES:			
Cost of sales	28.9	30.5	31.3
Advertising and promotion	26.0	26.5	32.0
Selling, general and administrative	13.7	13.6	15.6
Product recall expenses	1.4	--	--
Acquisition expenses	--	0.5	--
Litigation settlement	2.5	--	(6.4)
Total costs and expenses	72.5	71.1	72.5
INCOME FROM OPERATIONS	27.5	28.9	27.5
OTHER INCOME (EXPENSE):			
Interest expense	(5.6)	(7.1)	(3.9)
Investment and other income, net	0.2	0.3	0.4
Loss on early extinguishment of debt	(0.1)	(0.6)	(0.9)
Total other income (expense)	(5.5)	(7.4)	(4.4)
INCOME BEFORE INCOME TAXES	22.0	21.5	23.1
PROVISION FOR INCOME TAXES	7.4	7.4	8.1
NET INCOME	14.6%	14.1%	15.0%

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to use estimates. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the November 30, 2008 consolidated financial statements:

Allowance for Doubtful Accounts

As of November 30, 2008, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer's industry, new developments in the customer's industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates. During the year ended November 30, 2008, we performed an assessment of the collectibility of trade accounts receivable and did not make any significant adjustments to our estimate of allowance for doubtful accounts. The balance of allowance for doubtful accounts was $0.4 million at November 30, 2008 and 2007.

Revenue Recognition

Revenue is recognized when our products are shipped and title transfers to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and consideration of discontinued products, product divestitures, estimated inventory levels held by our customers and retail point of sale data on existing and newly introduced products. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. We charge the allowance account for product returns when the customer provides appropriate supporting documentation that the product is properly destroyed or upon receipt of the product.

We separate returns into the two categories of seasonal and non-seasonal products. We use the historical return detail of seasonal and non-seasonal products for at least the most recent three fiscal years on generally all products, which is normalized for any specific occurrence that is not reasonably likely to recur, to determine the amount of product returned as a percentage of sales, and estimate an allowance for potential returns based on product sold in the current period. To consider product sold in current and prior periods, an estimate of inventory held by our retail customers is calculated based on customer inventory detail. This estimate of inventory held by our customers, along with historical returns as a percentage of sales, is used to determine an estimate of potential product returns. This estimate of the allowance for seasonal and non-seasonal returns is further analyzed by considering retail customer point of sale data. We also consider specific events, such as discontinued product or product divestitures, when determining the adequacy of the allowance.

Our estimate of product returns for seasonal and non-seasonal products was $1.4 million and $1.3 million as of November 30, 2008, and $1.2 million and $1.3 million as of November 30, 2007 and November 30, 2006. Due to higher sales volume during fiscal 2008, we increased our estimate of seasonal returns by approximately $0.2 million, which resulted in a decrease to net sales in our consolidated financial statements. Higher sales volume in fiscal 2007 offset by customers returning seasonal products earlier in the season resulted in our estimate of returns for seasonal products remaining consistent as compared to fiscal 2006. During fiscal 2008 and 2007, our estimate of non-seasonal returns remained consistent as compared to fiscal 2007 and 2006, respectively. Each percentage point change in the seasonal return rate would impact net sales by approximately $0.2 million. Each percentage point change in the non-seasonal return rate would impact net sales by approximately $0.6 million.

At November 30, 2006, based on consideration of the sales of *Icy Hot Pro Therapy* performing below expectations, review of retail point of sales data throughout fiscal 2006 and an estimate of inventory on hand at customers, we estimated returns of *Icy Hot Pro Therapy* as of November 30, 2006 of $3.3 million, which was included as a reduction of net sales. During fiscal 2007, we continued to monitor *Icy Hot Pro Therapy* retail sales and inventory levels on-hand at customers and increased the specific reserve for *Icy Hot Pro Therapy* by $4.5 million as of November 30, 2007, which is included as a reduction of net sales in our consolidated financial statements. As of November 30, 2007, the allowance remaining for *Icy Hot Pro Therapy* returns was $4.5 million. During fiscal 2008, based on a revised estimate of inventory held by customers, we reduced the estimated remaining liability for returns by $1.5 million, which resulted in an increase to net sales in our consolidated financial statements. As of November 30, 2008, the allowance remaining for *Icy Hot Pro Therapy* returns is $0.7 million.

We routinely enter into agreements with customers to participate in promotional programs. The cost of these programs is recorded as either advertising and promotion expense or as a reduction of sales as prescribed by Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". A significant portion of the programs are recorded as a reduction of sales and generally take the form of coupons and vendor allowances, which are normally taken via temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We also enter into cooperative advertising programs with certain customers, the cost of which is recorded as advertising and promotion expense. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of the advertisement being run.

We analyze promotional programs in two primary categories -- coupons and vendor allowances. Customers normally utilize vendor allowances in the form of temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We estimate the accrual for outstanding coupons by utilizing a third-party clearinghouse to track coupons issued, coupon value, distribution and expiration dates, quantity distributed and estimated redemption rates that are provided by us. We estimate the redemption rates based on internal analysis of historical coupon redemption rates and expected future retail sales by considering recent point of sale data. The estimate for vendor allowances is based on estimated unit sales of a product under a program and amounts committed for such programs in each fiscal year. Estimated unit sales are determined by considering customer forecasted sales, point of sale data and the nature of the program being offered. The three most recent years of expected program payments versus actual payments made and current year retail point of sale trends are analyzed to determine future expected payments. Customer delays in requesting promotional program payments due to their audit of program participation and resulting request for reimbursement is also considered to evaluate the accrual for vendor allowances. The costs of these programs are often variable based on the number of units actually sold. As of November 30, 2008, the coupon accrual and reserve for vendor allowances were $1.8 million and $4.9 million, respectively, and $1.9 million and $5.5 million, respectively, as of November 30, 2007. Each percentage point change in promotional program participation would impact net sales by $0.2 million and advertising and promotion expense by an insignificant amount.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed by SFAS 109, FIN 48, FSP FIN 48-1 and other applicable FSP's and FASB Interpretations. This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of an asset or liability. We adopted FIN 48, as amended by FSP FIN 48-1, on December 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. In connection with the adoption of FIN 48, we recognized an increase in the unrecognized tax benefits of $1.6 million, which is included in the consolidated financial statements as a reduction to retained earnings of $0.7 million and an increase to deferred tax assets of $0.9 million. We had a total unrecognized tax benefit of $2.2 million as of December 1, 2007. Our effective tax rate was 33.7% for fiscal 2008, as compared to 34.5% in fiscal 2007 and 34.9% in fiscal 2006.

Accounting for Acquisitions and Intangible Assets

We account for our acquisitions under the purchase method of accounting for business combinations as prescribed by SFAS No. 141, "Business Combinations" ("SFAS 141"). Under SFAS 141, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. Business combinations consummated beginning in the first quarter of our fiscal 2010 will be accounted for under SFAS No. 141R, "Business Combinations" ("SFAS 141R").

We account for our intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, intangible assets with indefinite useful lives are not amortized but are reviewed for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method.

The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly affect net income. For example, the useful life of property, plant, and equipment acquired will differ substantially from the useful life of brand licenses and trademarks. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset or a value is assigned to an indefinite-lived asset, net income in a given period may be higher.

Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. An area that requires significant judgment is the fair value and useful lives of intangible assets. In this process, we often obtain the assistance of a third party valuation firm for certain intangible assets.

Our intangible assets consist of exclusive brand licenses, trademarks and other intellectual property, customer relationships and non-compete agreements. We have determined that our trademarks have indefinite useful lives, as cash flows from the use of the trademarks are expected to be generated indefinitely. The useful lives of our intangible assets are reviewed as circumstances dictate in accordance with the provisions of SFAS 142.

The value of our intangible assets is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. We review our indefinite-lived intangible assets for impairment at least annually by comparing the carrying value of the intangible assets to their estimated fair value. The estimate of fair value is determined by discounting the estimate of future cash flows of the intangible assets. Consistent with our policy, we perform the annual impairment testing of our indefinite-lived intangible assets during the quarter ended November 30, with the most recent test performed in the quarter ended November 30, 2008. No impairment or adjustment to the carrying value of our indefinite-lived intangible assets was required as a result of this testing.

In January 2007, we completed the acquisition of the U.S. rights to five consumer and OTC brands from Johnson & Johnson ("J&J Acquisition"). The acquired brands were: *ACT*, *Unisom*, *Cortizone-10*, *Kaopectate*, and *Balmex*. In May 2007, we acquired the worldwide trademark and rights to sell and market *ACT* in Western Europe from Johnson & Johnson ("*ACT* Acquisition").

Fair Value Measurements

On December 1, 2007, we adopted SFAS 157 as it pertains to financial assets and liabilities, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies both to items recognized and reported at fair value in the financial statements and to items disclosed at fair value in the notes to the financial statements. SFAS 157 does not change existing accounting rules governing what can or must be recognized and reported at fair value and clarifies that fair value is defined as the price received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Additionally, SFAS 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by SFAS 157 when measuring fair value. As a result, we are not required to recognize any new assets or liabilities at fair value. SFAS 157-2 defers the date of SFAS 157 for nonfinancial assets and liabilities and is effective in our fiscal 2009.

SFAS 157 also establishes a framework for measuring fair value. Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, SFAS 157 provides guidance on alternative valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs.

Stock-Based Compensation

We account for stock-based compensation under the provisions of SFAS 123R, which requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. The fair value of each stock option grant is estimated using a Flex Lattice Model. The input assumptions used in determining fair value are the expected life of the stock options, the expected volatility of our common stock, the risk-free interest rate over the expected life of the option and the expected forfeiture rate of the options granted. We recognize stock option compensation expense over the period during which an employee provides service in exchange for the award (the vesting period).

For additional information regarding our significant accounting policies, see note 2 of notes to consolidated financial statements.

Fiscal 2008 Compared to Fiscal 2007

To facilitate discussion of our operating results for the years ended November 30, 2008 and 2007, we have included the following selected data from our consolidated statements of income:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2008	2007	Amount	Percentage
	(dollars in thousands)			
Domestic net sales	$ 423,088	$ 393,493	$ 29,595	7.5%
International revenues (including royalties)	31,791	29,885	1,906	6.4
Total revenues	454,879	423,378	31,501	7.4
Cost of sales	131,620	129,055	2,565	2.0
Advertising and promotion expense	118,093	112,206	5,887	5.2
Selling, general and administrative expense	62,590	57,878	4,712	8.1
Product recall expenses	6,269	--	6,269	100.0
Acquisition expenses	--	2,057	(2,057)	(100.0)
Litigation settlement	11,271	--	11,271	100.0
Interest expense	25,310	29,930	(4,620)	(15.4)
Loss on early extinguishment of debt	526	2,633	(2,107)	(80.0)
Net income	66,286	59,690	6,596	11.1

Domestic Net Sales

Domestic net sales for fiscal 2008 increased $29.6 million, or 7.5%, to $423.1 million from $393.5 million in fiscal 2007. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2008	2007	Amount	Percentage
	(dollars in thousands)			
Medicated skin care	$ 141,942	$ 123,456	$ 18,486	15.0%
Topical pain care	96,779	95,858	921	1.0
Oral care	62,872	48,863	14,009	28.7
Internal OTC	48,006	45,043	2,963	6.6
Medicated dandruff shampoos	35,737	36,934	(1,197)	(3.2)
Dietary supplements	19,491	26,121	(6,630)	(25.4)
Other OTC and toiletry products	18,261	17,218	1,043	6.1
Total	$ 423,088	$ 393,493	$ 29,595	7.5

Net sales growth in the medicated skin care category increased $18.5 million, or 15.0%, in fiscal 2008 compared to fiscal 2007 as a result of the launch of *Gold Bond* Ultimate Restoring Lotion and *Cortizone-10* Intensive Healing in the first quarter of fiscal 2008, the continued success of *Gold Bond* Ultimate Softening Lotion and our ownership of the *Cortizone-10* and *Balmex* brands for the entire twelve month period of fiscal 2008 compared to only eleven months of ownership in fiscal 2007.

Net sales in the topical pain care category increased $0.9 million, or 1.0%, in fiscal 2008 compared to fiscal 2007, principally due to increases in *Icy Hot* and *Aspercreme*, led by the new products introduced in the first quarter of fiscal 2008, *Icy Hot* PM Lotion, *Icy Hot* PM Patch, *Aspercreme* Heat Pain Gel and *Aspercreme* Nighttime Lotion, offset by declines in *Capzasin* and the discontinuance of shipments of *Icy Hot* Heat Therapy following our February 8, 2008 voluntary recall of the product. Excluding sales of *Icy Hot* Heat Therapy and *Icy Hot Pro Therapy*, sales in the category increased 6.9% compared to the prior year period.

Net sales in the oral care category increased $14.0 million, or 28.7%, in fiscal 2008 compared to fiscal 2007. The increase primarily results from our ownership of the *ACT* brand for the entire twelve month period of fiscal 2008 compared to only eleven months of ownership in fiscal 2007 and an expanded distribution base.

Net sales in the internal OTC category increased $3.0 million, or 6.6%, in fiscal 2008 compared to fiscal 2007 as a result of our ownership of the *Unisom* and *Kaopectate* brands for the entire twelve month period of fiscal 2008 compared to only eleven months of ownership in fiscal 2007 and the introduction of *Unisom* SleepMelts in the second quarter of fiscal 2008.

Net sales in the medicated dandruff shampoos category decreased $1.2 million, or 3.2%, in fiscal 2008 compared to fiscal 2007 primarily due to declining sales of *Selsun* Salon, which were partially offset by a full year of sales of *Selsun Blue* Naturals, which began shipping in the second quarter of fiscal 2007.

Net sales in the dietary supplements category decreased $6.6 million, or 25.4%, in fiscal 2008 compared to fiscal 2007. Net sales of *Dexatrim* decreased 36.9% primarily resulting from increased competitive pressures in the diet-aid category, a decline in sales of *Dexatrim Max$_2$O* and increased returns of *Dexatrim* mainly from several retailers discontinuing *Dexatrim Max$_2$O*, partially offset by the launch of *Dexatrim* Max Daytime Control in the first quarter of fiscal 2008 and *Dexatrim* Max Complex 7, which began shipping in the third quarter of fiscal 2008.

Net sales in the other OTC and toiletry products category increased $1.0 million, or 6.1%, in fiscal 2008 compared to fiscal 2007 driven primarily by an increase in fourth quarter shipments of *Bullfrog* as a result of expanded distribution in key retailers and the early season shipments of upgraded product formulas for the 2009 suncare season.

Domestic sales variances were principally the result of changes in unit sales volume with the exception of certain products for which we implemented a unit sales price increase effective April 2008.

International Revenues

For fiscal 2008, international revenues increased $1.9 million, or 6.4%, to $31.8 million from $29.9 million in fiscal 2007. The increase was primarily due to favorable exchange rates that increased net sales approximately $1.5 million in fiscal 2008 and a full twelve months of ownership of *ACT* internationally in fiscal 2008 compared to seven months of ownership in fiscal 2007.

Cost of Sales

Cost of sales in fiscal 2008 increased $2.6 million, or 2.0%, to $131.6 million from $129.1 million in fiscal 2007. Cost of sales as a percentage of total revenues was 28.9% for fiscal 2008 as compared to 30.5% for fiscal 2007. The decrease in cost of sales as a percentage of total revenues was primarily due to the integration of manufacturing of certain of the acquired brands from the J&J Acquisition in the fourth quarter of fiscal 2007, partially offset by an increase in fuel costs in 2008 resulting in higher inbound freight expense.

Advertising and Promotion Expense

Advertising and promotion expenses in fiscal 2008 increased $5.9 million, or 5.2%, to $118.1 million from $112.2 million in fiscal 2007 and were 26.0% of total revenues for fiscal 2008 compared to 26.5% for fiscal 2007. The increase in advertising and promotion expenses results from higher expenditures for advertising and promotion in fiscal 2008 in connection with the ownership of the brands acquired in the J&J Acquisition for the entire twelve month period of fiscal 2008 as compared to eleven months of ownership in fiscal 2007.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $4.7 million, or 8.1%, to $62.6 million from $57.9 million in fiscal 2007. Selling, general and administrative expenses were 13.7% and 13.6% of total revenues for fiscal 2008 and fiscal 2007, respectively. The increase in selling, general and administrative expenses as a percentage of total revenues was largely attributable to the absorption of transition service costs similar to those paid to Johnson & Johnson related to freight and administrative costs that were recorded as acquisition expenses in fiscal 2007 and an increase in fuel costs in 2008 resulting in higher outbound freight expense.

Product Recall Expenses

On February 8, 2008, we initiated a voluntary nationwide recall of our *Icy Hot* Heat Therapy product. *Icy Hot* Heat Therapy is an air-activated, self-heating disposable device for temporary relief of muscular and joint pain. We recalled these products because we received some consumer reports of first, second and third degree burns and skin irritation resulting from the use or possible misuse of the product. Based in part on consideration of on-hand factory inventory and retail point of sales data, during the first quarter of fiscal 2008 we recorded an estimate of approximately $6.0 million of recall expenses related to product returns, inventory obsolescence, destruction costs, consumer refunds, legal fees and other estimated expenses. Subsequent to our first fiscal quarter, we increased our estimate of recall expenses by $0.3 million, to a total of $6.3 million, primarily as a result of additional legal fees and settlement payments. The remaining accrued liability for product recall expenses was $0.8 million as of November 30, 2008.

Acquisition Expenses

Acquisition expenses for fiscal 2007 reflect the costs incurred for transition services, including consumer affairs, distribution and collection services, related to the J&J Acquisition. The distribution and collection services were terminated in April 2007 and the consumer affairs services were terminated in June 2007.

Litigation Settlement

During the third quarter of fiscal 2008, we reached a settlement on all 26 known claims alleging pulmonary arterial hypertension as a result of the ingestion of *Dexatrim* products in 1998 through 2003. Included as litigation settlement in the consolidated statements of income is the settlement of the 26 claims totaling $13.3 million and $0.6 million of legal expenses, which were partially offset by $2.6 million of proceeds from the *Dexatrim* litigation settlement trust.

Interest Expense

Interest expense decreased $4.6 million, or 15.4%, in fiscal 2008 compared to fiscal 2007 reflecting a reduction in the principal portion of debt since August 31, 2007. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our income from operations.

Loss on Early Extinguishment of Debt

During the first quarter of fiscal 2008, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay $35.0 million of the term loan under the Credit Facility. In connection with the term loan repayment, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on extinguishment of debt of $0.5 million. In April 2007, we utilized the net proceeds from the 1.625% Convertible Notes and borrowings under the revolving credit facility portion of our Credit Facility to repay $128.0 million of the term loan under the Credit Facility. In July 2007, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay an additional $25.0 million of the term loan under the Credit Facility. In connection with the term loan repayments, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on early extinguishment of debt of $2.6 million during fiscal 2007.

Income Taxes

The effective tax rate decreased from 34.5% in fiscal 2007 to 33.7% in fiscal 2008 primarily as a result of higher inventory contributions and an increase in the statutory percentage used to determine the tax deduction related to domestic production activities.

Fiscal 2007 Compared to Fiscal 2006

To facilitate discussion of our operating results for the years ended November 30, 2007 and 2006, we have included the following selected data from our consolidated statements of income:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2007	2006	Amount	Percentage
		(dollars in thousands)		
Domestic net sales	$ 393,493	$ 276,397	$ 117,096	42.4%
International revenues (including royalties)	29,885	24,151	5,734	23.7
Total revenues	423,378	300,548	122,830	40.9
Cost of sales	129,055	94,036	35,019	37.2
Advertising and promotion expense	112,206	96,071	16,135	16.8
Selling, general and administrative expense	57,878	46,989	10,889	23.2
Acquisition expenses	2,057	--	2,057	100.0
Litigation settlement	--	(19,292)	(19,292)	(100.0)
Interest expense	29,930	11,725	18,205	155.3
Loss on early extinguishment of debt	2,633	2,805	(172)	(6.1)
Net income	59,690	45,112	14,578	32.3

Domestic Net Sales

Domestic net sales for fiscal 2007 increased $117.1 million, or 42.4%, as compared to fiscal 2006. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2007	2006	Amount	Percentage
		(dollars in thousands)		
Medicated skin care	$ 123,456	$ 67,238	$ 56,218	83.6%
Topical pain care	95,858	101,396	(5,538)	(5.5)
Oral care	48,863	6,773	42,090	621.5
Internal OTC	45,043	11,958	33,085	276.7
Medicated dandruff shampoos	36,934	37,742	(808)	(2.1)
Dietary supplements	26,121	35,081	(8,960)	(25.5)
Other OTC and toiletry products	17,218	16,209	1,009	6.2
Total	$ 393,493	$ 276,397	$ 117,096	42.4

Net sales growth in the medicated skin care products category was a result of the acquisition of *Cortizone-10* and *Balmex* in the first fiscal quarter of fiscal 2007 (brands acquired in the J&J Acquisition) and a 20% sales increase of the total *Gold Bond* franchise in fiscal 2007 as compared to fiscal 2006, led by increases of 35%, 19% and 8% in the lotion, foot care and powder lines, respectively. The increase in the *Gold Bond* lotion line was led by a full year of sales for Ultimate Softening Lotion, which was launched in the fourth quarter of fiscal 2006.

The decline in net sales in the topical pain care category was primarily attributable to reduced sales of *Icy Hot Pro Therapy*, which was originally launched in fiscal 2006. Contributing to the decrease in net sales was a $4.5 million charge for expected returns of *Icy Hot Pro Therapy* recorded in the fourth quarter of fiscal 2007, which resulted in lower net sales and reduced gross margins. *Sportscreme* and *Aspercreme* experienced sales declines of 31% and 9%, respectively, in fiscal 2007. This decrease was offset in part by the launch of *Icy Hot* Heat Therapy in fiscal 2007 and a 7% increase in the base *Icy Hot* business, led by the launch in fiscal 2007 of the *Icy Hot* XL Back Patch and *Icy Hot* Vanishing Scent Cream.

The net sales growth in the oral care category was attributable to *ACT*, which was acquired as part of the J&J Acquisition.

The net sales growth in the internal OTC category was attributable to *Unisom* and *Balmex*, which were acquired as part of the J&J Acquisition.

The decline in net sales in the medicated dandruff shampoos category was a result of lower sales of *Selsun Salon* in fiscal 2007 when compared to fiscal 2006, the product's first full year of sales. The overall decline was offset in part by a 3% increase in *Selsun Blue* sales, partially as a result of the launch of *Selsun Blue Naturals* in fiscal 2007.

The decline in net sales in the dietary supplements category in fiscal 2007 was a result of a 29% sales decrease of *Dexatrim*, resulting from increased competitive pressures in the category and the decline in sales of *Dexatrim* Max_2O after its initial launch in fiscal 2006. Also contributing to the decline were 23% lower *Garlique* sales and a 33% decline in *New Phase* sales.

The higher net sales in the other OTC and toiletry products category was due principally to the introduction of *Bullfrog* Marathon Mist in fiscal 2007.

Domestic sales variances were principally the result of changes in unit sales volumes.

International Revenues

For fiscal 2007, international revenues increased $5.7 million, or 23.7%, as compared to fiscal 2006, primarily due to the brands acquired in the J&J Acquisition and the *ACT* Acquisition in fiscal 2007. Sales variances for international operations were principally the result of changes in unit sales volumes.

Cost of Sales

Cost of sales in fiscal 2007 increased $35.0 million, or 37.2%, to $129.1 million from $94.0 million in fiscal 2006. Cost of sales as a percentage of total revenues was 30.5% for fiscal 2007 as compared to 31.3% for fiscal 2006. The decrease in cost of sales as a percentage of total revenues was attributable to an increase in sales of products with lower cost of sales in fiscal 2007 as compared to fiscal 2006, offset by an estimate recorded for potentially obsolete inventory related to our *Icy Hot Pro Therapy* line of products. Based on our evaluation of the carrying value of *Icy Hot Pro Therapy* inventory in fiscal 2007 and fiscal 2006, including a review of retail point of sale data, on hand inventory and purchase commitments, a reserve was recorded for potentially obsolete inventory of $2.5 million and $2.0 million during the fourth quarter of fiscal 2007 and 2006, respectively, which increased cost of sales in our consolidated financial statements.

Advertising and Promotion Expense

Advertising and promotion expenses for fiscal 2007 increased $16.1 million, or 16.8%, as compared to the same period in fiscal 2006 and were 26.5% and 32.0% of total revenues in fiscal 2007 and 2006, respectively. The decrease in advertising and promotion expense as a percentage of revenue for the current period reflected higher advertising and promotion spending, as a percentage of revenue, for *Icy Hot Pro Therapy* and *Selsun Salon* during the fiscal 2006 launch period.

Selling, General and Administrative Expense

Selling, general and administrative expenses for fiscal 2007 increased $10.9 million, or 23.2%, as compared to fiscal 2006 and were 13.6% and 15.6% of total revenues fiscal 2007 and 2006, respectively. The decrease as a percentage of revenue was attributable to increased revenue from the brands acquired in fiscal 2007 without commensurate increases in selling, general and administrative expenses.

Acquisition Expenses

Acquisition expenses for fiscal 2007 reflect the costs incurred for transition services, including consumer affairs, distribution and collection services, related to the J&J Acquisition. The distribution and collection services were terminated in April 2007 and the consumer affairs services were terminated in June 2007.

Litigation Settlement

Litigation settlement for fiscal 2006 reflected the $8.8 million recovery from the DELACO settlement trust in the first quarter of 2006, the $10.7 million recovery from the settlement trust in the third quarter of 2006 in the *Dexatrim* litigation settlement and net legal expenses related to the *Dexatrim* litigation of $0.2 million. No corresponding benefit was recorded in fiscal 2007.

Interest Expense

Interest expense increased $18.2 million, or 155.3%, in fiscal 2007 as compared to fiscal 2006 as a result of additional indebtedness incurred to finance the J&J Acquisition. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Loss on Early Extinguishment of Debt

In April 2007, we utilized the net proceeds from the 1.625% Convertible Notes and borrowings under the revolving credit facility portion of our Credit Facility to repay $128.0 million of the term loan under the Credit Facility. In July 2007, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay an additional $25.0 million of the term loan under the Credit Facility. In connection with the term loan repayments, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on early extinguishment of debt of $2.6 million. Our $75.0 million of Floating Rate Senior Notes were fully redeemed in the first quarter of fiscal 2006, resulting in a loss on early extinguishment of debt of $2.8 million.

Liquidity and Capital Resources

We have historically funded our operations with a combination of internally generated funds and borrowings. Our principal uses of cash are for operating expenses, servicing long-term debt, acquisitions, working capital, repurchases of our common stock, payment of income taxes and capital expenditures.

Net cash provided by operations in fiscal 2008 increased $5.5 million to $92.2 million as compared to $86.7 million in fiscal 2007. The increase was primarily the result of higher net income, an increase in deferred taxes, a decrease in inventory as the integration of manufacturing of certain of the acquired brands from the J&J Acquisition has been completed and a decrease in the change in accounts receivable as compared to the fiscal 2007 change in accounts receivable as a result of the fiscal 2007 revenue increase from the J&J Acquisition. The increase was partially offset by a reduction in the change in accounts payable and accrued liabilities as compared to the fiscal 2007 change in accounts payable and accrued liabilities as a result of the J&J Acquisition.

Investing activities used cash of $6.2 million and $420.2 million in fiscal 2008 and 2007, respectively. The decrease in cash used in investing activities was a result of lower purchases of equipment for manufacturing operations in fiscal 2008 and the absence of an acquisition in fiscal 2008 like the J&J Acquisition in fiscal 2007.

Financing activities used cash of $69.1 million and provided cash of $257.9 million in fiscal 2008 and 2007, respectively. In fiscal 2008, the financing activities cash was used to reduce borrowings outstanding under our Credit Facility and repurchase shares of our common stock. In fiscal 2007, the financing activities cash was provided to fund the J&J Acquisition and was partially offset by cash used to reduce borrowings outstanding under our Credit Facility and repurchase shares of our common stock.

As of November 30, 2008, our total debt was $459.5 million, consisting of the 7.0% Subordinated Notes of $107.5 million, the 2.0% Convertible Notes of $125.0 million, the 1.625% Convertible Notes of $100.0 million, $107.5 million outstanding from a term loan under our Credit Facility and $19.5 million outstanding under our Amended Revolving Credit Facility. In November 2006, we entered into an interest rate swap with decreasing notional principal amounts beginning in October 2007 and a swap rate of 4.98% over the life of the agreement. As of November 30, 2008, we were in compliance with all covenants in our Credit Facility.

During fiscal 2008, we repurchased 0.4 million shares of our common stock for $26.3 million. Effective April 30, 2008, our Board of Directors increased the authorization to repurchase up to an additional $100.0 million of our common stock under the terms of a stock repurchase program, and there remains $73.9 million available under such authorization to repurchase shares.

We believe that cash provided by operating activities, our cash and cash equivalents balance and funds available under the revolving credit facility portion of our Credit Facility will be sufficient to fund our capital expenditures, debt service and working capital requirements for the foreseeable future as our business is currently conducted. It is likely that any acquisitions we make in the future will require us to obtain additional financing. If additional financing is required, there are no assurances that it will be available, or, if available, that it can be obtained on terms favorable to us or not dilutive to our future earnings.

Contractual Obligations

The following data summarizes our contractual obligations as of November 30, 2008. We had no commercial obligations as of November 30, 2008.

		Payments due by			
Contractual Obligations:	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(dollars in thousands)			
Long-term debt	$ 459,500	$ 3,000	$ 25,500	$ 223,500	$ 207,500
Interest payments	90,133	19,325	36,820	29,413	4,575
Operating leases	887	547	267	49	24
Purchase commitments	47,816	18,302	27,855	1,106	553
Endorsements	5,000	1,850	3,150	–	–
Total	$ 603,336	$ 43,024	$ 93,592	$ 254,068	$ 212,652

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. Other than as presented in the table above, we do not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or fixed prices that exceed our expected requirements for three months. We have also excluded from the table above the liability for unrecognized tax benefits due to the uncertainty of payment and amount of payment per period. As of November 30, 2008, we have a gross liability for unrecognized tax benefits, including interest, of $1.3 million (see Note 7 to the consolidated financial statements).

Interest payments consist of interest at the November 30, 2008 effective rate of 6.07% per annum on the $19.5 million revolving credit facility portion of our Credit Facility due 2010, the November 30, 2008 effective rate of 6.57% per annum on the $107.5 million term loan portion of our Credit Facility due 2013, the 7.0% Subordinated Notes due 2014, the 2.0% Convertible Notes due 2013 and the 1.625% Convertible Notes due 2014.

We have no existing off-balance sheet financing arrangements.

Foreign Operations

Historically, our primary foreign operations have been conducted through our Canadian and United Kingdom ("U.K.") subsidiaries. Since November 1, 2004, our European business has been conducted through Chattem Global Consumer Products Limited, a wholly-owned subsidiary located in Limerick, Ireland. In connection with the *ACT* Acquisition, we have been conducting business in Greece through Chattem Greece, a wholly-owned subsidiary located in Alimos Attica, Greece. In the fourth quarter of fiscal 2008, we established Chattem Peru SRL ("Chattem Peru") a wholly-owned subsidiary located in Lima, Peru. Chattem Peru utilizes third party distributors to sell certain of our *Selsun Blue* products throughout Peru. The functional currencies of these subsidiaries are Canadian dollars, British pounds and Euros, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation". For fiscal 2008 and 2007, these subsidiaries accounted for 7% of total consolidated revenues, respectively, and 2% of total consolidated assets, respectively. It has not been our practice to hedge our assets and liabilities in Canada, the U.K., Ireland, Greece, and Peru or our intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payments between us and our foreign subsidiaries. Historically, gains or losses from foreign currency transactions have not had a material impact on our operating results. Losses of $1.0 million and gains of $0.3 million from foreign currency transactions for the years ended November 30, 2008 and 2007, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

Recent Accounting Pronouncements

See note 2 of notes to consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data."

Forward Looking Statements

We may from time to time make written and oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders or be made orally in publicly accessible conferences or conference calls. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. We rely on this safe harbor in making such disclosures. These forward-looking statements generally can be identified by use of phrases such as "believe," "plan," "expect," "anticipate," "intend," "forecast" or other similar words or phrases. These forward-looking statements relate to, among other things, our strategic and business initiatives and plans for growth or operating changes; our financial condition and results of operation; future events, developments or performance; and management's expectations, beliefs, plans, estimates and projections. The forward-looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements in this Form 10-K and the documents incorporated herein by reference include the following:

- we face significant competition in the OTC healthcare, toiletries and dietary supplements markets;
- our business could be adversely affected by a prolonged downturn or recession in the United States and/or the other countries in which we conduct significant business;
- we may be adversely effected by factors affecting our customer's businesses;
- we rely on a few large customers, particularly Wal-Mart Stores, Inc., for a significant portion of our sales;
- our acquisition strategy is subject to risk and may not be successful;
- our initiation of a voluntary recall of our *Icy Hot* Heat Therapy products could expose us to additional product liability claims;
- we may receive additional claims that allege personal injury from ingestion of *Dexatrim*;
- litigation may adversely affect our business, financial condition and results of operations;
- we have a significant amount of debt that could adversely affect our business and growth prospects;

- we may discontinue products or product lines, which could result in returns and asset write-offs, and/or engage in product recalls, any of which would reduce our cash flow and earnings;
- our product liability insurance coverage may be insufficient to cover existing or future liability claims;
- our business is regulated by numerous federal, state and foreign governmental authorities, which subjects us to elevated compliance costs and risks of non-compliance;
- our success depends on our ability to anticipate and respond in a timely manner to changing consumer preferences;
- our projections of earnings are highly subjective and our future earnings could vary in a material amount from our projections;
- we may be adversely affected by fluctuations in buying decisions of mass merchandise, drug and food trade buyers and the trend toward retail trade consolidation;
- we rely on third party manufacturers for a portion of our product portfolio, including products under our *Gold Bond, Icy Hot, Selsun, Dexatrim, ACT, Unisom* and *Cortizone-10* brands;
- our dietary supplement business could suffer as a result of injuries caused by dietary supplements in general, unfavorable scientific studies or negative press;
- our business could be adversely affected if we are unable to successfully protect our intellectual property or defend claims of infringement by others;
- because most of our operations are located in Chattanooga, Tennessee, we are subject to regional and local risks;
- we depend on sole or limited source suppliers for ingredients in certain of our products, and our inability to buy these ingredients would prevent us from manufacturing these products;
- we are subject to the risk of doing business internationally;
- the terms of our outstanding debt obligations limit certain of our activities;
- to service our indebtedness, we will require a significant amount of cash;
- our operations are subject to significant environmental laws and regulations;
- we are dependent on certain key executives, the loss of whom could have a material adverse effect on our business;
- our shareholder rights plan and charter contain provisions that may delay or prevent a merger, tender offer or other change of control of us;
- the trading price of our common stock may be volatile;
- we have no current intentions of paying dividends to holders of our common stock;
- we can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles generally accepted in the United States of America ("GAAP");
- identification of a material weakness in our internal controls over financial reporting may adversely affect our financial results;
- the convertible note hedge and warrant transactions may affect the value of our common stock and our convertible notes;
- conversion of our convertible notes may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes;
- virtually all of our assets consists of intangibles; and
- other risks described in our Securities and Exchange Commission filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rates and foreign currency exchange rate fluctuations through our regular operating and financing activities.

Our exposure to interest rate risk currently relates to amounts outstanding under our Credit Facility. Loans under the revolving credit facility portion of our Credit Facility bear interest at LIBOR plus applicable percentages of 0.875% to 1.50% or the higher of the federal funds rate plus 0.50% or the prime rate (the "Base Rate"). The applicable percentages are calculated based on our leverage ratio. The term loan under our Credit Facility bears interest at either LIBOR plus 1.75% or the Base Rate plus 0.75%. As of November 30, 2008, $19.5 million was outstanding under the revolving credit facility and $107.5 million was outstanding under the term loan portion of our Credit Facility. The variable rate for the revolving credit facility was LIBOR plus 1.25%, or 6.07% as of November 30, 2008, and the variable rate for the term loan portion was LIBOR plus 1.75%, or 6.57%, as of November 30, 2008. The 7.0% Subordinated Notes, the 1.625% Convertible Notes and the 2.0% Convertible Notes are fixed interest rate obligations.

In November 2006, we entered into an interest rate swap ("swap") agreement effective January 2007. The swap has decreasing notional principal amounts beginning in October 2007 and a swap rate of 4.98% over the life of the agreement. As of November 30, 2008, the decrease in fair value of $0.1 million, net of tax, was recorded to other comprehensive income. The swap was deemed to be an effective cash flow hedge. The swap agreement terminates in January 2010.

The impact on our results of operations of a one-point rate change on the January 22, 2009 outstanding term loan balance of our Credit Facility of $106.8 million for the next twelve months would be approximately $0.7 million, net of tax. As of January 22, 2009, we had no borrowings outstanding under the revolving credit facility portion of our Credit Facility.

We are subject to risk from changes in the foreign exchange rates relating to our Canadian, U.K., Irish, Grecian and Peruvian subsidiaries. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses, which result from foreign currency transactions, are included in selling, general and administrative expenses on our consolidated statements of income. The potential loss resulting from a hypothetical 10.0% adverse change in the quoted foreign currency exchange rate amounts to approximately $1.2 million as of November 30, 2008.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chattem, Inc.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries (the Company) as of November 30, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2008. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15 (a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 7 of the consolidated financial statements, the Company has adopted Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," as amended by FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," issued by the Financial Accounting Standards Board, in fiscal 2008.

The Company has adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," in fiscal 2007.

The Company has adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments," in fiscal 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chattem, Inc. and subsidiaries' internal control over financial reporting as of November 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated January 29, 2009, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
January 29, 2009

Consolidated Balance Sheets
November 30, 2008 and 2007
(In thousands)

ASSETS	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 32,310	$ 15,407
Accounts receivable, less allowances of $9,718 in 2008 and $13,810 in 2007	49,417	43,753
Inventories, net	40,933	43,265
Deferred income taxes	3,968	6,750
Prepaid expenses and other current assets	2,451	2,065
Total current assets	129,079	111,240
PROPERTY, PLANT AND EQUIPMENT, NET	32,243	32,349
OTHER NONCURRENT ASSETS:		
Patents, trademarks and other purchased product rights, net	616,670	616,810
Debt issuance costs, net	12,253	15,430
Other	2,727	4,731
Total other noncurrent assets	631,650	636,971
TOTAL ASSETS	$ 792,972	$ 780,560

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
November 30, 2008 and 2007
(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2007
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 3,000	$ 3,000
Accounts payable	18,116	18,239
Bank overdrafts	1,184	7,584
Accrued liabilities	21,293	21,537
Total current liabilities	43,593	50,360
LONG-TERM DEBT, less current maturities	456,500	505,000
DEFERRED INCOME TAXES	35,412	21,056
OTHER NONCURRENT LIABILITIES	1,609	2,436
COMMITMENTS AND CONTINGENCIES (Note 12)		
SHAREHOLDERS' EQUITY:		
Preferred shares, without par value, authorized 1,000, none issued	--	--
Common shares, without par value, authorized 100,000, issued and outstanding 18,978 in 2008 and 19,092 in 2007	28,926	36,800
Retained earnings	231,230	165,655
	260,156	202,455
Accumulated other comprehensive income (loss), net of taxes		
Interest rate hedge adjustment	(1,787)	(1,747)
Foreign currency translation adjustment	(968)	1,008
Unrealized actuarial gains and losses	(1,543)	(8)
Total shareholders' equity	255,858	201,708
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 792,972	$ 780,560

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended November 30, 2008, 2007 and 2006
(In thousands, except per share amounts)

	2008	2007	2006
TOTAL REVENUES	$ 454,879	$ 423,378	$ 300,548
COSTS AND EXPENSES:			
Cost of sales	131,620	129,055	94,036
Advertising and promotion	118,093	112,206	96,071
Selling, general and administrative	62,590	57,878	46,989
Product recall expenses	6,269	--	--
Acquisition expenses	–	2,057	–
Litigation settlement	11,271	--	(19,292)
Total costs and expenses	329,843	301,196	217,804
INCOME FROM OPERATIONS	125,036	122,182	82,744
OTHER INCOME (EXPENSE):			
Interest expense	(25,310)	(29,930)	(11,725)
Investment and other income, net	715	1,460	1,076
Loss on early extinguishment of debt	(526)	(2,633)	(2,805)
Total other income (expense)	(25,121)	(31,103)	(13,454)
INCOME BEFORE INCOME TAXES	99,915	91,079	69,290
PROVISION FOR INCOME TAXES	33,629	31,389	24,178
NET INCOME	$ 66,286	$ 59,690	$ 45,112
NUMBER OF COMMON SHARES:			
Weighted average outstanding, basic	18,980	18,927	19,036
Weighted average and potential dilutive outstanding	19,364	19,350	19,262
NET INCOME PER COMMON SHARE:			
Basic	$ 3.49	$ 3.15	$ 2.37
Diluted	$ 3.42	$ 3.08	$ 2.34

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Shareholders' Equity

For the Years Ended November 30, 2008, 2007 and 2006
(In thousands)

	Common Shares	Retained Earnings	Unamortized Value of Restricted Common Shares Issued	Accumulated Other Comprehensive Income (Loss)	Total
Balance, November 30, 2005	$ 63,876	$ 60,853	$ (1,818)	$ (284)	$ 122,627
Comprehensive income (loss):					
Net income	--	45,112	--	--	45,112
Interest rate hedge adjustment, net of taxes of $323	--	--	--	(514)	(514)
Foreign currency translation adjustment	--	--	--	(38)	(38)
Total comprehensive income	--	--	--	--	44,560
Stock-based compensation expense	5,594	--	--	--	5,594
Stock options exercised	2,480	--	--	--	2,480
Tax benefit realized from stock option plans	982	--	--	--	982
Stock repurchases	(39,332)	--	--	--	(39,332)
Payment for purchase of note hedge, net of tax benefit	(19,994)	--	--	--	(19,994)
Proceeds from issuance of warrant	18,581	--	--	--	18,581
Issuance of 2 common shares for non-employee directors' compensation	83	--	--	--	83
Adjustment from unamortized value of restricted common shares issued to common shares	(1,818)	--	1,818	--	--
Balance, November 30, 2006	$ 30,452	$ 105,965	$ --	$ (836)	$ 135,581
Comprehensive income (loss):					
Net income	--	59,690	--	--	59,690
Interest rate hedge adjustment, net of taxes of $671	--	--	--	(1,150)	(1,150)
Foreign currency translation adjustment	--	--	--	1,247	1,247
Total comprehensive income	--	--	--	--	59,787
Adjustment to initially apply SFAS 158 and recognize postretirement loss, net of taxes of $9	--	--	--	(8)	(8)
Stock-based compensation expense	6,208	--	--	--	6,208
Stock options exercised	16,661	--	--	--	16,661
Tax benefit realized from stock option plans	7,938	--	--	--	7,938
Stock repurchases	(23,601)	--	--	--	(23,601)
Payment for purchase of note hedge, net of tax benefit	(18,408)	--	--	--	(18,408)
Proceeds from issuance of warrant	17,430	--	--	--	17,430
Issuance of 2 common shares for non-employee directors' compensation	120	--	--	--	120
Balance, November 30, 2007	$ 36,800	$ 165,655	$ --	$ (747)	$ 201,708

	Common Shares	Retained Earnings	Unamortized Value of Restricted Common Shares Issued	Accumulated Other Comprehensive Income (Loss)	Total
Balance, November 30, 2007	$ 36,800	$ 165,655	$ --	$ (747)	$201,708
Comprehensive income (loss):					
Net income	--	66,286	--	--	66,286
Interest rate hedge adjustment, net of taxes of $69	--	--	--	(40)	(40)
Foreign currency translation adjustment	--	--	--	(1,976)	(1,976)
Unrealized actuarial gains and losses, net of taxes of $945	--	--	--	(1,535)	(1,535)
Total comprehensive income	--	--	--	--	62,735
Stock-based compensation expense	6,255	--	--	--	6,255
Stock options exercised	8,372	--	--	--	8,372
Tax benefit realized from stock option plans	3,709	--	--	--	3,709
Stock repurchases	(26,327)	--	--	--	(26,327)
Issuance of 2 common shares for non-employee directors' compensation	117	--	--	--	117
Net cumulative effect of adoption of FIN 48	--	(711)	--	--	(711)
Balance, November 30, 2008	$ 28,926	$ 231,230	$ --	$ (4,298)	$ 255,858

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended November 30, 2008, 2007 and 2006

(In thousands)

	2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 66,286	$ 59,690	$ 45,112
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,386	8,843	5,835
Deferred income taxes	18,139	12,718	413
Stock-based compensation expense	5,970	5,622	4,745
Loss on early extinguishment of debt	526	2,633	2,805
Tax benefit realized from stock options exercised	(3,709)	(8,291)	(1,627)
Other, net	(1,463)	(189)	384
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(5,664)	(13,901)	12,341
Inventories	2,331	(5,820)	(7,621)
Refundable income taxes	--	--	2,834
Prepaid expenses and other current assets	(391)	1,249	579
Accounts payable and accrued liabilities	1,747	24,180	(11,378)
Net cash provided by operating activities	92,158	86,734	54,422
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(4,621)	(6,295)	(4,705)
Acquisitions of brands	--	(415,765)	--
(Increase) decrease in other assets, net	(1,534)	1,910	(2,111)
Net cash used in investing activities	(6,155)	(420,150)	(6,816)
FINANCING ACTIVITIES:			
Repayment of long-term debt	(38,000)	(154,500)	(75,000)
Proceeds from long-term debt	--	400,000	125,000
Proceeds from borrowings under revolving credit facility	151,500	159,000	75,500
Repayments of revolving credit facility	(162,000)	(129,000)	(75,500)
Bank overdraft	(6,400)	1,760	5,824
Repurchase of common shares	(26,327)	(23,601)	(39,332)
Proceeds from exercise of stock options	8,372	16,661	2,480
Purchase of note hedge	--	(29,500)	(32,042)
Proceeds from issuance of warrants	--	17,430	18,581
Increase in debt issuance costs	--	(9,383)	(9,099)
Debt retirement costs	--	--	(1,501)
Premium paid on interest rate cap agreement	--	(114)	(687)
Proceeds from sale of interest rate cap	--	909	--
Tax benefit realized from stock options exercised	3,709	8,291	1,627
Net cash (used in) provided by financing activities	(69,146)	257,953	(4,149)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	46	343	(257)
CASH AND CASH EQUIVALENTS:			
Increase (decrease) for the year	16,903	(75,120)	43,200
At beginning of year	15,407	90,527	47,327
At end of year	$ 32,310	$ 15,407	$ 90,527

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

All monetary and share, other than per share, amounts are expressed in thousands. Our fiscal years ended November 30, 2006, November 30, 2007 and November 30, 2008 are referred to herein as fiscal 2006, fiscal 2007 and fiscal 2008, respectively.

(1) NATURE OF OPERATIONS

Chattem, Inc. and its wholly-owned subsidiaries ("we", "us", "our" or "Chattem") market and manufacture branded over-the-counter ("OTC") health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States ("U.S.") and in various markets in approximately 80 countries throughout the world.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chattem and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

We consider all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Short-term cash investments are placed with high credit quality financial institutions or in low risk, liquid instruments. Cash denominated in foreign currency was $6,302 and $6,783 as of November 30, 2008 and 2007, respectively.

INVENTORIES

Inventory costs include materials, labor and factory overhead. Inventories are valued at the lower of cost using the first-in, first-out ("FIFO") method or market. We estimate reserves for inventory obsolescence based on our judgment of future realization. As of November 30, 2007, we had a specific reserve of $2,531 for *Icy Hot Pro Therapy* obsolete inventory. As of November 30, 2008, that reserve has been reduced to an insignificant amount due to inventory donations made in fiscal 2008.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 7 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for fiscal 2008, fiscal 2007 and fiscal 2006 was $4,560, $4,735 and $4,191, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

The costs of acquired patents and other purchased product rights are capitalized and amortized over their respective useful lives, generally 5 years.

The provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), require certain fair-value-based tests of the carrying value of indefinite-lived intangible assets at least annually.

Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", we evaluate whether events and circumstances have occurred that indicate the remaining useful life of finite-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicate that finite-lived assets should have been evaluated for possible impairment, we use an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether the carrying values of finite-lived assets were recoverable.

DEBT ISSUANCE COSTS

We have incurred debt issuance costs in connection with our long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $2,651, $2,719 and $693 in fiscal 2008, fiscal 2007 and fiscal 2006, respectively. Accumulated amortization of these costs was $6,434 and $3,900 at November 30, 2008 and 2007, respectively. On July 25, 2006, we successfully completed the consent solicitation from the holders of the 7.0% Subordinated Notes resulting in a consent fee of $5,619, which is being amortized as additional interest expense through 2014, the remaining term of the 7.0% Subordinated Notes. In November 2006, we completed a private offering of $125,000 of 2.0% Convertible Senior Notes due 2013 ("2.0% Convertible Notes") resulting in the capitalization of debt issuance costs of $3,465 in fiscal 2006 and $517 in fiscal 2007, which is being amortized as additional interest expense through 2013. In January 2007, we completed an amendment to the Amended Revolving Credit Facility resulting in the capitalization of debt issuance costs of $5,507, which is being amortized as additional interest expense through 2013. In April 2007, we completed an amendment to our Credit Facility resulting in additional debt issuance costs of $625, which is being amortized through 2010 as additional interest expense. In April 2007, we completed a private offering of $100,000 of 1.625% Convertible Senior Notes due 2014 ("1.625% Convertible Notes") resulting in the capitalization of debt issuance costs of $2,734, which is being amortized as additional interest expense through 2014. During fiscal 2006 we recorded a loss on early extinguishment of debt of $2,805 due to the early redemption of our $75,000 Floating Rate Senior Notes. During 2007, we repaid $153,000 of the term loan under the Credit Facility, retiring a proportional share of the related debt issuance costs and recording a loss on extinguishment of debt of $2,633. During 2008, we repaid an additional $35,000 of the term loan under the Credit Facility. In connection with the term loan repayment, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on early extinguishment of debt of $526 in fiscal 2008.

BANK OVERDRAFT

Bank overdraft represents outstanding checks in excess of current cash levels. We fund bank overdrafts from our short-term investments and our operating cash flows.

PRODUCT DEVELOPMENT

Product development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $5,672, $5,525 and $4,241 in fiscal 2008, 2007 and 2006, respectively, and are included in selling, general and administrative expenses on our consolidated statements of income.

ADVERTISING EXPENSES

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for fiscal 2008, 2007 and 2006 was $76,405, $74,510 and $64,411, respectively. At November 30, 2008 and 2007, we reported $1,251 and $759, respectively, of advertising paid for in fiscal 2008 and fiscal 2007, which will run or did run in the next fiscal year. These amounts are included in prepaid expenses and other current assets in the consolidated balance sheets.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of our Canadian, United Kingdom ("U.K."), Irish, Grecian and Peruvian subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains (losses) which result from foreign currency transactions amounted to $(982), $295 and $(21) in fiscal 2008, 2007 and 2006, respectively, and are included in selling, general and administrative expenses on our consolidated statements of income.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the consolidated financial statements for fiscal 2008, 2007 and 2006:

Allowance For Doubtful Accounts

As of November 30, 2008, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer's industry, new developments in the customer's industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates. During the year ended November 30, 2008, we performed an assessment of the collectibility of trade accounts receivable and did not make any significant adjustments to our estimate of allowance for doubtful accounts. The balance of allowance for doubtful accounts was $419 at November 30, 2008 and 2007.

Revenue Recognition

Revenue is recognized when our products are shipped and title transfers to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and consideration of discontinued products, product divestitures, estimated inventory levels held by our customers and retail point-of-sale data on existing and newly introduced products. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. We charge the allowance account for product returns when the customer provides appropriate supporting documentation that the product is properly destroyed or upon receipt of the product.

We separate returns into the two categories of seasonal and non-seasonal products. We use the historical return detail of seasonal and non-seasonal products for at least the most recent three fiscal years on generally all products, which is normalized for any specific occurrence that is not reasonably likely to recur, to determine the amount of product returned as a percentage of sales, and estimate an allowance for potential returns based on product sold in the current period. To consider product sold in current and prior periods, an estimate of inventory held by our retail customers is calculated based on customer inventory detail. This estimate of inventory held by our customers, along with historical returns as a percentage of sales, is used to determine an estimate of potential product returns. This estimate of the allowance for seasonal and non-seasonal returns is further analyzed by considering retail customer point-of-sale data. We also consider specific events, such as discontinued product or product divestitures, when determining the adequacy of the allowance.

Our estimate of product returns for seasonal and non-seasonal products was $1,376 and $1,270 as of November 30, 2008, $1,174 and $1,254 as of November 30, 2007 and $1,204 and $1,321 as of November 30, 2006. Due to higher sales volume during fiscal 2008, we increased our estimate of seasonal returns by $202, which resulted in a decrease to net sales in our consolidated financial statements. Higher sales volume in fiscal 2007 offset by customers returning seasonal product earlier in the season resulted in our estimate of returns for seasonal products remaining consistent as compared to fiscal 2006. During fiscal 2008 and 2007, our estimate of non-seasonal returns remained consistent as compared to fiscal 2007 and 2006, respectively. Each percentage point change in the seasonal return rate would impact net sales by approximately $200. Each percentage point change in the non-seasonal return rate would impact net sales by approximately $550.

At November 30, 2006, based on consideration of the sales of *Icy Hot Pro Therapy* performing below expectations, review of retail point-of-sale data throughout fiscal 2006 and an estimate of inventory on hand at customers, we estimated returns of *Icy Hot Pro Therapy* as of November 30, 2006 of $3,339, which was included as a reduction of net sales. During fiscal 2007, we continued to monitor *Icy Hot Pro Therapy* retail sales and inventory levels on-hand at customers and increased the specific reserve for *Icy Hot Pro Therapy* returns by $4,522 as of November 30, 2007, which is included as a reduction of net sales in our consolidated financial statements. As of November 30, 2007, the allowance remaining for *Icy Hot Pro Therapy* returns was $4,479. During fiscal 2008, based on a revised estimate of inventory held by customers, we reduced the estimated remaining liability for returns by $1,500, which resulted in an increase to net sales in our consolidated financial statements. As of November 30, 2008, the allowance remaining for *Icy Hot Pro Therapy* returns is $718.

We routinely enter into agreements with customers to participate in promotional programs. The cost of these programs is recorded as either advertising and promotion expense or as a reduction of sales as prescribed by Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". A significant portion of the programs are recorded as a reduction of sales and generally take the form of coupons and vendor allowances, which are normally taken via temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We also enter into cooperative advertising programs with certain customers, the cost of which is recorded as advertising and promotion expense. In order for retailers to receive reimbursement under such programs, the retailer must meet specified advertising guidelines and provide appropriate documentation of the advertisement being run.

We analyze promotional programs in two primary categories -- coupons and vendor allowances. Customers normally utilize vendor allowances in the form of temporary price reductions, scan downs, display activity and participations in in-store programs provided uniquely by the customer. We estimate the accrual for outstanding coupons by utilizing a third-party clearinghouse to track coupons issued, coupon value, distribution and expiration dates, quantity distributed and estimated redemption rates that are provided by us. We estimate the redemption rates based on internal analysis of historical coupon redemption rates and expected future retail sales by considering recent point of sale data. The estimate for vendor allowances is based on estimated unit sales of a product under a program and amounts committed for such programs in each fiscal year. Estimated unit sales are determined by considering customer forecasted sales, point of sale data and the nature of the program being offered. The three most recent years of expected program payments versus actual payments made and current year retail point of sale trends are analyzed to determine future expected payments. Customer delays in requesting promotional program payments due to their audit of program participation and resulting request for reimbursement is also considered to evaluate the accrual for vendor allowances. The cost of these programs is often variable based on the number of units actually sold. As of November 30, 2008, the coupon accrual and reserve for vendor allowances were $1,756 and $4,907, respectively, and $1,895 and $5,513, respectively, as of November 30, 2007. Each percentage point change in promotional program participation would impact net sales by approximately $200 and advertising and promotion expense by an insignificant amount.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes", Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), FASB Staff position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" (FSP FIN 48-1") and other applicable FSP's and FASB Interpretations. This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of an asset or liability. We adopted FIN 48, as amended by FSP FIN 48-1, on December 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. Our estimated annual effective income tax rate during fiscal 2008 was 33.7%, as compared to 34.5% in fiscal 2007 and 34.9% in fiscal 2006.

DERIVATIVE FINANCIAL INSTRUMENTS

We entered into an interest rate cap agreement effective June 2004 as a means of managing our interest rate exposure and not for trading purposes. During fiscal 2007, the interest rate cap was sold for $353. As a result, $49 was recorded as additional interest expense in the accompanying consolidated statement of income.

In November 2006, we entered into an interest rate cap agreement effective January 2007 as a means of managing our interest rate exposure and not for trading purposes. During fiscal 2007, the interest rate cap was sold for $555. As a result, $50 was recorded as additional interest expense in the accompanying consolidated statement of income.

In November 2006, we entered into an interest rate swap agreement effective January 2007 as a means of managing our interest rate exposure and not for trading purposes. In accordance with SFAS 133, as of November 30, 2008, the interest rate swap was deemed to be an effective cash flow hedge and the change in fair value of $52, net of tax, was recorded to other comprehensive income.

In April 2007, we entered into an interest rate cap agreement effective May 2007 as a means of managing our interest rate exposure and not for trading purposes. We paid a premium of $114 to enter into the cap agreement, which was amortized over the life of the agreement. The interest rate cap expired in fiscal 2008.

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which subject us to concentrations of credit risk, consist primarily of accounts receivable and short-term cash investments. Our exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, we perform ongoing credit evaluations of our customers' financial position but generally require no collateral from our customers. Our largest customer accounted for 33%, 33% and 36% of domestic sales in fiscal 2008, 2007 and 2006, respectively. That same customer accounted for 33%, 28% and 31% of domestic accounts receivable as of November 30, 2008, 2007 and 2006, respectively. No other customer exceeded 10% of our domestic sales or accounts receivable as of November 30, 2008, 2007 and 2006. No international retailers accounted for more than 10% of our international revenues. Our ten largest customers represented approximately 74% of total revenues during fiscal 2008, and approximately 73% of our total domestic accounts receivable at November 30, 2008.

OTHER CONCENTRATIONS

We purchase raw materials and packaging materials from a number of third party suppliers primarily on a purchase order basis. Except for pamabrom, pyrilamine maleate and compap, active ingredients used in our *Pamprin* and *Prēmsyn PMS* products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. Net sales of *Pamprin* and *Prēmsyn PMS* products in fiscal 2008 represented $12,128 of our consolidated total revenues in that year. In addition, we have a limited source of supply for selenium sulfide, the active ingredient in *Selsun Blue*. As a result of the limited supply and increase in worldwide demand, prices have been and are expected to be volatile. We believe that our current sources of supply and potential alternative sources will be adequate to meet future product demands.

SHIPPING AND HANDLING COSTS

Shipping and handling costs of $15,479, $12,105 and $8,947 for fiscal 2008, 2007 and 2006, respectively, are included in selling, general and administrative expenses on our consolidated statements of income.

STOCK-BASED COMPENSATION

We currently provide stock-based compensation under five stock incentive plans that have been approved by our shareholders. Our 1998 Non-Statutory Stock Option Plan provides for the issuance of up to 1,400 shares of common stock to key employees while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows for the issuance of up to 200 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 1,500 shares of common stock. The 2003 and 2005 Stock Incentive Plans both provide for the issuance of up to 1,500 shares of common stock. Stock options granted under all of these plans generally vest over four years from the date of grant as specified in the plans or by the compensation committee of our board of directors and are exercisable for a period of up to ten years from the date of grant.

We account for stock-based compensation under the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period).

The following table represents the impact of stock-based compensation expense on our consolidated statements of income during fiscal 2008, 2007 and 2006 respectively:

	For the Year ended November 30,		
	2008	2007	2006
Income from operations	$ 5,970	$ 5,622	$ 4,745
Provision for income taxes	2,012	1,940	1,656
Net income	$ 3,958	$ 3,682	$ 3,089
Basic net income per share	$ 0.21	$ 0.19	$ 0.16
Diluted net income per share	$ 0.20	$ 0.19	$ 0.16

The fair value of each option award is estimated on the date of grant using the Flex Lattice Model that uses the assumptions noted in the following table. The risk-free interest rate is based on the yield of an applicable term Treasury instrument, the expected life of the option is based on historical exercise behavior and the option's expected volatility is based on the historical volatility of our common stock price.

	For the Year Ended November 30,		
	2008	2007	2006
Risk-free interest rate	3.84%	4.47%	4.48%
Expected dividend yield	0%	0%	0%
Expected volatility	36%	34%	43%
Expected life (years)	6	6	6

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. Additionally, in May 2007, the FASB issued an amendment to FIN 48. FSP FIN 48-1 clarifies how an enterprise is to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The provisions of FIN 48 and FSP FIN 48-1 were effective for fiscal years beginning after December 15, 2006. As described in Note 7, we adopted the provisions of FIN 48, as amended by FSP FIN 48-1, effective December 1, 2007.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies when other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data (data not based on market observable information), establishes a fair value hierarchy that prioritizes the information used to develop those assumptions and requires separate disclosure by level within the fair value hierarchy. As described in Note 6, we adopted SFAS 157 as it pertains to financial assets and liabilities effective December 1, 2007.

In February 2008, the FASB issued FSP No. SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods within those fiscal years, beginning after November 15, 2008, or our fiscal 2009. We are currently evaluating the impact of adopting the provisions of FSP 157-2.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value.

Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted SFAS 159 effective December 1, 2007 without choosing to elect to measure certain financial assets or liabilities at fair value that were not previously measured at fair value.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures the identifiable assets acquired, liabilities assumed, and intangible assets acquired and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS 141R are effective for acquisitions closing after the first annual reporting period beginning after December 15, 2008. Accordingly, we will apply the provisions of SFAS 141R prospectively to business combinations consummated beginning in the first quarter of our fiscal 2010. We do not expect SFAS 141R to have an effect on our previous acquisitions.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures for derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or our fiscal 2009. We do not expect SFAS 161 to have a material effect on our consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). In determining the useful life of intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, or our fiscal 2010. We are currently evaluating the impact, if any, of FSP FAS 142-3.

In May 2008, the FASB issued FSP Accounting Principles Board Opinion No. 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP 14-1"). FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption. Upon adoption of FSP 14-1, we will allocate a portion of the proceeds received from the issuance of our convertible notes between a liability and equity component by determining the fair value of the liability component using our non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. We are currently assessing the impact of adopting FSP 14-1 on our consolidated financial statements, however we expect there to be a dilutive effect on our earnings per share. The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008, or our fiscal 2010, and interim periods within those fiscal years.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132R-1"). FSP 132R-1 enhances the required disclosures about plan assets in an employer's defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. FSP 132R-1 is effective for financial statements issued for fiscal years ending after December 15, 2009, or our fiscal 2010. We are currently evaluating the impact, if any, of FSP 132R-1.

(3) SHAREHOLDERS' EQUITY

COMPUTATION OF EARNINGS PER SHARE

The following table presents the computation of per share earnings for the years ended November 30, 2008, 2007 and 2006, respectively:

	For the year ended November 30,		
	2008	2007	2006
NET INCOME:	$ 66,286	$ 59,690	$ 45,112
NUMBER OF COMMON SHARES:			
Weighted average outstanding	18,980	18,927	19,036
Issued upon assumed exercise of outstanding stock options	53	345	209
Issued upon assumed exercise of convertible notes	328	69	--
Effect of issuance of restricted common shares	3	9	17
Weighted average and potential dilutive outstanding (1)	19,364	19,350	19,262
NET INCOME PER COMMON SHARE:			
Basic	$ 3.49	$ 3.15	$ 2.37
Diluted	$ 3.42	$ 3.08	$ 2.34

(1) Because their effects are anti-dilutive, excludes shares issuable under stock option plans whose grant price was greater than the average market price of common shares outstanding as follows: 609 shares in fiscal 2008, 249 shares in fiscal 2007 and 797 shares in fiscal 2006.

STOCK OPTIONS

We have granted stock options to key employees and non-employee directors under the plans described in Note 2. A summary of the activity of stock options during fiscal 2008, 2007 and 2006 is presented below:

	2008		2007		2006	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	1,458	$ 40.43	1,936	$ 27.63	1,753	$ 23.94
Granted	368	70.85	427	60.05	449	37.87
Exercised	(303)	27.69	(824)	20.23	(174)	14.26
Cancelled	(13)	58.82	(81)	43.36	(92)	32.49
Outstanding at end of year	1,510	$ 50.23	1,458	$ 40.43	1,936	$ 27.63
Options exercisable at year-end	607	$ 37.74	571	$ 29.56	972	$ 22.45
Weighted average fair value of options granted		$ 27.97		$ 24.63		$ 16.75
Fair value of options granted		$ 10,277		$ 10,505		$ 7,520
Fair value of options vested		$ 5,970		$ 5,665		$ 4,882
Intrinsic value of options exercised		$ 13,994		$ 33,574		$ 4,518

As of November 30, 2008, the aggregate intrinsic value of stock options outstanding was $32,541 and the weighted average remaining contractual life was five years. The aggregate intrinsic value of stock options exercisable was $20,660 and the weighted average remaining contractual life was four years.

As of November 30, 2008, we had $15,961 of unrecognized compensation cost related to stock options that will be recorded over a weighted average period of approximately three years.

A summary of the exercise prices for options outstanding under our stock-based compensation plans at November 30, 2008 is presented below:

Range of Exercise Prices	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 4.66 - $28.39	174	$ 21.27	4.69	174	$ 21.27
$33.00 - $38.07	363	37.79	3.46	171	37.81
$42.09 - $59.73	244	43.74	3.61	174	42.73
$59.77 - $59.77	351	59.77	4.40	85	59.77
$62.21 - $71.83	378	70.77	6.15	3	68.57
Total	1,510	50.23	4.52	607	37.74

PREFERRED SHARES

We are authorized to issue up to 1,000 preferred shares in series and with rights established by the board of directors. At November 30, 2008 and 2007, no shares of any series of preferred stock were issued and outstanding.

STOCK REPURCHASE

On April 30, 2008, our Board of Directors increased the authorization to a total of $100,000 of our common stock under the terms of our existing stock repurchase program.

In fiscal 2008, 418 shares at a cost of $26,327 were repurchased, in fiscal 2007, 400 shares were repurchased at a cost of $23,601 and in fiscal 2006, 1,172 shares at a cost of $39,332 were repurchased. The repurchased shares were retired and returned to unissued. As of January 22, 2009, the current amount available under the authorization from the Board of Directors was $73,913.

SHAREHOLDER RIGHTS PLAN

On January 26, 2000, our board of directors adopted a shareholder rights plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of our common stock, without par value, held by shareholders of record as of the close of business on February 11, 2000. As a result of the two-for-one split of our common stock on November 29, 2002, there is now one-half (1/2) right associated with each share of common stock outstanding. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock. If the rights are triggered, the resulting issued shares would be included in the calculation of diluted earnings per share. The rights will expire on February 11, 2010. As of November 30, 2008, no person or group has acquired beneficial ownership of 15% of our common stock, therefore, no rights have been exercised.

RESTRICTED STOCK ISSUANCE

We issued 50 restricted shares of common stock to certain employees in fiscal 2005. The market value of these shares on the dates of issuance was $1,769. These amounts are being amortized using the straight-line method over respective four year periods from the date of issuance as additional compensation expense. Amortization expense for restricted stock issued was $286, $565 and $712 in fiscal 2008, 2007 and 2006, respectively, with the unamortized value of $43 and $328 being included as a component of shareholders' equity in the November 30, 2008 and 2007 consolidated balance sheets, respectively. The unamortized value of the restricted shares remaining as of November 30, 2008 will be recorded in the first quarter of fiscal 2009. The shares issued in fiscal 2005 reduced the number of shares available for issuance under our 2003 Stock Incentive Plan. No restricted shares of common stock were issued in fiscal 2008, 2007, and 2006.

A summary of our nonvested restricted stock activity as of November 30, 2008 is presented below:

Nonvested Restricted Stock	Number of shares	Weighted Average Grant-Date Fair Value
Nonvested at November 30, 2007	9	$ 33.11
Granted	--	--
Vested	8	32.79
Forfeited	--	--
Nonvested at November 30, 2008	1	$ 35.37

(4) PATENT, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

During fiscal 2008, 2007 and 2006, we performed impairment testing of our intangible assets as prescribed by SFAS 142. The valuations indicated no impairment. The carrying value of trademarks, which are not subject to amortization under the provisions of SFAS 142, was $613,328 as of November 30, 2008 and 2007, respectively.

The gross carrying amount of intangible assets subject to amortization at November 30, 2008 and 2007, which consist primarily of non-compete agreements and shelf presence, was $7,028 and $6,053, respectively. The related accumulated amortization of these intangible assets at November 30, 2008 and 2007, was $3,687 and $2,797, respectively. Amortization of our intangible assets subject to amortization under the provisions of SFAS 142 was $890, $824 and $238 for fiscal 2008, 2007 and 2006, respectively. Estimated annual amortization expense for these assets for fiscal 2009, 2010, 2011, 2012 and 2013 is $945, $925, $925, $208 and $75, respectively. Royalty expense related to other purchased product rights for fiscal 2008, 2007 and 2006 was $53, $62 and $78, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

(5) LONG-TERM DEBT

Long-term debt consisted of the following as of November 30, 2008 and 2007:

	2008	2007
Revolving Credit Facility due 2010 at a variable rate of 6.07% and 6.19% as of November 30, 2008 and 2007, respectively	$ 19,500	$ 30,000
2.0% Convertible Senior Notes due 2013	125,000	125,000
1.625% Convertible Senior Notes due 2014	100,000	100,000
Term Loan due 2013 at a variable rate of 6.57% and 6.97% as of November 30, 2008 and 2007, respectively	107,500	145,500
7.0% Senior Subordinated Notes due 2014	107,500	107,500
Total long-term debt	459,500	508,000
Less: current maturities	3,000	3,000
Total long-term debt, net of current maturities	$ 456,500	$ 505,000

In February 2004, we entered into a Senior Secured Revolving Credit Facility with a maturity date of February 2009 (the "Revolving Credit Facility") with Bank of America, N.A. that provided an initial borrowing capacity of $25,000 and an additional $25,000, subject to successful syndication. In March 2004, we entered into a commitment agreement with a syndicate of commercial banks led by Bank of America, N.A., as agent, that enabled us to borrow up to a total of $50,000 under the Revolving Credit Facility and an additional $50,000, subject to successful syndication. In November 2005, we entered into an amendment to our Revolving Credit Facility (the "Amended Revolving Credit Facility") that, among other things, increased our borrowing capacity under the facility from $50,000 to $100,000, increased our flexibility to repurchase shares of our stock, improved our borrowing rate under the facility and extended the maturity date to November 2010. Upon successful syndication, we were able to increase the borrowing capacity under the Amended Revolving Credit Facility by $50,000 to an aggregate of $150,000. In November 2006, we entered into an amendment to our Amended Revolving Credit Facility that, among other things, permitted the sale of the 2.0% Convertible Senior Notes due 2013 (the "2.0% Convertible Notes"). In January 2007, we completed an amendment to the Amended Revolving Credit Facility providing for up to a $100,000 revolving credit facility and a $300,000 term loan (the "Credit Facility"). The proceeds from the term loan under the Credit Facility were used to finance in part the acquisition of the five consumer and OTC brands from Johnson & Johnson. The Credit Facility includes "accordion" features that permit us under certain circumstances to increase our borrowings under the revolving credit facility by $50,000 and to borrow an additional $50,000 as a term loan, subject to successful syndication. In April 2007, we entered into an amendment to our Credit Facility that, among other things, permitted the sale of the 1.625% Convertible Senior Notes due 2014 (the "1.625% Convertible Notes") and reduced the applicable interest rates on the revolving credit facility portion of our Credit Facility.

Borrowings under the revolving credit facility portion of our Credit Facility bear interest at LIBOR plus applicable percentages of 0.875% to 1.500% or the higher of the federal funds rate plus 0.50% or the prime rate (the "Base Rate"). The applicable percentages are calculated based on our leverage ratio. As of November 30, 2008 and 2007, respectively we had $19,500 and $30,000 of borrowings outstanding under the revolving credit facility portion of our Credit Facility. As of January 22, 2009, we had no borrowings outstanding under the revolving credit facility portion of our Credit Facility and our borrowing capacity was $100,000.

The term loan under the Credit Facility bears interest at either LIBOR plus 1.75% or the Base Rate plus 0.75%. The term loan borrowings are to be repaid in increments of $750 each calendar quarter, with the first principal payment paid June 2007. The principal outstanding after scheduled repayment and any unscheduled prepayments matures and is payable January 2013. In April 2007, we utilized the net proceeds from the 1.625% Convertible Notes and borrowings under the revolving credit facility portion of our Credit Facility to repay $128,000 of the term loan under the Credit Facility. In July 2007, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay an additional $25,000 of the term loan under the Credit Facility. In connection with the term loan repayments during April 2007 and July 2007, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on early extinguishment of debt of $2,633 in fiscal 2007. In January 2008, we utilized borrowings under the revolving credit facility portion of our Credit Facility to repay an additional $35,000 of the term loan under the Credit Facility. In connection with the term loan repayment in January 2008, we retired a proportional share of the term loan debt issuance costs and recorded the resulting loss on early extinguishment of debt of $526 in the first quarter of fiscal 2008.

Borrowings under the Credit Facility are secured by substantially all of our assets, except real property, and shares of capital stock of our domestic subsidiaries held by us and by the assets of the guarantors (our domestic subsidiaries). The Credit Facility contains covenants, representations, warranties and other agreements by us that are customary in credit agreements and security instruments relating to financings of this type. The significant financial covenants include fixed charge coverage ratio, leverage ratio, senior secured leverage ratio and brand value calculations. As of November 30, 2008, we were in compliance with all covenants in our Credit Facility.

In February 2004, we issued and sold $125,000 of 7.0% Senior Subordinated Notes due 2014 (the "7.0% Subordinated Notes"). During fiscal 2005, we repurchased $17,500 of our 7.0% Subordinated Notes in the open market at an average premium of 1.6% over the principal amount of the notes. The outstanding balance of the remaining 7.0% Subordinated Notes was reduced to $107,500.

Interest payments on the 7.0% Subordinated Notes are due semi-annually in arrears in March and September. Our domestic subsidiaries are guarantors of the 7.0% Subordinated Notes. The guarantees of the 7.0% Subordinated Notes are unsecured senior subordinated obligations of the guarantors. At any time after March 1, 2009, we may redeem any of the 7.0% Subordinated Notes upon not less than 30 nor more than 60 days' notice at redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, and liquidation damages, if any, to the applicable redemption rate, if redeemed during the twelve-month periods beginning March 2009 at 103.500%, March 2010 at 102.333%, March 2011 at 101.167% and March 2012 and thereafter at 100.000%.

The indenture governing the 7.0% Subordinated Notes, among other things, limits our ability and the ability of our restricted subsidiaries to: (i) borrow money or sell preferred stock, (ii) create liens, (iii) pay dividends on or redeem or repurchase stock, (iv) make certain types of investments, (v) sell stock in our restricted subsidiaries, (vi) restrict dividends or other payments from restricted subsidiaries, (vii) enter into transactions with affiliates, (viii) issue guarantees of debt and (ix) sell assets or merge with other companies. In addition, if we experience specific kinds of changes in control, we must offer to purchase the 7.0% Subordinated Notes at 101.0% of their principal amount plus accrued and unpaid interest.

In July 2006, we successfully completed a consent solicitation from the holders of the 7.0% Subordinated Notes to an amendment to the indenture to increase our capacity to make restricted payments by an additional $85,000, including payments for the repurchase of our common stock, and adjust the fixed charge coverage ratio (as defined in the indenture).

In November 2006, we completed a private offering of $125,000 of the 2.0% Convertible Notes to qualified institutional purchasers pursuant to Section 4(2) of the Securities Act of 1933. The 2.0% Convertible Notes bear interest at an annual rate of 2.0%, payable semi-annually in May and November of each year. The 2.0% Convertible Notes are convertible into our common stock at an initial conversion price of $58.92 per share, upon the occurrence of certain events, including the closing price of our common stock exceeding 130% of the initial conversion price per share, or $76.59 per share, for 20 of the last 30 consecutive trading days of the fiscal quarter (the "prescribed measurement period"). The evaluation of the classification of the 2.0% Convertible Notes occurs each fiscal quarter.

Upon conversion, a holder will receive, in lieu of common stock, an amount of cash equal to the lesser of (i) the principal amount of the 2.0% Convertible Notes, or (ii) the conversion value, determined in the manner set forth in the indenture governing the 2.0% Convertible Notes, of a number of shares equal to the conversion rate. If the conversion value exceeds the principal amount of the 2.0% Convertible Notes on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the conversion value upon conversion. If conversion occurs in connection with a change of control, we may be required to deliver additional shares of our common stock by increasing the conversion rate with respect to such notes. The maximum aggregate number of shares that we would be obligated to issue upon conversion of the 2.0% Convertible Notes is 2,673.

Concurrently with the sale of the 2.0% Convertible Notes, we purchased a note hedge from an affiliate of Merrill Lynch (the "Counterparty"), which is designed to mitigate potential dilution from the conversion of the 2.0% Convertible Notes. Under the note hedge, the Counterparty is required to deliver to us the number of shares of our common stock that we are obligated to deliver to the holders of the 2.0% Convertible Notes with respect to the conversion, calculated exclusive of shares deliverable by us by reason of any additional premium relating to the 2.0% Convertible Notes or by reason of any election by us to unilaterally increase the conversion rate pursuant to the indenture governing the 2.0% Convertible Notes. The note hedge expires at the close of trading on November 15, 2013, which is the maturity date of the 2.0% Convertible Notes, although the Counterparty will have ongoing obligations with respect to 2.0% Convertible Notes properly converted on or prior to that date of which the Counterparty has been timely notified.

In addition, we issued warrants to the Counterparty that could require us to issue up to approximately 2,122 shares of our common stock on November 15, 2013 upon notice of exercise by the Counterparty. The exercise price is $74.82 per share, which represented a 60.0% premium over the closing price of our shares of common stock on November 16, 2006. If the Counterparty exercises the warrant, we will have the option to settle in cash or shares the excess of the price of our shares on that date over the initially established exercise price.

The note hedge and warrant are separate and legally distinct instruments that bind us and the Counterparty and have no binding effect on the holders of the 2.0% Convertible Notes.

In November 2006, we entered into an interest rate swap ("swap") agreement effective January 2007. The swap has decreasing notional principal amounts beginning October 2007 and a swap rate of 4.98% over the life of the agreement. During the second quarter and fourth quarter of fiscal 2008, we retired a portion of the swap for approximately $270 and $26, respectively, which was recorded as additional interest expense in the accompanying consolidated statement of income. As of November 30, 2008, we had $125,322 of LIBOR based borrowings hedged under the provisions of the swap. During fiscal 2008, the decrease in fair value of the swap of $52, net of tax, was recorded to other comprehensive income. The current portion of the fair value of the swap of $2,602 is included in accrued liabilities, and the long-term portion of $321 is included in other noncurrent liabilities. As of November 30, 2008, the swap was deemed to be an effective cash flow hedge. The fair value of the swap agreement is valued by a third party. The swap agreement expires in January 2010.

In April 2007, we entered into an interest rate cap agreement. The cap has decreasing notional principal amounts beginning May 2007 and a cap rate of 5.0% over the life of the agreement. We paid a $114 premium to enter into the cap agreement. The cap agreement expired in September 2008.

In April 2007, we completed a private offering of $100,000 of the 1.625% Convertible Notes to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933. The 1.625% Convertible Notes bear interest at an annual rate of 1.625%, payable semi-annually in May and November of each year. The 1.625% Convertible Notes are convertible into our common stock at an initial conversion price of $73.20 per share, upon the occurrence of certain events, including the closing price of our common stock exceeding 130% of the initial conversion price per share, or $95.16 per share, for the prescribed measurement period. The evaluation of the classification of the 1.625% Convertible Notes occurs each fiscal quarter.

Upon conversion, a holder will receive, in lieu of common stock, an amount of cash equal to the lesser of (i) the principal amount of the 1.625% Convertible Notes, or (ii) the conversion value, determined in the manner set forth in the indenture governing the 1.625% Convertible Notes, of a number of shares equal to the conversion rate. If the conversion value exceeds the principal amount of the 1.625% Convertible Note on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the conversion value upon conversion. If conversion occurs in connection with a change of control, we may be required to deliver additional shares of our common stock by increasing the conversion rate with respect to such notes. The maximum aggregate number of shares that we would be obligated to issue upon conversion of the 1.625% Convertible Notes is 1,694.

Concurrently with the sale of the 1.625% Convertible Notes, we purchased a note hedge from the Counterparty, which is designed to mitigate potential dilution from the conversion of the 1.625% Convertible Notes. Under the note hedge, the Counterparty is required to deliver to us the number of shares of our common stock that we are obligated to deliver to the holders of the 1.625% Convertible Notes with respect to the conversion, calculated exclusive of shares deliverable by us by reason of any additional premium relating to the 1.625% Convertible Notes or by reason of any election by us to unilaterally increase the conversion rate pursuant to the indenture governing the 1.625% Convertible Notes. The note hedge expires at the close of trading on May 1, 2014, which is the maturity date of the 1.625% Convertible Notes, although the Counterparty will have ongoing obligations with respect to 1.625% Convertible Notes properly converted on or prior to that date of which the Counterparty has been timely notified.

In addition, we issued warrants to the Counterparty that could require us to issue up to approximately 1,366 shares of our common stock on May 1, 2014 upon notice of exercise by the Counterparty. The exercise price is $94.45 per share, which represented a 60% premium over the closing price of our shares of common stock on April 4, 2007. If the Counterparty exercises the warrant, we will have the option to settle in cash or shares the excess of the price of our shares on that date over the initially established exercise price.

Subsequent to November 30, 2008, we issued an aggregate of 487 shares of our common stock in exchange for $28,700 in aggregate principal amount of our outstanding 2.0% Convertible Notes. Upon completion of the transaction, the balance of the remaining 2.0% Convertible Notes was reduced to $96,300 outstanding.

Pursuant to EITF 90-19, "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion" ("EITF 90-19"), EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19") and EITF 01-6, "The Meaning of Indexed to a Company's Own Stock" ("EITF 01-6"), the 2.0% Convertible Notes and the 1.625% Convertible Notes are accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the 2.0% Convertible Notes and the 1.625% Convertible Notes have not been accounted for as separate derivatives. Additionally, pursuant to EITF 00-19 and EITF 01-6, the note hedges and warrants are accounted for as equity transactions, and therefore, the payments associated with the issuance of the note hedges and the proceeds received from the issuance of the warrants were recorded as a charge and an increase, respectively, in common shares in shareholders' equity as separate equity transactions.

For income tax reporting purposes, we have elected to integrate the 2.0% Convertible Notes and the 1.625% Convertible Notes and the respective note hedge transaction. Integration of the respective note hedge with the 2.0% Convertible Notes and the 1.625% Convertible Notes creates an in-substance original issue debt discount for income tax reporting purposes and therefore, the cost of the note hedge transactions will be accounted for as interest expense over the term of the 2.0% Convertible Notes and the 1.625% Convertible Notes, respectively, for income tax reporting purposes. The income tax benefit related to each respective convertible note issuance was recognized as a deferred tax asset.

The future maturities of long-term debt outstanding as of November 30, 2008 are as follows:

2009	$ 3,000
2010	22,500
2011	3,000
2012	3,000
2013	220,500
Thereafter	207,500
	$ 459,500

Cash interest payments during fiscal 2008, 2007 and 2006 were $22,247, $26,671 and $10,831, respectively.

(6) FAIR VALUE OF FINANCIAL INSTRUMENT

We currently measure and record in the accompanying consolidated financial statements an interest rate swap at fair value. SFAS 157, which we adopted effective December 1, 2007, establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 - Quoted market prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 - Unobservable inputs developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter.

The following table summarizes the interest rate swap measured at fair value in the accompanying consolidated balance sheet as of November 30, 2008:

	Fair Value Measurements as of November 30, 2008			
	Level 1	Level 2	Level 3	Total
Liabilities				
Interest rate swap (1)	$ --	$ 2,923	$ --	$ 2,923

(1) The total fair value of the interest rate swap is partially classified as a current and a noncurrent liability as of November 30, 2008 and matures in January 2010. We value this instrument using the "Income Approach" valuation technique. This method uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts.

SFAS 157 requires separate disclosure of assets and liabilities measured at fair value on a recurring basis, as documented above, from those measured at fair value on a nonrecurring basis. As of November 30, 2008, no assets or liabilities are measured at fair value on a nonrecurring basis.

At November 30, 2008 and 2007, the carrying value of the 7.0% Subordinated Notes approximated fair value based on market prices and market volume for same or similar issues. At November 30, 2008 and 2007, the fair value of the 2.0% Convertible Notes was determined to be $153,965 and $150,444, respectively, based upon consideration of our closing stock price of $72.57 and $70.91, respectively, and determination of conversion value as defined in the indenture under which the 2.0% Convertible Notes were issued. At November 30, 2008 and 2007, the fair value of the 1.625% Convertible Notes was determined to be $99,143 and $96,875, respectively, based upon consideration of our closing stock price and determination of conversion value as defined in the indenture under which the 1.625% Convertible Notes were issued.

(7) INCOME TAXES

The provision for income taxes includes the following components for fiscal 2008, 2007 and 2006:

	2008	2007	2006
Current:			
Federal	$ 13,428	$ 16,850	$ 23,009
State	1,191	1,674	1,058
Deferred	19,010	12,865	111
	$ 33,629	$ 31,389	$ 24,178

As of November 30, 2008, we had a foreign tax credit of $1,988 which will expire over nine years beginning in fiscal 2011 through 2018, and state net operating loss carry forwards of $4,054, which will begin to expire in 2019 through 2020 if unused. In fiscal 2008, 2007 and 2006 income tax benefits of $8,902, $8,291 and $1,627, respectively, attributable to employee stock option transactions were allocated to shareholders' equity.

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities at November 30, 2008 and 2007, are as follows:

	2008	2007
Deferred tax assets:		
Allowances and accruals	$ 1,511	$ 1,671
Inventory reserve	484	1,830
Stock-based compensation expense	3,822	2,578
Allowance for product returns	1,194	2,622
Net operating loss carryforwards	1,844	1,412
Accrued postretirement health care benefits	491	382
Note hedge call option	18,315	21,179
Foreign tax credit	1,988	1,385
Other	3,641	2,228
Gross deferred tax assets	33,290	35,287
Valuation allowance	--	--
Net deferred tax assets	33,290	35,287
Deferred tax liabilities:		
Depreciation and amortization	63,976	48,335
Prepaid advertising	637	289
Inventory	--	177
Other	121	792
Gross deferred tax liabilities	64,734	49,593
Net deferred liability	$ 31,444	$ 14,306

The deferred provision for income taxes excludes the tax effect of the note hedge call option of $0 and $11,092, the interest rate hedge adjustment of $42 and $647, and unrealized actuarial gains and losses related to the pension and post retirement health benefit plans of $946 and $0 for fiscal 2008 and 2007, respectively, which are included in the consolidated statements of shareholders' equity. The deferred provision for income taxes also excludes the impact of adopting FIN48 in fiscal 2008 of $884.

The difference between the provision for income taxes and the amount computed by multiplying income before income taxes by the United States statutory rate for fiscal 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006
Expected federal tax provision	$ 34,970	$ 31,878	$ 24,252
State income taxes, net of federal income tax benefit	2,077	1,922	1,022
Permanent Items	(2,928)	(1,083)	(1,231)
Other, net	(490)	(1,328)	135
Provision for income taxes	$ 33,629	$ 31,389	$ 24,178

Income taxes paid in fiscal 2008, 2007 and 2006 were $11,181, $7,977 and $21,665, respectively. We received income tax refunds of $135, $34 and $376 during fiscal 2008, 2007 and 2006, respectively.

We have undistributed earnings of Chattem Canada, our Canadian subsidiary, of approximately $3,900 at November 30, 2008, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

We adopted FIN 48, as amended by FSP FIN 48-1, on December 1, 2007. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. In connection with the adoption of FIN 48, we recognized an increase in the liability for unrecognized tax benefits of $1,595, which is included in the accompanying consolidated financial statements as a reduction to retained earnings of $711 and an increase to deferred tax assets of $884. We had a total unrecognized tax benefit of $2,180 as of December 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefit upon adoption of FIN 48	$ 2,180
Increase for current year positions	6,392
Increase for prior period positions	210
Decrease due to settlements and payments	(1,109)
Unrecognized tax benefit at November 30, 2008	$ 7,673

The total amount of net unrecognized tax benefit that, if recognized, would affect the effective tax rate is $890 as of November 30, 2008. We recognize interest and penalties related to income tax matters as a component of the provision for income taxes. Included in the liability for unrecognized tax benefits we have $191 accrued for penalties and interest, net of tax benefits.

It is reasonably possible that the amount of unrecognized tax benefit could increase by approximately $1,000 during the next twelve months if certain elements of compensation are deducted in our 2008 federal and state tax returns.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. We are no longer subject to examinations by tax authorities related to U.S. federal income taxes for fiscal years before 2000, state income taxes for fiscal years before 1997 or non-U.S. income taxes for fiscal years before 1999.

(8) SUPPLEMENTAL FINANCIAL INFORMATION

Inventories consisted of the following at November 30, 2008 and 2007:

	2008	2007
Raw materials and work in process	$ 16,753	$ 17,892
Finished goods	24,180	25,373
Total inventories	$ 40,933	$ 43,265

International inventories included above were $3,328 and $3,803 at November 30, 2008 and 2007, respectively.

Property, plant and equipment consisted of the following at November 30, 2008 and 2007:

	2008	2007
Land	$ 1,123	$ 1,123
Buildings and improvements	11,228	10,876
Machinery and equipment	60,269	60,127
Package design and tooling	8,241	7,629
Construction in progress	4,824	3,474
Total property, plant and equipment	85,685	83,229
Less – accumulated depreciation	(53,442)	(50,880)
Property, plant and equipment, net	$ 32,243	$ 32,349

Accrued liabilities consisted of the following at November 30, 2008 and 2007:

	2008	2007
Interest	$ 3,216	$ 3,510
Salaries, wages and commissions	5,333	6,209
Product advertising and promotion	2,611	3,051
Litigation settlements and legal fees	799	2,084
Income taxes payable	4,636	3,643
Interest rate swap	2,602	1,274
Other	2,096	1,766
Total accrued liabilities	$ 21,293	$ 21,537

(9) ACQUISITION OF BRANDS

In January 2007, we acquired the U.S. rights to five leading consumer and OTC brands from Johnson & Johnson ("J&J Acquisition"). The acquired brands were: *ACT*, an anti-cavity mouthwash/mouth rinse; *Unisom*, an OTC sleep-aid; *Cortizone-10*, a hydrocortisone anti-itch product; *Kaopectate*, an anti-diarrhea product; and *Balmex*, a diaper rash product. The J&J Acquisition was funded with the proceeds from a $300,000 term loan provided under our Credit Facility, borrowings under the revolving credit facility portion of our Credit Facility and through the use of a portion of the proceeds derived from the issuance of the 2.0% Convertible Notes. The purchase price of the J&J Acquisition was $410,000 plus $1,573 of costs directly related to the acquisition. The purchase price included $5,916 of inventory, $1,781 of assumed liabilities, $463 of equipment, $403,061 of trademarks, which were assigned an indefinite life, and $3,914 of distribution rights, which was assigned a useful life of five years. The value assigned each of the acquired brands was as follows: *ACT*, $163,167; *Unisom*, $95,181; *Cortizone-10*, $124,318; *Kaopectate*, $11,653; and *Balmex*, $8,742. Certain of the products are manufactured and supplied under assumed agreements with third party manufacturers. During fiscal 2007 and 2008, the manufacturing of certain products was transferred to our facilities. For a period of up to six months from the close of the acquisition, Johnson & Johnson was to provide transition services consisting of consumer affairs, distribution and collection services (including related financial, accounting and reporting services). We terminated the distribution and collections services effective April 2, 2007 and the consumer affairs services effective June 21, 2007. The costs charged for these transition services approximated the actual costs incurred by Johnson & Johnson. During fiscal 2007, we incurred $2,057, of expenses related to these transition services, which are recorded as acquisition expenses in the accompanying consolidated statements of income.

The following unaudited consolidated pro forma information assumes the J&J Acquisition had occurred at the beginning of the periods presented:

PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (Unaudited)

	Year Ended November 30, 2007	2006
Total revenue....................	$ 432,559	$ 418,944
Net income........................	60,472	56,285
Earnings per share – basic:	3.20	2.96
Earnings per share – diluted:	3.13	2.92

The pro forma consolidated results of operations include adjustments to give effect to interest expense on debt to finance the J&J Acquisition, increased advertising expense to raise brand awareness, incremental selling, general and administrative expenses, amortization of certain intangible assets and decreased interest income on cash used in the J&J Acquisition, together with related income tax effects. The pro forma information is for comparative purposes only and does not purport to be indicative of the results that would have occurred had the J&J Acquisition and borrowings occurred at the beginning of the periods presented, or indicative of the results that may occur in the future.

On May 25, 2007, we acquired the worldwide trademark and rights to sell and market *ACT* in Western Europe from Johnson & Johnson ("*ACT* Acquisition") for $4,100 in cash plus certain assumed liabilities. The *ACT* Acquisition was funded with existing cash.

(10) POSTRETIREMENT BENEFIT PLANS

We maintain two defined benefit postretirement plans that cover certain employees who have met specific age and service requirements. The plans include a noncontributory defined benefit pension plan (the "Pension Plan") and a postretirement health care benefits plan (the "Retiree Health Plan"). The Pension Plan provides benefits based upon years of service and employee compensation to employees who had completed one year of service prior to December 31, 2000. On December 31, 2000, Pension Plan benefits and participation were frozen. The Retiree Health Plan provides benefits to certain eligible employees over the age of 65. On May 31, 2006, Retiree Health Plan eligibility was restricted to current retirees and those active employees that were retirement eligible as of that date (age 55 and 10 years of service or age 65). Contributions to the Pension Plan are calculated by an independent actuary and have been sufficient to provide benefits to participants and meet the funding requirements of the Employee Retirement Income Security Act ("ERISA"). Contributions to the Retiree Health Plan are limited to $2 per participant per year and are paid monthly on a fully insured basis. Retiree Health Plan participants are required to pay any insurance premium amount in excess of the employer contribution. Plan assets and benefit obligations are measured as of November 30 for both plans.

In addition to the previously described plans, we also sponsor a defined contribution plan that covers substantially all employees. Eligible employees are allowed to contribute their eligible compensation up to the applicable annual elective deferral and salary reduction limits as set forth by the IRS. We make matching contributions of 25% on the first 6% of contributed compensation. Our expense for the matching contribution totaled $293 in fiscal 2008, $286 in fiscal 2007, and $249 in fiscal 2006. In addition to matching contributions, safeharbor contributions equaling 3% of eligible annual compensation are made on behalf of eligible participants. Safeharbor contributions totaled $879 in fiscal 2008, $775 in fiscal 2007 and $758 in fiscal 2006. Our contributions to this plan are expensed as incurred.

The frozen status of the Pension Plan prevents any future salary increase of participants from affecting the plan's accumulated benefit obligation. Therefore, the Pension Plan's projected benefit obligation continually equals the accumulated benefit obligation. In fiscal 2008 the Pension Plan did not recognize any previously unrecognized actuarial (gains) losses as a component of net periodic (benefit) cost. As a result of the actual return on plan assets in fiscal 2008, amortization of the cumulative loss in the amount of $185 is expected to be recognized as a component of net periodic pension (benefit) cost in fiscal 2009.

The Retiree Health Plan recognized a previously unrecognized actuarial gain in the amount of $136 in fiscal 2008 as a result of a decrease in plan participants. No actuarial gain or loss for the Retiree Health Plan is expected in fiscal 2009.

Net periodic (benefit) cost for fiscal 2008, 2007 and 2006 was comprised of the following components:

	Pension Plan			Retiree Health Plan		
	2008	2007	2006	2008	2007	2006
Service cost	$ --	$ --	$ --	$ 7	$ 21	$ 57
Interest cost	576	609	610	55	56	73
Amortization of prior service cost	--	--	--	--	--	15
Expected return on plan assets	(921)	(937)	(882)	--	--	--
Recognized net actuarial (gain)/loss	--	--	5	(136)	(96)	(16)
Settlement/Curtailment loss	--	89	54	--	--	--
Net periodic (benefit) cost	$ (345)	$ (239)	$ (213)	$ (74)	$ (19)	$ 129

For each plan, the changes in the benefit obligations are as follows for fiscal 2008 and 2007:

	Pension Plan		Retiree Health Plan	
	2008	2007	2008	2007
Benefit obligation, beginning of year	$ 10,165	$ 10,733	$ 1,003	$ 1,094
Service cost	--	--	7	21
Interest cost	576	609	55	56
Plan participants' contributions	--	--	19	7
Actuarial (gain)/loss	(825)	185	(71)	(104)
Benefits paid	(690)	(1,362)	(77)	(71)
Benefit obligation, end of year	$ 9,226	$ 10,165	$ 936	$ 1,003

For each plan the changes in plan assets are as follows for fiscal 2008 and 2007:

	Pension Plan		Retiree Health Plan	
	2008	2007	2008	2007
Plan assets at fair value, beginning of year	$ 11,883	$ 12,040	$ --	$ --
Actual return on plan assets	(2,320)	1,205	--	--
Employer contribution	--	--	58	64
Plan participants' contributions	--	--	19	7
Benefits paid	(690)	(1,362)	(77)	(71)
Plan assets at fair value, end of year	$ 8,873	$ 11,883	$ --	$ --

The following table sets forth the funded status of each plan as of November 30, 2008 and 2007:

	Pension Plan		Retiree Health Plan	
	2008	2007	2008	2007
Plan assets at fair value	$ 8,873	$ 11,883	$ –	$ –
Benefit obligation	9,226	10,165	936	1,003
Funded status prepaid (deficiency)	(353)	1,718	(936)	(1,003)
Unrecognized actuarial net (gain)/loss	2,771	355	(277)	(342)
Total recognized in the consolidated balance sheet	$ 2,418	$ 2,073	$ (1,213)	$ (1,345)

Amounts recognized in the Company's consolidated balance sheet as of November 30, 2008 and 2007 consist of the following:

	Pension Plan		Retiree Health Plan	
	2008	2007	2008	2007
Deferred income tax assets (liabilities)	$ 1,057	$ 134	$ (106)	$ (129)
Other noncurrent assets (liabilities)	(353)	1,718	(936)	(1,003)
Shareholder equity:				
Accumulated other comprehensive income	1,714	221	(171)	(213)
Net asset (liability) recognized in the consolidated balance sheet	$ 2,418	$ 2,073	$ (1,213)	$ (1,345)

The discount rate used in determining the actuarial present value of the projected benefit obligation for the Pension Plan and the Retiree Health Plan was 6.5% and 5.75% in fiscal 2008 and 2007, respectively. The expected long-term rate of return on the Pension Plan assets was 8% in fiscal 2008 and 2007. The long-term return percentage on assets is based on the weighted-average of the Pension Plan's invested allocation as of the measurement date and the available historical returns for those asset categories as published by Ibbotson Associates, a leading provider of historical financial market data.

Our existing investment policy of the Pension Plan recognizes that the most significant decision to affect the ability to meet the investment objectives is the asset allocation decision. Therefore, based on the investment objectives and our risk tolerances, the investment policy defines the following asset mix range:

Asset Class	Range
Corporate & Government Bonds	30.0 – 70.0%
Equities	30.0 – 70.0%

In addition, the existing investment policy requires a performance review annually. The weighted-average asset allocations at November 30, 2008 and 2007 by asset class are as follows:

	Pension Plan Assets at November 30,	
Asset Class	2008	2007
Mutual funds	84%	88%
Equity securities	16	12
Total	100%	100%

As of November 30, 2008, we had 20 shares of our common stock in the Pension Plan with a fair value of $1,451.

The following benefit payments, are expected to be paid:

Year Ending November 30,	Estimated Benefit Payments	
	Pension Plan	Retiree Health Plan
2009	$ 690	$ 95
2010	695	92
2011	700	92
2012	705	94
2013	710	97
2014-2018	2,200	494

In fiscal 2009, no employer contributions are expected for the Pension Plan. Employer contributions for the Retiree Health Plan are expected to be paid upon receipt of the monthly insurance premium.

(11) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

We currently operate in only one primary segment – OTC health care. This segment includes medicated skin care, topical pain care, oral care, internal OTC, medicated dandruff shampoo, dietary supplement and other OTC and toiletry products.

Geographical segment information is as follows for fiscal 2008, 2007 and 2006:

	2008	2007	2006
Revenues:			
Domestic	$ 423,088	$ 393,493	$ 276,397
International [(1)]	31,791	29,885	24,151
Total	$ 454,879	$ 423,378	$ 300,548
Long-Lived Assets [(2)]			
Domestic	$ 646,676	$ 646,926	$ 235,909
International	2,237	2,233	593
Total	$ 648,913	$ 649,159	$ 236,502

[(1)]International sales include export sales from United States operations and royalties from international sales of *Selsun*. These royalties were $90, $93 and $228 for fiscal 2008, 2007 and 2006, respectively.

[(2)]Consists of book value of property, plant, equipment, patents, trademarks and other purchased product rights.

Net sales of our domestic product categories within our single healthcare business segment are as follows for fiscal 2008, 2007 and 2006:

	2008	2007	2006
Medicated skin care	$ 141,942	$ 123,456	$ 67,238
Topical pain care	96,779	95,858	101,396
Oral care	62,872	48,863	6,773
Internal OTC	48,006	45,043	11,958
Medicated dandruff shampoos	35,737	36,934	37,742
Dietary supplements	19,491	26,121	35,081
Other OTC and toiletry products	18,261	17,218	16,209
Total	$ 423,088	$ 393,493	$ 276,397

(12) COMMITMENTS AND CONTINGENCIES

GENERAL LITIGATION

We were named as a defendant in a number of lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing Phenylpropanolamine ("PPA"), which was an active ingredient in most of our *Dexatrim* products until November 2000. The lawsuits filed in federal court were transferred to the United States District Court for the Western District of Washington before United States District Judge Barbara J. Rothstein (*In Re Phenylpropanolamine ("PPA") Products Liability Litigation, MDL No. 1407*). The remaining lawsuits were filed in state court in a number of different states.

On April 13, 2004, we entered into a class action settlement agreement with representatives of the plaintiffs' settlement class, which provided for a national class action settlement of all *Dexatrim* PPA claims. On November 12, 2004, Judge Barbara J. Rothstein of the United States District Court for the Western District of Washington entered a final order and judgment certifying the class and granting approval of the *Dexatrim* PPA settlement. The *Dexatrim* PPA settlement included claims against us involving alleged injuries by *Dexatrim* products containing PPA in which the alleged injury occurred after December 21, 1998, the date we acquired the *Dexatrim* brand. A total of 14 claimants with alleged injuries that occurred after December 21, 1998 elected to opt-out of the class settlement. Subsequently, we have settled twelve of the opt-out claims. The other two opt-outs have not filed lawsuits against us, and we believe the applicable statutes of limitation have run against their claims.

In accordance with the terms of the class action settlement, approximately $70,885 was initially funded into a settlement trust. We have resolved all claims in the settlement and paid all trust expenses. On June 14, 2006, we filed a motion to dissolve the settlement trust. The court granted this motion on July 14, 2006. We dissolved the settlement trust pursuant to a letter to the trustee dated September 24, 2008.

We were also named as a defendant in approximately 206 lawsuits relating to *Dexatrim* containing PPA which involved alleged injuries by *Dexatrim* products containing PPA manufactured and sold prior to our acquisition of *Dexatrim* on December 21, 1998. The DELACO Company ("DELACO"), successor by merger to the Thompson Medical Company, Inc., which owned the brand prior to December 21, 1998, owed us an indemnity obligation for any liabilities arising from these lawsuits. On February 12, 2004, DELACO filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Southern District of New York. We filed a claim for indemnification in DELACO's bankruptcy. We entered into a settlement agreement with DELACO dated June 30, 2005 that resolved DELACO's indemnity obligations to us ("the DELACO Agreement"). The DELACO Agreement was approved by the DELACO bankruptcy court on July 28, 2005. In accordance with the DELACO bankruptcy plan, a settlement trust established under the plan paid us $8,750 on March 17, 2006, which was included in our consolidated statements of income, net of legal expenses, as litigation settlement for 2006. The payment to us by the DELACO settlement trust of $8,750 has conclusively compromised and settled our indemnity claim filed in the DELACO bankruptcy. The confirmation of the DELACO bankruptcy plan effectively released us from liability for all PPA products liability cases with injury dates prior to December 21, 1998.

On December 30, 2003, the United States Food and Drug Administration ("FDA") issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule became effective on April 11, 2004. We discontinued the manufacturing and shipment of *Dexatrim* containing ephedrine in September 2002. During April to June 2008, we received notification from an attorney of 26 individual claims alleging the development of pulmonary arterial hypertension as a result of ingesting *Dexatrim* containing ephedrine and/or PPA in 1998 through 2003. In September 2008, we resolved all of these claims for $13,250, of which approximately $2,545 was funded from the proceeds of the *Dexatrim* settlement trust. We are not currently aware of any additional product liability claims relating to *Dexatrim.*

We were named as a defendant in a putative class action lawsuit filed by California consumer Robert O. Wilkinson in the United States District Court for the Southern District of California relating to the labeling, advertising, promotion and sale of our *Garlique* product. We were served with this lawsuit on July 5, 2007. The plaintiff has voluntarily dismissed his claim for class certification but still seeks injunctive relief and attorney fees. A different California consumer using the same counsel filed a lawsuit in the Eastern District of California seeking injunctive relief, actual and punitive damages and class certification based on the same set of facts that Mr.Wilkinson alleged. We were served with this lawsuit on December 18, 2008. We are vigorously defending both *Garlique* cases.

On December 20, 2007, Avon Products, Inc. filed a patent infringement lawsuit against us in the U.S. District Court for the Southern District of New York alleging that our *Bullfrog* Mosquito Coast product infringes an Avon patent. We resolved this lawsuit through a settlement agreement executed on November 25, 2008. This confidential agreement provides a license that permits us to continue manufacturing and selling *Bullfrog* Mosquito Coast without further litigation.

On February 8, 2008, we initiated a voluntary nationwide recall of our *Icy Hot* Heat Therapy products, including consumer "samples" that were included on a limited promotional basis in cartons of our 3 oz. *Aspercreme* product, and are no longer marketing these products. We conducted the recall to the consumer level. We recalled these products because we received some consumer reports of first, second and third degree burns, as well as skin irritation resulting from consumer use or possible misuse of the products. As of January 22, 2009, there were approximately 170 consumers with pending claims against us and four products liability lawsuits pending against us alleging burns and skin irritation from the use of the *Icy Hot* Heat Therapy products. We may receive additional claims and/or lawsuits in the future alleging burns and/or skin irritation from use of our Heat Therapy products. The outcome of any such potential litigation cannot be predicted.

On July 25, 2008, LecTec Corporation filed a complaint against us in the U.S. District Court for the Eastern District of Texas, which alleges that our *Icy Hot* and *Capzasin* patch products infringe LecTec's patents. In the same lawsuit, LecTec has asserted patent infringement claims against Endo Pharmaceuticals, Inc.; Johnson & Johnson Consumer Products Company, Inc.; The Mentholatum Company, Inc.; and Prince of Peace Enterprises, Inc. LecTec seeks injunctive relief, and compensatory and enhanced damages for the alleged infringement, and attorneys' fees and expenses. We filed an answer and counterclaim on September 30, 2008 and the trial date is currently scheduled for January 4, 2011. We are vigorously defending this lawsuit.

Other claims, suits and complaints arise in the ordinary course of our business involving such matters as patents and trademarks, product liability, environmental matters, employment law issues and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon assessments from counsel, all such other pending matters are without merit or are of such kind or involve such other amounts that are not reasonably estimable or would not have a material adverse effect on our financial position, results of operations or cash flows if disposed of unfavorably.

We maintain insurance coverage for product liability claims relating to our products under claims-made policies which are subject to annual renewal. For the current annual policy period beginning September 1, 2008, we maintain product liability insurance coverage in the amount of $30,000 through our captive insurance subsidiary, of which approximately $2,803 has been funded as of January 22, 2009. We also have $25,000 of excess coverage through a third party reinsurance policy.

REGULATORY

We were notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of *Sportscreme* and *Aspercreme*. The petition sought a determination that 10% trolamine salicylate, the active ingredient in *Sportscreme* and *Aspercreme*, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA's yet-to-be finalized monograph for external analgesics. We are working to develop alternate formulations for *Sportscreme* and *Aspercreme* in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated after expiration of an anticipated grace period. If this occurred, we believe we could still market these products as homeopathic products or reformulate them using other ingredients included in the FDA monograph. We believe that the monograph is unlikely to become final and take effect before mid-2009.

Certain of our topical analgesic products are currently marketed under an FDA tentative final monograph. In 2003, the FDA proposed that the final monograph exclude external analgesic products in patch, plaster or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our *Icy Hot* patches and arguments to support the inclusion of patch products in the final monograph. We also participated in an industry-wide effort coordinated by Consumer Healthcare Products Association ("CHPA") requesting that patches be included in the final monograph and seeking to establish with the FDA a protocol of additional research that would allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to the FDA was made on October 15, 2003. The FDA has not responded to our or CHPA's submission. The most recent Unified Agenda of Federal Regulatory and Deregulatory Actions published in the Federal Register provided a target final monograph publication date of May 2009. If the final monograph excludes products in patch, plaster or poultice form, we would have to file and obtain approval of an NDA in order to continue to market the *Icy Hot, Capzasin* and *Aspercreme* patch products, the *Icy Hot* Sleeve and/or similar delivery systems under our other topical analgesic brands. In such case, we would have to cease marketing the existing products likely within one year from the effective date of the final monograph, or pending FDA review and approval of an NDA. The preparation of an NDA would likely take us six to 24 months and would be expensive. It typically takes the FDA at least 12 months to rule on an NDA once it is submitted and there is no assurance that an NDA would be approved. Sales of our *Icy Hot, Capzasin,* and *Aspercreme* patches and *Icy Hot* Sleeve products represented approximately 8% of our consolidated total revenues in fiscal 2008.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the *Pamprin* and *Prēmsyn PMS* products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. If pyrilamine maleate were not included in the final monograph, we would be required to reformulate the products to continue to provide the consumer with multi-symptom relief benefits. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category and that finalization of the menstrual products monograph is not imminent. Moreover, we have formulated alternative *Pamprin* products that fully comply with both the internal analgesic and menstrual product monographs.

We are aware of the FDA's concern about the potential toxicity due to concomitant use of OTC and prescription products that contain the analgesic ingredient acetaminophen, an ingredient found in *Pamprin* and *Prēmsyn PMS*. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both OTC and prescription drug companies are the best policies to abate the FDA's concern. The FDA will address both issues in its effort to finalize the monograph on internal analgesic products. We believe the FDA may issue revised labeling requirements within the next year, perhaps prior to monograph closure that will cause the industry to relabel its analgesic products.

During the finalization of the monograph on sunscreen products, the FDA chose to hold in abeyance specific requirements relating to the characterization of a product's ability to reduce UVA radiation. In September 2007, the FDA published a new proposed rule amending the previously stayed final monograph on sunscreens to include new formulation options, labeling requirements and testing standards for measuring UVA protection and revised testing for UVB protection. When implemented, the final rule will require all sunscreen manufacturers to conduct new testing and revise the labeling of their products within eighteen months after issuance of the final rule. We will be required to take such actions for our *BullFrog* product line.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state's list as a carcinogen, it is possible that a claim could be brought in which case we would be required to demonstrate that exposure is below a "no significant risk" level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titanium dioxide on the state's list of suspected carcinogens. Titanium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our *Bullfrog* Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through the CHPA, presenting evidence that titanium dioxide presents "no significant risk" to consumers.

On February 8, 2008, we initiated a voluntary nationwide recall of all lots of the medical device, *Icy Hot* Heat Therapy Air Activated Heat patch (Back and Arm, Neck and Leg), including consumer "samples" that were included on a limited promotional basis in cartons of our 3 oz. *Aspercreme* product. The recall was due to adverse events reports which associated the use of the products with temporary or medically reversible health consequences, skin irritation and burns. The recall was voluntary and conducted with the full knowledge of the FDA. On February 5-8, 2008, the FDA conducted a medical device inspection of our manufacturing plant, manufacturing records, and consumer complaint handling system related to the manufacture and distribution of the Heat Therapy device. On February 8, 2008, the FDA issued a Form FDA-483 noting three inspectional observations pertaining to medical device reporting, device correction reports, and corrective and preventive action procedures. We responded to the Form FDA-483 on February 14 and February 20, 2008 committing to correct the cited observations. On June 10, 2008, we received a warning letter from the FDA asserting the Heat Therapy devices are misbranded and adulterated based on the inspectional observations and requesting additional information to correct the observations. On June 24, 2008, we responded to the warning letter addressing the noted violations and providing the requested documentation. On September 22, 2008, the FDA responded stating that our response to the warning letter was thorough and appeared to adequately address the FDA's concerns. We are no longer marketing the *Icy Hot* Heat Therapy products.

LEASES AND ENDORSEMENTS

The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2008 are as follows:

2009	$ 547
2010	166
2011	101
2012	26
2013	23
Thereafter	24
	$ 887

Rental expense was $2,648, $2,395 and $2,060 for fiscal 2008, 2007 and 2006, respectively.

The minimum commitments under noncancelable endorsement contracts related to our advertising in effect at November 30, 2008 are as follows:

2009	$ 1,850
2010	2,250
2011	900
	$ 5,000

(13) CONSOLIDATING FINANCIAL STATEMENTS

The consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. ("Chattem"), Signal Investment & Management Co. ("Signal"), SunDex, LLC ("SunDex") and Chattem (Canada) Holdings, Inc. ("Canada"), the guarantors of the long-term debt of Chattem, and the non-guarantor direct and indirect wholly-owned subsidiaries of Chattem are presented below. Signal is 89% owned by Chattem and 11% owned by Canada. SunDex and Canada are wholly-owned subsidiaries of Chattem. The guarantees of Signal, SunDex and Canada are full and unconditional and joint and several. The guarantees of Signal, SunDex and Canada as of November 30, 2008 arose in conjunction with Chattem's Credit Facility and Chattem's issuance of the 7.0% Subordinated Notes (See Note 5). The maximum amount of future payments the guarantors would be required to make under the guarantees as of November 30, 2008 is $234,500.

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2008
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 22,055	$ 1,570	$ 8,685	$ --	$ 32,310
Accounts receivable, less allowances of $9,718	44,175	16,226	5,242	(16,226)	49,417
Interest receivable	108	641	(91)	(658)	--
Inventories, net	35,795	1,811	3,327	--	40,933
Deferred income taxes	3,932	--	36	--	3,968
Prepaid expenses and other current assets	4,024	--	332	(1,905)	2,451
Total current assets	110,089	20,248	17,531	(18,789)	129,079
PROPERTY, PLANT AND EQUIPMENT, NET	30,792	775	676	--	32,243
OTHER NONCURRENT ASSETS:					
Patents, trademarks and other purchased product rights, net	3,341	674,057	1,561	(62,289)	616,670
Debt issuance costs, net	12,253	--	--	--	12,253
Investment in subsidiaries	597,821	64,682	97,690	(760,193)	--
Note receivable	--	34,694	--	(34,694)	--
Other	2,727	--	--	--	2,727
Total other noncurrent assets	616,142	773,433	99,251	(857,176)	631,650
TOTAL ASSETS	$ 757,023	$ 794,456	$ 117,458	$ (875,965)	$ 792,972
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ 3,000	$ --	$ --	$ --	$ 3,000
Accounts payable	16,463	--	1,736	(83)	18,116
Bank overdrafts	1,184	--	--	--	1,184
Accrued liabilities	34,594	699	4,708	(18,708)	21,293
Total current liabilities	55,241	699	6,444	(18,791)	43,593
LONG-TERM DEBT, less current maturities	455,900	(1,200)	36,494	(34,694)	456,500
DEFERRED INCOME TAXES	(24,111)	60,766	(1,243)	--	35,412
OTHER NONCURRENT LIABILITIES	1,609	--	--	--	1,609
INTERCOMPANY ACCOUNTS	12,526	(18,962)	6,436	--	--
SHAREHOLDERS' EQUITY					
Preferred shares, without par value, authorized 1,000, none issued	--	--	--	--	--
Common shares, without par value, authorized 100,000, issued and outstanding 18,978	28,926	--	--	--	28,926
Share capital of subsidiaries	--	641,659	77,935	(719,594)	--
Dividends	--	(69,628)	--	69,628	--
Retained earnings	231,230	179,428	(6,416)	(173,012)	231,230
	260,156	751,459	71,519	(822,978)	260,156
Accumulated other comprehensive income (loss), net of taxes:					
Interest rate hedge adjustment	(1,787)	--	--	--	(1,787)
Foreign currency translation adjustment	(968)	1,694	(2,192)	498	(968)
Unrealized actuarial gains and losses	(1,543)	--	--	--	(1,543)
Total shareholders' equity	255,858	753,153	69,327	(822,480)	255,858
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 757,023	$ 794,456	$ 117,458	$ (875,965)	$ 792,972

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2007
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 4,685	$ 590	$ 10,132	$ --	$ 15,407
Accounts receivable, less allowances of $13,810	37,492	16,693	6,261	(16,693)	43,753
Interest receivable	101	625	(84)	(642)	--
Inventories, net	36,220	3,242	3,803	--	43,265
Deferred income taxes	6,709	--	41	--	6,750
Prepaid expenses and other current assets	1,913	--	302	(150)	2,065
Total current assets	87,120	21,150	20,455	(17,485)	111,240
PROPERTY, PLANT AND EQUIPMENT, NET	30,902	775	672	--	32,349
OTHER NONCURRENT ASSETS:					
Patents, trademarks and other purchased product rights, net	3,482	674,058	1,560	(62,290)	616,810
Debt issuance costs, net	15,430	--	--	--	15,430
Investment in subsidiaries	336,936	33,000	66,860	(436,796)	--
Note receivable	--	33,000	--	(33,000)	--
Other	4,218	--	513	--	4,731
Total other noncurrent assets	360,066	740,058	68,933	(532,086)	636,971
TOTAL ASSETS	$ 478,088	$ 761,983	$ 90,060	$ (549,571)	$ 780,560
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ 3,000	$ --	$ --	$ --	$ 3,000
Accounts payable	16,439	--	1,800	--	18,239
Bank overdrafts	7,584	--	--		7,584
Accrued liabilities	33,561	691	4,770	(17,485)	21,537
Total current liabilities	60,584	691	6,570	(17,485)	50,360
LONG-TERM DEBT, less current maturities	504,400	(1,200)	34,800	(33,000)	505,000
DEFERRED INCOME TAXES	(23,976)	45,032	--	--	21,056
OTHER NONCURRENT LIABILITIES	2,436	--	--	--	2,436
INTERCOMPANY ACCOUNTS	(267,058)	259,083	7,975	--	--
SHAREHOLDERS' EQUITY					
Preferred shares, without par value, authorized 1,000, none issued	--	--	--	--	--
Common shares, without par value, authorized 100,000, issued and outstanding 19,092	36,800	--	--	--	36,800
Share capital of subsidiaries	--	329,704	39,804	(369,508)	--
Dividends	--	(18,046)	(9,000)	27,046	--
Retained earnings	165,655	146,719	8,430	(155,149)	165,655
	202,455	458,377	39,234	(497,611)	202,455
Accumulated other comprehensive income (loss), net of taxes:					
Interest rate hedge adjustment	(1,747)	--	--	--	(1,747)
Foreign currency translation adjustment	1,002	--	1,481	(1,475)	1,008
Unrealized actuarial gains and losses	(8)	--	--	--	(8)
Total shareholders' equity	201,702	458,377	40,715	(499,086)	201,708
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 478,088	$ 761,983	$ 90,060	$ (549,571)	$ 780,560

Note 13

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2008
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 413,450	$ 89,033	$ 24,624	$ (72,228)	$ 454,879
COSTS AND EXPENSES:					
Cost of sales	118,000	5,370	11,194	(2,944)	131,620
Advertising and promotion	105,873	6,193	6,027	–	118,093
Selling, general and administrative	58,185	697	3,708	–	62,590
Product recall expenses	5,479	–	790	–	6,269
Litigation settlement	567	–	10,704	–	11,271
Equity in subsidiary income	(42,411)	–	–	42,411	–
Total costs and expenses	245,693	12,260	32,423	39,467	329,843
INCOME FROM OPERATIONS	167,757	76,773	(7,799)	(111,695)	125,036
OTHER INCOME (EXPENSE):					
Interest expense	(25,134)	–	(4,236)	4,060	(25,310)
Investment and other income, net	189	4,074	3,012	(6,560)	715
Loss on early extinguishment of debt	(526)	–	–	–	(526)
Royalties	(66,145)	(3,141)	–	69,286	–
Corporate allocations	1,973	(1,812)	(161)	–	–
Total other income (expense)	(89,643)	(879)	(1,385)	66,786	(25,121)
INCOME (LOSS) BEFORE INCOME TAXES	78,114	75,894	(9,184)	(44,909)	99,915
PROVISION FOR INCOME TAXES	11,828	25,139	(3,338)	–	33,629
NET INCOME (LOSS)	$ 66,286	$ 50,755	$ (5,846)	$ (44,909)	$ 66,286

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2007
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 378,225	$ 92,089	$ 22,875	$ (69,811)	$ 423,378
COSTS AND EXPENSES:					
Cost of sales	115,001	7,125	10,932	(4,003)	129,055
Advertising and promotion	96,471	9,844	6,004	(113)	112,206
Selling, general and administrative	55,120	320	2,438	–	57,878
Acquisition expenses	2,057	–	--	–	2,057
Equity in subsidiary income	(46,302)	–	--	46,302	--
Total costs and expenses	222,347	17,289	19,374	42,186	301,196
INCOME FROM OPERATIONS	155,878	74,800	3,501	(111,997)	122,182
OTHER INCOME (EXPENSE):					
Interest expense	(30,142)	--	(2,645)	2,857	(29,930)
Investment and other income, net	801	2,589	3,428	(5,358)	1,460
Loss on early extinguishment of debt	(2,633)	–	--	–	(2,633)
Royalties	(61,517)	(4,178)	--	65,695	--
Corporate allocations	2,424	(2,362)	(62)	–	–
Total other income (expense)	(91,067)	(3,951)	721	63,194	(31,103)
INCOME (LOSS) BEFORE INCOME TAXES	64,811	70,849	4,222	(48,803)	91,079
PROVISION FOR INCOME TAXES	5,121	24,797	1,471	–	31,389
NET INCOME (LOSS)	$ 59,690	$ 46,052	$ 2,751	$ (48,803)	$ 59,690

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2006
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 248,219	$ 79,722	$ 19,686	$ (47,079)	$ 300,548
COSTS AND EXPENSES:					
Cost of sales	78,044	9,661	8,784	(2,453)	94,036
Advertising and promotion	80,316	10,713	5,042	–	96,071
Selling, general and administrative	47,059	(93)	23	–	46,989
Litigation settlement	(19,292)	–	–	–	(19,292)
Equity in subsidiary income	(36,764)	–	–	36,764	–
Total costs and expenses	149,363	20,281	13,849	34,311	217,804
INCOME FROM OPERATIONS	98,856	59,441	5,837	(81,390)	82,744
OTHER INCOME (EXPENSE):					
Interest expense	(11,582)	–	(2,618)	2,475	(11,725)
Investment and other income, net	483	2,535	3,033	(4,975)	1,076
Loss on early extinguishment of debt	(2,805)	–	–	–	(2,805)
Royalties	(39,017)	(5,610)	–	44,627	–
Corporate allocations	3,324	(3,260)	(64)	–	–
Total other income (expense)	(49,597)	(6,335)	351	42,127	(13,454)
INCOME (LOSS) BEFORE INCOME TAXES	49,259	53,106	6,188	(39,263)	69,290
PROVISION FOR INCOME TAXES	4,147	17,940	2,091	–	24,178
NET INCOME (LOSS)	$ 45,112	$ 35,166	$ 4,097	$ (39,263)	$ 45,112

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2008
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income (loss)	$ 66,286	$ 50,755	$ (5,846)	$ (44,909)	$ 66,286
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	8,134	--	252	--	8,386
Deferred income taxes	3,643	15,734	(1,238)	--	18,139
Stock-based compensation expense	5,970	--	--	--	5,970
Loss on early extinguishment of debt	526	--	--	--	526
Tax benefit realized from stock options exercised	(3,709)	--	--	--	(3,709)
Other, net	(1,417)	--	(46)	--	(1,463)
Equity in subsidiary income	(44,909)	--	--	44,909	--
Changes in operating assets and liabilities:					
Accounts receivable	(6,683)	467	1,019	(467)	(5,664)
Interest receivable	(8)	(15)	8	15	--
Inventories	425	1,431	475	--	2,331
Prepaid expenses and other current assets	(2,115)	--	(31)	1,755	(391)
Accounts payable and accrued liabilities	3,171	5	(126)	(1,303)	1,747
Net cash provided by (used in) operating activities	29,314	68,377	(5,533)	--	92,158
INVESTING ACTIVITIES:					
Purchase of property, plant and equipment	(4,251)	--	(370)	--	(4,621)
(Increase) decrease in other assets, net	(237)	1,694	(2,991)	--	(1,534)
Net cash (used in) provided by investing activities	(4,488)	1,694	(3,361)	--	(6,155)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(38,000)	--	--	--	(38,000)
Proceeds from borrowings under revolving credit facility	151,500	--	--	--	151,500
Repayments of revolving credit facility	(162,000)	--	--	--	(162,000)
Bank overdraft	(6,400)	--	--	--	(6,400)
Repurchase of common shares	(26,327)	--	--	--	(26,327)
Proceeds from exercise of stock options	8,372	--	--	--	8,372
Tax benefit realized from stock options exercised	3,709	--	--	--	3,709
Changes in intercompany accounts	(5,438)	537	4,901	--	--
Dividends paid	67,128	(69,628)	2,500	--	--
Net cash provided by (used in) financing activities	(7,456)	(69,091)	7,401	--	(69,146)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	--	--	46	--	46
CASH AND CASH EQUIVALENTS					
Increase (decrease) for the year	17,370	980	(1,447)	--	16,903
At beginning of year	4,685	590	10,132	--	15,407
At end of year	$ 22,055	$ 1,570	$ 8,685	$ --	$ 32,310

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2007
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income (loss)	$ 59,690	$ 46,052	$ 2,751	$ (48,803)	$ 59,690
Adjustments to reconcile net income (loss)to net cash provided by operating activities:					
Depreciation and amortization	8,480	–	363	–	8,843
Deferred income taxes	1,875	10,847	(4)	–	12,718
Stock-based compensation expense	5,622	–	–	–	5,622
Loss on early extinguishment of debt	2,633	–	–	–	2,633
Tax benefit realized from stock options exercised	(8,291)	–	–	–	(8,291)
Other, net	154	–	(343)	–	(189)
Equity in subsidiary income	(48,803)	–	–	48,803	–
Changes in operating assets and liabilities, net of acquisitions:					
Accounts receivable	(12,289)	(7,286)	(1,612)	7,286	(13,901)
Interest receivable	(83)	–	83	–	–
Inventories	(5,721)	918	(1,017)	–	(5,820)
Prepaid expenses and other current assets	1,243	–	(144)	150	1,249
Accounts payable and accrued liabilities	27,814	(441)	4,243	(7,436)	24,180
Net cash provided by operating activities	32,324	50,090	4,320	-	86,734
INVESTING ACTIVITIES:					
Purchase of property, plant and equipment	(5,854)	–	(441)	–	(6,295)
Acquisition of brands	(8,420)	(405,784)	(1,561)	–	(415,765)
Decrease in other assets, net	(1,342)	468	2,784	–	1,910
Net cash (used in) provided by investing activities	(15,616)	(405,316)	782	–	(420,150)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(154,500)	–	–	–	(154,500)
Proceeds from long-term debt	400,000	–	–	–	400,000
Proceeds from borrowings under revolving credit facility	159,000	–	–	–	159,000
Repayments of revolving credit facility	(129,000)	–	–	–	(129,000)
Bank overdraft	1,760	–	–	–	1,760
Repurchase of common shares	(23,601)	–	–	–	(23,601)
Proceeds from exercise of stock options	16,661	–	–	–	16,661
Purchase of note hedge	(29,500)	–	–	–	(29,500)
Proceeds from issuance of warrant	17,430	–	–	–	17,430
Increase in debt issuance costs	(9,383)	–	–	–	(9,383)
Premium paid on interest rate cap agreement	(114)	–	–	–	(114)
Proceeds from sale of interest rate cap	909	–	–	–	909
Tax benefit realized from stock options exercised	8,291	–	–	–	8,291
Changes in intercompany accounts	(374,120)	373,095	1,025	–	–
Dividends paid	17,546	(18,046)	500	–	–
Intercompany debt proceeds (payments)	6,400	(1,200)	(5,200)	–	–
Net cash provided by (used in) financing activities	(92,221)	353,849	(3,675)	–	257,953
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–	–	343	–	343
CASH AND CASH EQUIVALENTS					
Increase for the year	(75,513)	(1,377)	1,770	–	(75,120)
At beginning of year	80,198	1,967	8,362	–	90,527
At end of year	$ 4,685	$ 590	$ 10,132	$ –	$ 15,407

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2006
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income (loss)	$ 45,112	$ 35,166	$ 4,097	$ (39,263)	$ 45,112
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	5,655	–	180	–	5,835
Deferred income taxes	(5,204)	5,653	(36)	–	413
Stock-based compensation expense	4,745	–	–	–	4,745
Loss on early extinguishment of debt	2,805	–	–	–	2,805
Tax benefit realized from stock options exercised	(1,627)	–	–	–	(1,627)
Other, net	127	–	257	–	384
Equity in subsidiary income	(39,263)	–	–	39,263	–
Changes in operating assets and liabilities:					
Accounts receivable	12,538	1,774	(197)	(1,774)	12,341
Inventories	(6,115)	(1,730)	224	–	(7,621)
Refundable income taxes	2,834	–	–	–	2,834
Prepaid expenses and other current assets	574	–	425	(420)	579
Accounts payable and accrued liabilities	(7,497)	163	(6,238)	2,194	(11,378)
Net cash provided by (used in) operating activities	14,684	41,026	(1,288)	–	54,422
INVESTING ACTIVITIES:					
Purchase of property, plant and equipment	(4,473)	–	(232)	–	(4,705)
Increase in other assets, net	(487)	(468)	(1,156)	–	(2,111)
Net cash (used in) provided by investing activities	(4,960)	(468)	(1,388)	–	(6,816)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(75,000)	–	–	–	(75,000)
Proceeds from long-term debt	125,000	–	–	–	125,000
Proceeds from borrowings under revolving credit facility	75,500	–	–	–	75,500
Repayments of revolving credit facility	(75,500)	–	–	–	(75,500)
Bank overdraft	5,824	–	–	–	5,824
Repurchase of common shares	(39,332)	–	–	–	(39,332)
Proceeds from exercise of stock options	2,480	–	–	–	2,480
Purchase of note hedge	(32,042)	–	–	–	(32,042)
Proceeds from issuance of warrant	18,581	–	–	–	18,581
Increase in debt issuance costs	(9,099)	–	–	–	(9,099)
Debt retirement costs	(1,501)	–	–	–	(1,501)
Premium paid on interest rate cap agreement	(687)	–	–	–	(687)
Tax benefit realized from stock options exercised	1,627	–	–	–	1,627
Changes in intercompany accounts	37,976	(38,073)	97	–	–
Dividends paid	–	(2,500)	2,500	–	–
Net cash provided by (used in) financing activities	33,827	(40,573)	2,597	–	(4,149)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–	–	(257)	–	(257)
CASH AND CASH EQUIVALENTS					
Increase (decrease) for the year	43,551	(15)	(336)	–	43,200
At beginning of year	36,647	1,982	8,698	–	47,327
At end of year	$ 80,198	$ 1,967	$ 8,362	$ –	$ 90,527

(14) QUARTERLY INFORMATION (Unaudited and in thousands, except per share amounts)

	Total	Quarter Ended February 29	May 31	August 31	November 30
FISCAL 2008:					
Total revenues	$ 454,879	120,773	116,716	111,929	105,461
Gross profit	$ 323,259	86,040	84,075	80,176	72,968
Net income	$ 66,286	14,873	20,732	13,966	16,715
Net income per share:					
Basic [1]	$ 3.49	.78	1.08	.74	.88
Diluted [1]	$ 3.42	.75	1.06	.73	.86
FISCAL 2007:					
Total revenues	$ 423,378	100,831	112,964	108,965	100,618
Gross profit	$ 294,323	69,851	77,869	76,172	70,431
Net income	$ 59,690	13,650	14,908	16,312	14,820
Net income per share:					
Basic [1]	$ 3.15	.73	.78	.86	.78
Diluted [1]	$ 3.08	.71	.77	.84	.76

[1]The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and dilutive potential shares used in the quarterly and annual computations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chattem, Inc.:

We have audited Chattem, Inc. (a Tennessee corporation) and subsidiaries' (the Company) internal control over financial reporting as of November 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Chattem, Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chattem, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of November 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chattem, Inc. and subsidiaries as of November 30, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2008, and our report dated January 29, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
January 29, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On January 27, 2009, the exhibit to Chattem, Inc. Annual Cash Incentive Plan (the "Plan") was corrected to conform one of the components affecting the range of potential incentive awards payable thereunder with the original understanding and intent of our board of directors and compensation committee at the time the Plan was adopted. The exhibit to the Plan sets forth percentages of base salaries used in determining the annual incentive awards payable to participants based on specified participant groupings and corporate performance levels achieved during the applicable performance period. At the time of the Plan's adoption, our board of directors and compensation committee understood that all percentages set forth in the exhibit to the Plan were equal to those percentages previously approved and in effect under the terms of our previous short-term incentive plan, which remained in effect until the Plan's adoption. The percentage of base salary used in determining the annual incentive award payable to our chairman and chief executive officer upon achievement of corporate performance level 3 under the previous short-term incentive plan had been set at 100% by our board of directors and compensation committee in January 2004. The exhibit to the Plan, however, erroneously reflects that such percentage is 75%. Accordingly, our compensation committee, pursuant to authority granted to it under the Plan, authorized and approved the correction of the Plan and the exhibit, effective as of the date on which the Plan first became effective, to reflect and fully effectuate the original understanding and intent of our board of directors and compensation committee.

A copy of the Plan with the corrected exhibit thereto is attached hereto as Exhibit 10.47 and is incorporated herein by reference thereto. The foregoing description of the terms and conditions of the Plan, as so corrected, is qualified in its entirety by reference to the full text of the correct Plan attached hereto.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of November 30, 2008 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our filings under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of November 30, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on our assessment, management determined that, at November 30, 2008, we maintained effective internal control over financial reporting.

The Company's independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, which is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes during the quarter ended November 30, 2008 in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors

The information found in our 2009 Proxy Statement under the heading "Information about Nominees and Continuing Directors" is hereby incorporated by reference.

(b) Executive Officers

The following table lists the names of the executive officers and other key employees of the Company as of January 22, 2009, their ages and their positions and offices with the Company:

NAME	AGE	POSITION WITH REGISTRANT
Zan Guerry*	60	Chairman of the Board and Chief Executive Officer; Director
Robert E. Bosworth*	61	President and Chief Operating Officer; Director
Andrea M. Crouch	50	Vice President – Brand Management
Ron Galante	65	Vice President – New Business Development
Robert B. Long*	37	Vice President and Chief Financial Officer
B. Derrill Pitts	66	Vice President – Operations

J. Blair Ramey	42	Vice President – Marketing
John L. Stroud	48	Vice President – Marketing
Charles M. Stafford	58	Vice President – Sales
Joseph J. Czerwinski	59	Vice President – Product Development
Theodore K. Whitfield, Jr.*	43	Vice President, General Counsel and Secretary

*Executive Officer

Zan Guerry. Mr. Guerry became our chairman of the board and chief executive officer in June 1990. Previously, he served as our vice president and chief financial officer from 1980 until 1983, as executive vice president from 1983 to 1990, as president of Chattem Consumer Products from 1989 to 1994, as chief operating officer from 1989 to 1990 and as president from 1990 to 1998. Mr. Guerry became one of our directors in 1981. He is also a director of SunTrust Bank, Chattanooga, N.A.

Robert E. Bosworth. Mr. Bosworth became our president and chief operating officer in September 2005. From 2001 to September 2005, Mr. Bosworth served as Vice President-Corporate Finance of Livingston Company, a merchant banking firm.

Andrea M. Crouch. Ms. Crouch became our vice president-brand management in 1995. Ms. Crouch joined us in 1985 as an assistant brand manager. Prior to joining us, she served as product planner for Hayes Microcomputer Products, a manufacturer of modems and communication equipment, and previously was a systems consultant with Arthur Andersen LLP, an accounting firm.

Ron Galante. Mr. Galante became our vice president-new business development in June 1996. Previously, he was director - new business development. Prior to that, Mr. Galante served as general manager of Chattem Canada, our Canadian subsidiary, from June 1990 to May 1993 and as director of marketing for many of our domestic brands from 1980 until 1990.

Robert B. Long. Mr. Long became our vice president and chief financial officer in July 2008. Previously, he served as our vice president-finance since July 2007 and as our chief accounting officer from April 2006 to July 2007. Prior to joining us, Mr. Long was Chief Financial Officer of Charleston Hosiery, Inc. and served as a senior audit manager with Ernst & Young LLP from 2003 to 2005.

B. Derrill Pitts. Mr. Pitts joined us in 1961 and since that time has served us in all manufacturing operation disciplines. He was promoted to vice president-operations in 1984.

J. Blair Ramey. Mr. Ramey became our vice president-marketing in November 2007. Mr. Ramey joined us in 1998 and previously served as a marketing manager, a marketing director, and since April 2006 as our vice president-brand management and media. Prior to joining the Company, he held marketing positions at Nabisco, Inc. and Bryan Foods.

John L. Stroud. Mr. Stroud became our vice president-marketing in November 2007. Previously, he served as our vice president-brand management and category manager since joining the Company in August 2005. Prior to joining us, he served in various capacities, including Vice President, Marketing, R&D and Quality, at Brach's Confections, Inc., a manufacturer of confections and fruit snacks.

Charles M. Stafford. Mr. Stafford became our vice president-sales in June 1994. Previously, he served as our director of field sales and zone sales manager. Prior to joining us in 1983, Mr. Stafford held sales management positions with Johnson & Johnson, a pharmaceutical company, and Schering Corporation (now Schering–Plough Corporation), a research-based pharmaceutical company.

Joseph J. Czerwinski. Mr. Czerwinski became our vice president-product development in July 2007. Since joining the company in 2002, he has served as the Company's Director of Product Development.

Theodore K. Whitfield, Jr. Mr. Whitfield became our vice president, general counsel and secretary in June 2004. Prior to joining us, Mr. Whitfield was a member with the law firm of Miller & Martin PLLC, from 1999 to 2004.

(c) Compliance with Section 16(a) of the Exchange Act

The information found in our 2009 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" is hereby incorporated by reference.

(d) Audit Committee; Audit Committee Financial Expert

The information found in our 2009 Proxy Statement regarding the identity of the audit committee members and the audit committee financial expert under the heading "Audit Committee Report – Identification of Members and Functions of Committee" is hereby incorporated by reference.

(e) Code of Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of this code of business conduct and ethics is posted on the Company's website at www.chattem.com. In the event waivers are granted under the code of business conduct and ethics, such waivers will be posted on our website for one year from the date the waiver is granted.

Item 11. Executive Compensation

The information found in our 2009 Proxy Statement under the headings "Corporate Governance – Compensation Committee – Compensation Committee Interlocks and Insider Participation" and "Executive Compensation and Other Information" is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information found in our 2009 Proxy Statement under the headings "Executive Compensation and Other Information – Equity Compensation Plan Information" and "Ownership of Common Stock" is hereby incorporated by reference.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information found in our 2009 Proxy Statement under the headings "Corporate Governance – Policies and Procedures for the Approval of Related Person Transactions" and "Executive Compensation and Other Information – Certain Relationships, Related Transactions and Director Independence" is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information found in our 2009 Proxy Statement under the headings "Corporate Governance - Audit Committee Pre-Approval of Services by the Independent Auditor" and "Corporate Governance - Audit and Non-Audit Fees" is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Chattem, Inc. and Subsidiaries are set forth in Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of November 30, 2008 and 2007
Consolidated Statements of Income for the Years Ended November 30, 2008, 2007 and 2006
Consolidated Statements of Shareholders' Equity for the Years Ended November 30, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the Years Ended November 30, 2008, 2007 and 2006
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

2. The following financial statement schedule is filed as Exhibit 99.1 to this report:

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. The following documents are filed or incorporated by reference as exhibits to this report:

Exhibit Number	Description of Exhibit	References
3.1	Restated Charter of Chattem, Inc., as amended	(4), (5), (10), and (16)
3.2	Amended and Restated By-Laws of Chattem, Inc.	(1), (6), (20) and (30)
4.1	Rights Agreement dated January 27, 2000 between Chattem, Inc. and SunTrust Bank, Atlanta, N.A.	(2)
4.2	Indenture dated as of February 26, 2004 among Chattem, Inc., its domestic subsidiaries and SouthTrust Bank, as trustee, relating to the 7% Senior Subordinated Notes due 2014	(3)
4.3	First Amendment to and Supplemental Indenture dated July 25, 2006 among Chattem, Inc., its domestic subsidiaries and U.S. Bank, National Association, as successor trustee, relating to the 7% Senior Subordinated Notes due 2014	(22)
4.4	Indenture dated as of November 22, 2006 between Chattem, Inc. and U.S. Bank, National Association, as trustee, relating to 2% Convertible Senior Notes due 2013	(25)
4.5	Registration Rights Agreement dated November 22, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013	(25)
4.6	Indenture dated as of April 11, 2007 between Chattem, Inc., and U.S. Bank, National Association, as trustee, relating to 1.625% Convertible Senior Notes due 2014	(29)

Exhibit Number	Description of Exhibit	References
4.7	Registration Rights Agreement dated April 11, 2007 between Chattem, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated	(29)
10.1	Lease Agreements as amended, dated February 1, 1996 between Tammy Development Company and Chattem, Inc. for warehouse space at 3100 Williams Street, Chattanooga, Tennessee	(6) and (7)
10.2	First Amended and Restated Master Trademark License Agreement between Signal Investment & Management Co. and Chattem, Inc., effective June 30, 1992	(8)
10.3	Commercial Lease dated April 1, 1998 between Chattem, Inc., lessee, and Kenco Group, Inc., lessor, for warehouse space located at 4309 Distribution Avenue, Chattanooga, Tennessee	(9)
10.4*	Chattem, Inc. Non-Statutory Stock Option Plan – 1998	(8)
10.5*	1999 Stock Plan for Non-Employee Directors	(21)
10.6*	Chattem, Inc. Non-Statutory Stock Option Plan – 2000	(10)
10.7*	Chattem, Inc. Stock Incentive Plan – 2003	(12)
10.8*	Chattem, Inc. Stock Incentive Plan – 2005	(17)
10.9*	Form of Stock Option Grant Agreement under Chattem, Inc. Stock Incentive Plan – 2005	(17)
10.10*	Form of Restricted Stock Agreement under Chattem, Inc. Stock Incentive Plan – 2005	(17)
10.11*	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining only to officers	(19)
10.12*	Form of Amendment to Grant Agreement under 2005 Stock Incentive Plan pertaining to all optionees other than officers	(19)
10.13*	Amended and Restated Employment Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry	(31)
10.14*	Second Amended and Restated Severance Agreement dated July 8, 2008 by and between Chattem, Inc. and Zan Guerry	(31)
10.15*	Form of Amended and Restated Non-Competition and Severance Agreement-Robert E. Bosworth, Andrea M. Crouch, Ron Galante, B. Derrill Pitts, Charles M. Stafford, Theodore K. Whitfield, Jr.	(31)
10.16*	Form of Non-Competition and Severance Agreement - Joseph J. Czwerwinski, Robert B. Long and John L. Stroud	(31)
10.17*	Form of Restricted Stock Agreements – Zan Guerry	(11)

Exhibit Number	Description of Exhibit	References
10.18	Asset Purchase Agreement dated as of October 5, 2006, among Johnson & Johnson, Pfizer, Inc. and Chattem, Inc.	(23)
10.19	Letter Agreement dated November 16, 2006 among Chattem, Inc., Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding confirmation of OTC Convertible Note Hedge	(25)
10.20	Letter Agreement dated November 16, 2006 among Chattem, Inc., Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding confirmation of OTC Warrant Transaction	(25)
10.21	Securities Purchase Agreement dated November 16, 2006 among Chattem, Inc. and the purchasers of the 2% Convertible Senior Notes due 2013	(24)
10.22	Purchase Agreement dated April 4, 2007 among Chattem, Inc., and the initial purchasers of the 1.625% Convertible Senior Notes due 2014	(28)
10.23	Letter Agreement dated April 10, 2007 among Chattem, Inc., Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding confirmation of OTC Convertible Note Hedge	(29)
10.24	Letter Agreement dated April 10, 2007 among Chattem, Inc., Merrill Lynch Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding confirmation of the OTC Warrant Transactions	(29)
10.25	Credit Agreement dated as of February 26, 2004 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(3)
10.26	New Commitment Agreement dated March 9, 2004 between Chattem, Inc. and Bank of America, N.A., as administrative agent	(14)
10.27	First Amendment to Credit Agreement dated as of December 22, 2004 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(18)
10.28	Waiver and Second Amendment to Credit Agreement dated as of February 25, 2005 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(18)
10.29	Third Amendment to Credit Agreement dated as of November 29, 2005 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(19)
10.30	Fourth Amendment to Credit Agreement dated as of November 16, 2006 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(24)
10.31	Fifth Amendment to Credit Agreement dated December 22, 2006 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(26)

Exhibit Number	Description of Exhibit	References
10.32	Sixth Amendment to Credit Agreement dated April 3, 2007 among Chattem, Inc., its domestic subsidiaries, identified lenders and Bank of America, N.A., as agent	(27)
10.33	Rate Cap Transaction Agreement dated March 8, 2004 between Chattem, Inc. and JP Morgan Chase Bank	(14)
10.34	First Amendment to the Second Amended and Restated Master Trademark License Agreement between Signal Investment & Management Co. and Chattem, Inc. effective May 31, 2003	(13)
10.35	First Amendment to Master Trademark License Agreement between Signal Investment & Management Co. and SunDex, LLC, effective May 31, 2003	(13)
10.36	Memorandum of Understanding dated December 19, 2003 with Plaintiffs' Steering Committee in In re: Phenylpropanalomine (PPA) Products Liability Litigation, MDL 1407, pending before the United States District Court for the Western District of Washington	(12)
10.37	Class Action Settlement Agreement dated as of April 13, 2004 between Chattem, Inc. and Class Counsel on behalf of Class Representatives In re: Phenylpropanolamine (PPA) Products Liability Litigation	(14)
10.38	Initial Settlement Trust Agreement dated April 12, 2004 between Chattem, Inc. and Amsouth Bank	(14)
10.39	Final Settlement Trust Agreement between Chattem, Inc. and AmSouth Bank dated March 16, 2005	(18)
10.40	Settlement Agreement dated April 26, 2004 between Chattem, Inc. and General Star Indemnity Company	(14)
10.41	Memorandum of Understanding dated December 13, 2003 between and among Chattem, Inc. and Kemper Indemnity Insurance Company	(14)
10.42	Settlement Agreement dated December 30, 2003 between Chattem, Inc. and Admiral Insurance Company	(14)
10.43	Settlement Agreement dated July 14, 2004 between Chattem, Inc. and Sidmak Laboratories	(15)
10.44	*Dexatrim* Case Scoring System and Matrix for the Chattem *Dexatrim* Class Action Settlement	(15)
10.45	Settlement and Coverage-In-Place Agreement between Interstate Fire & Casualty Company and Chattem, Inc. effective March 18, 2005	(18)
10.46	Settlement Agreement dated as of June 30, 2005 by and between Chattem, Inc. and The DELACO Company	(17)
10.47*	Chattem, Inc. Annual Cash Incentive Compensation Plan	

Exhibit Number	Description of Exhibit	References
21	Subsidiaries of the Company	
23.1	Consent of Independent Registered Public Accounting Firm	
31.1	Certification required by Rule 13a-14(a) under the Securities Exchange Act	
31.2	Certification required by Rule 13a-14(a) under the Securities Exchange Act	
32	Certification required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350	
99.1	Schedule II – Valuation and Qualifying Accounts	

*This item is a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b) of this report.

References:

Previously filed as an exhibit to and incorporated by reference from the indicated report filed with the Securities and Exchange Commission:

(1) Form 8-K filed February 1, 2000.

(2) Form 8-A filed February 1, 2000.

(3) Form S-4 filed March 22, 2004.

(4) Form S-8 filed June 2, 1999.

(5) Form 10-K for the year ended November 30, 1992.

(6) Form 10-K for the year ended November 30, 1995.

(7) Form 10-K for the year ended November 30, 1996.

(8) Form 10-K for the year ended November 30, 1997.

(9) Form 10-K for the year ended November 30, 1998.

(10) Form 10-K for the year ended November 30, 1999.

(11) Form 10-K for the year ended November 30, 2001.

(12) Form 10-K for the year ended November 30, 2003.

(13) Form 10-Q filed for the quarter ended May 31, 2003.

(14) Form 10-Q filed for the quarter ended May 31, 2004.

(15) Form 10-Q filed for the quarter ended August 31, 2004.

(16) Schedule 14A filed March 4, 2005.

(17) Form 10-Q filed for the quarter ended May 31, 2005.

(18) Form 10-Q filed for the quarter ended February 28, 2005.

(19) Form 8-K filed December 2, 2005.

(20) Form 8-K/A filed August 31, 2005.

(21) Schedule 14A filed March 8, 1999.

(22) Form 8-K filed July 19, 2006, as supplemented by Form 8-K filed July 26, 2006.

(23) Form 8-K filed November 15, 2006.

(24) Form 8-K filed November 22, 2006.

(25) Form 8-K filed November 29, 2006.

(26) Form 8-K filed December 28, 2006.

(27) Form 8-K filed April 4, 2007.

(28) Form 8-K filed April 11, 2007.

(29) Form 8-K filed April 17, 2007.

(30) Form 8-K filed November 13, 2007

(31) Form 10-Q for the quarter ended May 31, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 29, 2009

CHATTEM, INC.

By: /s/ Zan Guerry
Zan Guerry
Chairman and Chief Executive Officer

By: /s/ Robert B. Long
Robert B. Long
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Zan Guerry Zan Guerry	Chairman of the Board and Director (Chief Executive Officer)	1-29-09
/s/ Robert E. Bosworth Robert E. Bosworth	President and Director (Chief Operating Officer)	1-29-09
/s/ Robert B. Long Robert B. Long	Vice President and Chief Financial Officer	1-29-09
/s/ Samuel E. Allen Samuel E. Allen	Director	1-29-09
/s/ Ruth W. Brinkley Ruth W. Brinkley	Director	1-29-09
/s/ Gary D. Chazen Gary D. Chazen	Director	1-29-09
/s/ Bill W. Stacy Bill W. Stacy	Director	1-29-09
/s/ Philip H. Sanford Philip H. Sanford	Director	1-29-09

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated January 29, 2009, with respect to the consolidated financial statements and schedule and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Chattem, Inc. on Form 10-K for the year ended November 30, 2008. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Chattem, Inc. on Form S-3 (File No. 333-69397, effective December 22, 1998), Form S-3ASR (File No. 333-143986, effective June 22, 2007, and File No. 333-141300, effective March 14, 2007), Form S-4 (File No. 333-113808, effective March 22, 2004) and Form S-8 (File No. 333-125149, effective May 23, 2005; File No. 33-35386, effective June 13, 1990; File No. 33-78524, effective May 4, 1994; File No. 33-78522, effective May 4, 1994; File No. 333-104888, effective May 1, 2003; File No. 333-39558, effective June 19, 2000; File No. 333-79809, effective June 2, 1999; File No. 33-55640, effective December 10, 1992; and File No. 333-61267, effective August 12, 1998).

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
January 29, 2009

EXHIBIT 31.1

CERTIFICATIONS

I, Zan Guerry, Chairman and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Chattem, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 29, 2009

/s/ Zan Guerry
Zan Guerry
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Robert B. Long, Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Chattem, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 29, 2009

/s/ Robert B. Long
Robert B. Long
Vice President and Chief Financial Officer

EXHIBIT 32

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Chattem, Inc., a Tennessee corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the year ended November 30, 2008 (the "Form 10-K") of the Company fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 29, 2009

/s/ Zan Guerry
Zan Guerry
Chairman and Chief Executive Officer

Dated: January 29, 2009

/s/ Robert B. Long
Robert B. Long
Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-K, or as a separate disclosure document.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO CHATTEM, INC. AND WILL BE RETAINED BY CHATTEM, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

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BOARD OF DIRECTORS

ZAN GUERRY
Chairman and Chief Executive Officer
Chattem, Inc.
Chattanooga, Tennessee

ROBERT E. BOSWORTH
President and Chief Operating Officer
Chattem, Inc.
Chattanooga, Tennessee

SAMUEL E. ALLEN
Chairman
GLOBALT, Inc.
Atlanta, Georgia

RUTH W. BRINKLEY
West Ministry Market Leader
Ascension Health
President and Chief Executive Officer
Carondelet Health Network
Tucson, Arizona

GARY D. CHAZEN
Partner, Perimeter Properties and Metal Systems, Inc.
Chattanooga, Tennessee

PHILIP H. SANFORD
President and Chief Operating Officer
Value Place, LLC
Wichita, Kansas
Principal, Port Royal Holdings, LLC
Atlanta, Georgia

BILL W. STACY
Headmaster
Baylor School
Chattanooga, Tennessee

ANNUAL MEETING

Wednesday, April 8, 2009
1:00 P.M.
1715 West 38th Street
Chattanooga, TN 37409

ADDITIONAL FINANCIAL INFORMATION

Copies of our quarterly reports on Form 10-Q and our annual report on Form 10-K, both forms filed with the Securities and Exchange Commission, may be obtained without charge at www.chattem.com, by writing to Investor Relations, Chattem, Inc. at our corporate office address, or by calling 1-800-366-6077

OFFICER

*ZAN GUERRY**
Chairman and Chief Executive Officer

*ROBERT E. BOSWORTH**
President and Chief Operating Officer

ANDREA M. CROUCH
Vice President
Brand Management

JOSEPH J. CZERWINSKI
Vice President
Product Development

RON GALANTE
Vice President
New Business Development

*ROBERT B. LONG**
Vice President and Chief Financial Officer

B. DERRILL PITTS
Vice President
Operations

J. BLAIR RAMEY
Vice President
Marketing

CHARLES M. STAFFORD
Vice President
Sales

JOHN L. STROUD
Vice President
Marketing

*THEODORE K. WHITFIELD, JR.**
Vice President, General Counsel and Secretary

*Executive Officer

CORPORATE OFFICE

CHATTEM, INC.
1715 West 38th Street
Chattanooga, Tennessee 37409

KEY SUBSIDIARIES

CHATTEM (U.K.) LIMITED
Level 3, Belvedere
Basing View
Basingstoke, Hampshire RG21 4HG
England

CHATTEM GLOBAL CONSUMER PRODUCTS LIMITED
Mary Rosse Centre
Holland Road
National Technology Park
Limerick, Ireland

CHATTEM CANADA
2220 Argentia Road
Mississauga, Ontario L5N 2K7

SIGNAL INVESTMENT & MANAGEMENT CO.
1105 North Market Street
Suite 1300
Wilmington, Delaware 19890

SUNDEX, LLC
3350 Broad Street
Chattanooga, Tennessee 37409

HBA INDEMNITY COMPANY, LTD.
P.O. Box 10073 APO
Grand Pavilion Corporate Centre
West Bay Road
Grand Cayman,
Cayman Islands

COMMON STOCK LISTING

NASDAQ Global Market
NASDAQ Symbol: CHTT

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE
P.O. Box 43078
Providence, RI 02940-3078
Phone: (800) 568-3476
www.computershare.com

By overnight mail:
Computershare
250 Royall St.
Canton, MA 02021


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Chattem, Inc.
1715 West 38th Street
Chattanooga, TN 37409

1-800-366-6077
www.chattem.com

END